

PHILADELPHIA INSURANCE COMPAN


08048529



... to leave no stone unturned

That's the **PHLY** Way

2007 annual report


PROCESSED
APR 24 2008
THOMSON REUTERS



About Us

Philadelphia Consolidated Holding Corp. (Nasdaq: PHLY) is an insurance holding company. Philadelphia Consolidated Holding Corp. and subsidiaries have assets of approximately $4.0 billion.

- We design, market and underwrite property and casualty insurance products for niche markets, with value-added coverages and services.
- We compete on coverage, customized solutions and consistent pricing, with a disciplined underwriting philosophy.
- We approach the market through multiple distribution channels: direct sales, independent insurance producers, wholesalers, Preferred Agents and the Internet.
- We continuously review and refine our business processes to improve efficiency and the ease of doing business with PHLY.
- We partner with local and national charitable organizations to give back to the communities we serve.
- We seek out the best people, provide opportunities, and recognize their achievements.



Our mission statement

PHLY is a team of motivated, high achievers committed to delivering innovative products and unsurpassed service to niche insurance markets. By maintaining a disciplined approach to business, we provide greater security for our policyholders and superior value for our shareholders. We believe that integrity and mutual respect are the foundation of long-term and fulfilling relationships with our employees, customers and business partners.

2007 Accolades

100 Best Places to Work in Pennsylvania

20 Best Places to Work in Philadelphia

Wards 50 Top Property Casualty Insurer

National Underwriter's 2007 Profit Hall of Fame

Forbes 100 Best Mid Cap Stocks

Forbes' Platinum 400 Best Big Companies

A+ (Superior) A.M. Best

A1 Moody's Ratings

Financial highlights



(In millions, except per share amounts)	**2007**	2006	2005	2004	2003
	As of and for the Years Ended December 31,				
Total Revenue	**$ 1,529.6**	$ 1,253.8	$ 1,051.4	$ 818.9	$ 619.6
Net Income	**$ 326.8**	$ 288.8	$ 156.7	$ 83.7	$ 62.2
Diluted Earnings per Share	**$ 4.40**	$ 3.93	$ 2.14	$ 1.20	$ .91
Total Assets	**$ 4,099.9**	$ 3,438.5	$ 2,927.8	$ 2,485.7	$ 1,870.9
Total Shareholders' Equity	**$ 1,547.5**	$ 1,167.3	$ 816.5	$ 644.2	$ 545.6
Book Value per Common Share Outstanding	**$ 21.47**	$ 16.48	$ 11.79	$ 9.64	$ 8.26
GAAP Combined Ratio	**74.3%**	68.3%	78.1%	88.7%	90.3%

Total revenue


$619.6
$818.9
$1,051.4
$1,253.8
$1,529.6
03 04 05 06 07

Net income


$62.2
$83.7
$156.7
$288.8
$326.8
03 04 05 06 07

Total assets


$1,870.9
$2,485.7
$2,927.8
$3,438.5
$4,099.9
03 04 05 06 07

Shareholders' equity


$545.6
$644.2
$816.5
$1,167.3
$1,547.5
03 04 05 06 07

PHLY IS...

- **Philadelphia Indemnity Insurance Company** A Pennsylvania domiciled commercial property and casualty insurance company licensed as an admitted carrier in 50 states and the District of Columbia.
- **Philadelphia Insurance Company** A Pennsylvania domiciled commercial property and casualty insurance company licensed in Pennsylvania and the District of Columbia as an admitted carrier and approved in 49 states and the District of Columbia as a surplus lines insurer.
- **Liberty American Select Insurance Company** A Florida domiciled personal lines property and casualty insurance company for the Florida homeowners and manufactured housing markets that is also licensed as an admitted carrier in 10 other states.
- **Liberty American Insurance Company** A Florida domiciled personal lines property and casualty insurance company for the homeowners and the manufactured housing markets which is licensed as an admitted carrier in Florida.
- **Maguire Insurance Agency, Inc.** A captive underwriting manager founded in 1962 by James J. Maguire, the Company's Chairman. The underwriting manager produces insurance primarily for the account of the Company's insurance subsidiaries.
- **Liberty American Insurance Services, Inc.** A managing general agency domiciled in Florida that produces personal lines insurance primarily for the homeowners and manufactured housing market in Florida.





"Generating these exceptional results in a softening market is a testament to the strength of our business model and the quality of our people."

— James J. Maguire, Jr.

To our Shareholders

In 2007, we once again delivered excellent results for our shareholders. Our focus on process and performance enabled the Company to deliver profitable growth in a softening market, while establishing several new product lines that will enable growth in the years to come.

2007 financial results included:

- Total revenues increasing 22 percent to $1.53 billion.
- Net earned premiums increasing to $1.38 billion, up 18 percent from 2006.
- Net income increasing 13 percent to $326.8 million.
- A 74.8 percent GAAP combined ratio, a moderate increase from last year, but still at the upper echelon of all insurance companies worldwide.
- A 5 percent increase in net operating cash flow to $534.1 million. Our investment portfolio rose to over $3 billion at the end of the year.
- Net investment income increasing 28 percent to $117.2 million. Our high-quality investment portfolio helped us avoid any negative exposure to the mortgage market.
- An after tax return on equity approximating 23 percent for the year, demonstrating once again that PHLY is an excellent steward of our capital.

Generating these exceptional results in a softening market is a testament to the strength of our business model. From our first personal contact with a new prospect, to the settlement of an outstanding claim with our longest-standing customer, our entire business has been built on a culture of excellence. Our goal is to exceed our customers' expectations at every stage of our relationship with them.

All signs point to further market softening in 2008. It has been just over two years since the industry experienced Katrina's catastrophic losses along the Gulf Coast. But the insurance industry as a whole has a short memory, as we are already seeing significant price competition.

Our challenge this coming year will be to leave no stone unturned. We believe that our differentiated marketing model, culture of performance, technology leadership, and intense focus on the details will continue to drive results that exceed our peers in the industry.

The good news for our shareholders is that from top to bottom, we have built an organization accustomed to performing at extremely high levels in the face of difficult challenges. In 2007 the insurance markets began to soften, the U.S. economy began to weaken, and the sub-prime lending meltdown roiled the investment markets. Yet we continued to post excellent financial results.

The Commercial Lines and Specialty Lines segments both contributed to our solid financial results, while our Personal Lines business is currently in runoff mode.

Our Commercial Lines business includes our commercial multi-peril package business, commercial automobile coverage, specialty property and inland marine coverage, and antique/collector car insurance products. During 2007, gross written premiums for this segment grew to approximately $1.4 billion, an 18.7 percent increase over 2006, and accounted for approximately 82 percent of our total gross written premiums.

This growth is the result of both new product introductions and new customer prospecting efforts. Our overall policy count in this segment increased 130.6 percent during 2007, with the antique/collector vehicle program introduced last year driving approximately 67.4 percent of our policy growth.

Our existing book of business remains strong, and is fundamental to our profitability. Our renewal retention levels remained high at 93.0 percent during the year. At the same time, we increased our premium writings in existing product offerings, most notably for condominium and homeowners associations, non-profit organizations, specialty schools, and golf and country clubs, as well as the inland marine specialty property product line. These product offerings accounted for 56.4 percent of our increase in gross written premiums.

Our Specialty Lines business includes professional liability insurance products targeting management, marketing and computer consultants, healthcare professionals, accountants, and other professionals. It also includes directors and officers liability insurance products for non-profit organizations and private companies in select industries we identify and target, and employment practices liability to cover allegations of wrongful termination, sexual harassment, and discrimination.

All professional and management liability insurance products faced intense competition during the year. Even so, we increased our gross written premiums by 7.7 percent to $245.2 million. Our overall policy count in this segment increased 26.2 percent during 2007, and renewal retention levels remained high at 94.0 percent. The calendar year net loss ratio for the segment was 37.9 percent, and service levels remained outstanding, as policies and endorsements were issued in an average of 10 days.

Each year, we look at each of our lines of business and products to ensure the business has the dynamics we are seeking from an exposure standpoint. We are willing to make the tough decisions when the business does not meet our established underwriting and pricing guidelines.

Along these lines, in 2007 we exited the bowling centers product line. Quite simply, the product didn't meet our stringent profitability standards.

Our Valley Forge Insurance Brokerage helped us last year to transition out of markets that no longer met our underwriting standards, such as the bowling centers product. We were able to offer coverage alternatives to our customers, preserving goodwill, retaining the loyalty of our preferred agents, and enabling us to capture additional revenue.

Our entire business has been built on a culture of excellence.

Our Personal Lines business remained in a state of transition during 2007, and today our homeowners and manufactured housing policies are in runoff mode. The significant reinsurance rates and limited availability of catastrophe reinsurance coverage overall restricted our ability to write this business profitably.

Accordingly, gross written premiums for the Personal Lines segment were reduced to $58.8 million in 2007, from $96.2 million in 2006.

At the same time, our flood insurance program continues to perform well. We like this business because it's risk-free revenue, since we only administer this product on behalf of the government's National Flood Insurance Program.

PHLY's investment portfolio also performed well in 2007 despite a volatile interest rate environment. Net investment income grew to $117.2 million, from $91.7 million in 2006. This was primarily driven by an increased investment portfolio — a function of our strong cash flow — as well as our strategic decision to extend the average duration of our fixed maturity portfolio.



Our goal is to introduce three new products every year — a goal that we have exceeded for over five years.

Shareholders should take comfort in knowing that our investment portfolio is sound. The average credit quality rating of our $2.7 billion of fixed income portfolio securities is AAA, and our $0.35 billion equity portfolio is comprised of high quality growth and value stocks.

Only $ 27.6 million, or less than 1 percent of our overall portfolio, is exposed to the Alt-A or Sub-Prime markets, and we believe that these securities are sound because they are comprised of AAA-rated first cash flow tranches with an average life of 2.4 years. None of these securities have experienced ratings downgrades.

With that as a backdrop, a major question on shareholders' minds is, "How is PHLY going to sustain its performance in a softening market?" The answer to that question is the theme of this annual report. By leaving no stone unturned in our search for new sources of revenue, partnering with and developing high quality people, and developing advanced technological solutions to further improve our customers' PHLY experience.

Our Preferred Agents have been critical to our growth and success over the years, and in 2007 we increased their ranks by 20 percent. In exchange for a commitment to PHLY, Preferred Agents are eligible to receive equity incentives, profit sharing based on underwriting results, online access to our claims system, and an assigned underwriter and claims representative. We also provide Preferred Agents with five pre-qualified leads every month, a unique differentiator that flows directly from our mixed marketing channel.

In 2007, we also introduced our Firemark Agents Program to forge deeper, richer relationships with the broker community and as a prelude to their potentially becoming Preferred Agents. While our goal was to bring 300 agents into the Firemark program, we exceeded this goal by more than 50 percent.

Firemark agents receive two leads per month, a monthly joint sales call with PHLY, and a quarterly visit from the underwriter who manages their business. As the relationship with our Firemark Agents evolves and proves to be mutually beneficial, we will work together to set goals that will lead to them becoming a Preferred Agent. We believe the investment we've made in Preferred Agents and Firemark Agents will continue to pay dividends in 2008 by providing more new business opportunities.

Our direct sales force is a unique PHLY asset. We have 118 direct sales representatives prospecting every day, introducing PHLY to new potential clients, following up on leads, and surfacing new opportunities that we can either close ourselves or use to motivate our Preferred Agents and Firemark Agents.

In 2007 our direct sales force made 520,000 direct phone calls to prospective customers, a staggering number that represents a 54 percent increase over 2006, when we made 338,000 phone calls.

It is important for PHLY to be close to its customers and agents to forge long-term relationships. We have accomplished this through our 45 regional offices nationwide. In 2007, we successfully opened four new offices in Raleigh, NC, Boise, ID, Las Vegas, NV, and Louisville, KY.

Our regional offices are an important component of our success, enabling us to be close to the action in the quest for new business, and provide hands-on service to our customers and prospects. From an underwriting standpoint, our regional offices also give us the ability to quickly identify in-market trends that may serve as an early warning sign when profitability or loss experience trends are deteriorating, or as the first source of new ideas for new lines of business.

We leave no stone unturned in our search for new market opportunities where the PHLY business model can deliver a differentiated customer experience. Our entire team is focused on identifying new market opportunities, and our goal is to introduce three new products every year — a goal that we have exceeded for over 5 years.

In 2007, we added 7 new products focused on zoos, museums, day spas, high end apartments, volunteer fire departments, fairs and festivals, and crisis management. All of these markets are ripe for the PHLY approach.

While new business represents the first component of our growth strategy, our underwriting culture is obsessively focused on insuring the good risks and refining our book of business. Our underwriting department contains two distinct teams — one focused on new business and the other on renewal business.

This frees up the new business underwriters to move quickly on new sales opportunities, while renewal underwriters can manage the existing book of business. Renewal underwriters also have a responsibility to serve as product managers, helping to ensure that the line of business is profitable, and that their product is top-of-mind with our sales channels through education and interaction with our sales force and broker network.

We also manage through metrics, and our underwriters have 100 percent visibility into how they are performing relative to peers. This reinforces our underwriting culture, which is focused on great performance and attention to detail, and provides high-performing underwriters with motivation to stay on top of their game.

At the same time, all of our underwriters can clearly see the performance of their business. It works: our combined ratio is one of the best in the industry.

In conclusion, 2007 was a very good year for PHLY in an increasingly challenging market. We believe our competitive advantages are sustainable, and our entire team is leaving no stone unturned in the search for new opportunities for profitable growth.

For the customers we serve, PHLY offers a highly attractive risk pool and a stable price. This is a result of our track record of consistently screening and culling the business. We also make it easy to do business with PHLY — from our "10 Reasons Why" for each coverage area, to best-in-class service that provides policy issuance in an average of 10 days.

For shareholders, we provide a disciplined approach to the business that does not change as markets turn. As a result, we deliver above-market growth and solid financial results on a consistent basis.

For employees, the PHLY way means they have a great place to work where they can achieve their goals. We offer stability, growth opportunities, and a financially rewarding, fulfilling career. In addition, employees have the ability to make changes and suggest new approaches to the business, and can play a role in defining and expanding our enterprise.

Looking forward, we believe we will see a continued soft market and increased competition, exacerbated by uncertainty in financial and economic markets. The good news for shareholders is that we are calibrated to perform in this type of market. We have the right technology, good product spread, excellent internal controls and excellent people. We are pleased with our accomplishments in 2007 and we look forward to the many opportunities and challenges which lie ahead in 2008.

Sincerely,

JAMES J. MAGUIRE, JR.
President and Chief Executive Officer

JAMES J. MAGUIRE
Chairman of the Board and Founder





Our shareholders have benefited as we have grown revenues and profitability faster than many of our industry peers.

LEAVING NO STONE UNTURNED IN

the quest for profitable growth

The PHLY team has continually focused on improving its business model, exploring new growth opportunities, and enhancing customers' experience to earn their loyalty and repeat business.

In turn, our shareholders have benefited as we have grown revenues and profitability faster than many of our industry peers. We've continually refined our risk profile while delivering excellent returns on invested capital.

Amid a soft market for insurance services and a weakening U.S. economy, investors are rightfully concerned about the future. But PHLY shareholders know that our singular attention to detail, performance-focused culture, and relentless competitive spirit position the Company to maintain its strong track record of growth.

From a top-line standpoint, our mixed marketing strategy and regular introduction of new products and niches mean that we can identify new revenue opportunities among fierce competition. Before our competitors notice a market is ripe with opportunity, we establish a strong foothold. This "blue ocean strategy" of growth means that our opportunities are limited only by the bounds of our employees' imaginations.

From a profitability standpoint, we are obsessive about generating strong underwriting profits, and scour every line of business, niche and product to ensure it meets our standards. We are not hesitant to discontinue products where we cannot establish a distinct, competitive niche and generate appropriate shareholder returns. The result: We have been "A+" rated by A.M. Best since 1998, and we believe our combined ratio of 74.8 percent is in the top tier of major insurance companies nationwide.

We leave no stone unturned in the search for new technological advantages that can enhance our competitive position and further strengthen our customer relationships. We have advanced our paperless policy system, delivering policies and endorsements via PDF instead of CD-ROM. This has enabled us to reduce the time to issue these documents to an average of 10 days, while allowing our clients to quickly and easily archive them for future reference. It also further minimizes our environmental impact, which is a part of being a good corporate citizen.

We also enhanced our Web site this year, converting it to a potent business-to-business portal where clients can download policies, check on claims status, and receive confirmation of coverage. We also use technology to precisely measure every metric that matters to our business, from sales calls made by our direct sales force to loss trends in our most mature lines of business. As a result, employees know which metrics matter to their success, as well as where their performance stands against that metric.

Finally, a large part of our compensation philosophy is tied to shareholder return. Approximately 20 percent of the Company is owned by executive management, demonstrating that we are closely aligned with our shareholders' interests.

In short, the entire PHLY organization is calibrated to deliver excellent performance and to provide excellent shareholder returns. We believe our disciplined, process-focused business model will deliver exceptional growth in hard markets, and above-market growth in soft markets. This will serve us well in 2008 and beyond.



We have consistently produced combined ratios below the industry average — a key measure of an insurer's profitability.

STATUTORY COMBINED RATIOS

PHLY vs. industry averages

Year	PHLY	Industry Average
2003	90.3%	100.2%
2004	88.7%	98.5%
2005	78.1%	100.8%
2006	68.3%	93.3%
2007	74.3%	95.6%

Source: A.M. Best Company
January 2008
2007 industry data






LEAVING NO STONE UNTURNED IN

the quest for new niche markets

We relentlessly search the insurance market to find niche businesses where we can offer special coverage enhancements and underwriting excellence to drive revenue growth, and as a result, solid profitability.

We search for corners of the insurance market where there are a multitude of untapped prospects, and where our mixed-marketing sales model can build a volume business quickly to achieve scale. Once we identify a niche we want to attack, we build a list of prospects. We utilize our direct sales force to establish relationships, communicate benefits, and uncover opportunities to pursue through our multi-channel distribution system.

PHLY niches typically have unique needs that cannot be served by a cookie-cutter approach often adopted by large, mass-market insurance companies. As a result, we can create distinct policies and endorsements that give our customers and prospects a reason to do business with PHLY. This also helps us avoid commodity markets where price is the sole differentiator.

All new products introduced in 2007 include specialized coverage features to enhance their appeal targeted at zoos, museums, day spas, high end apartments, volunteer fire departments, fairs and festivals, and crisis management.

The special benefits we offer are clearly articulated in our "Ten Reasons Why" brochures for every line of business and every product. This helps our sales channels to communicate benefits, and our prospects to make an easy decision to do business with PHLY.

New PHLY niches are born from a wide variety of sources, because our team is trained to source new growth opportunities. Often, Preferred Agents are among the first to suggest new product lines, because their

CASE STUDY

PHLY and the classic car market

In July 2006, PHLY acquired the renewal rights for the collector car program of The James A. Gundy Agency. This transaction aligned PHLY with one of the pioneers and leaders in the collectible car insurance market and provided a potent growth platform in 2007. During the year, PHLY's Collector Car program grew by nearly $29.0 million while loss experience was in line with our corporate expectation.

Growth in the collector car market is driven by a number of factors which are expected to continue in the future. The Internet has expanded interest in vintage automobiles by bringing like-minded collectors together, improving and facilitating the search for used parts, and providing a commerce platform for the trading of cars and parts. Maturing baby boomers want to invest in the Camaros, Mustangs, and Chargers that they once cruised with in their youth. At the same time, these "muscle cars" have morphed into a whole new segment of collectible cars with a built-in audience of enthusiasts. In addition, promotion of collector cars on specialty cable TV shows provides awareness for an entirely new audience of potential collectors.




We search for opportunities in the insurance market where there are a multitude of untapped prospects, and where our mixed-marketing sales model can build a volume business quickly to achieve scale.

proximity to our markets, steadfast commitment to PHLY, and deep understanding of our business model help them quickly tune in to new opportunities that grow our business.

New niches are also identified by our underwriting team. Since they review the policies we issue, PHLY underwriters have a unique understanding of our customers, and can quickly see commonalities among clients that lead to new product lines. Many of our most significant niches are established when an underwriter notices a type of coverage in high demand.

Finally, we have utilized an acquisition strategy for penetrating new niches. An example is the classic car market, where the acquisition of the renewal rights for the collector car program of The James A. Grundy Agency, Inc. in 2006 was an important element to our 2007 growth.

Approximately 14% of our total premium growth this year has been as a result of new account penetration in this niche. In 2007 we acquired renewal rights of the Fitness and Wellness Insurance Agency, a recognized leader in the fitness and wellness industry servicing both personal instructors and commercial health clubs.

Identification of new niches is so vital to our overall corporate objectives that we have made it a stated goal to add three new product lines every year — a goal that we have exceeded for over 5 years. We will continue to leave no stone unturned in our quest to increase product lines and consistently build profitable new niche businesses.



The collector car market also has a number of attributes that make it a natural for PHLY's differentiated business model. Customer loyalty can be earned by providing world class service, settling claims quickly to get beloved autos back on the road, and by providing differentiated coverage features like agreed value coverage, no mileage limitations, and spare parts coverage. Accordingly, our retention rates in this business were in excess of 98% in 2007. Viral marketing can expand awareness of our products and services, as most car collectors are members of collector clubs. And loss experience is excellent, as collectors "baby" their cars, ensuring they are well cared for and not exposed to potential damage.

This acquisition was proposed by members of our underwriting team, who had been working with Grundy to insure collectible car dealers for several years and saw the opportunity to take our relationship to the next level. Their awareness of this exciting niche market enabled us to begin writing this new chapter in PHLY's history of growth.


Grundy
WORLDWIDE





The spirit of volunteerism has been a part of our culture since the Company's founding.

LEAVING NO STONE UNTURNED TO SUPPORT THE

communities where we live, work and play

Shareholders reviewing PHLY's product list will quickly see some common elements. A number of our product lines are sports and fitness related, and the PHLY team's participation in marathons, triathlons, and other fitness-related events has been covered extensively in the media. It's an important end-market that goes to the core of who we are: a competitive team which brings a winning spirit and drive for success to the business world.

But community-related product lines are just as prevalent, and just as close to the heart of who we are. The spirit of volunteerism has existed at PHLY since our Company's founding. From mental health and social service organizations to religious organizations and volunteer fire departments, some of PHLY's most robust markets and significant growth opportunities are focused on community service.

These hard-working non-profit organizations are more than just customers to us. They inspire us. They challenge us to do more. And they set a powerful example for us, demonstrating that we must take our commitment to our communities to a level that echoes theirs.

Accordingly, many of our executives are members of non-profit boards such as St. Joseph's University Haub School of Business, the Non-Profit Risk Management Institute, and the Challenged Athletes Foundation. These appointments bring us closer to our customers' world by enabling us to walk in their shoes and understand their daily challenges and opportunities.

PHLY also sponsored several events in 2007, including the 2007 Parkway Run/Walk benefiting Children's Hospital of Philadelphia and the 15th Annual Turkey Trot, a competitive 5-mile run benefiting Face to Face, a social service organization that provides programs including soup kitchens, health centers, legal counseling, and a children's summer camp. We also sponsored 20 runners from the Odyssey House, a holistic drug treatment center that focuses on turning addicts into athletes, in the Philadelphia Marathon. Our employees also volunteered at these events, exemplifying our Company as a hard-working, energetic team.

Financial commitment is another cornerstone of our eagerness to give back to the community. We capped the year by adopting The Salvation Army's Red Shield, the oldest shelter for families and single women in Philadelphia. Each Red Shield resident wrote a "wish list" of 3 things they wished for this past holiday season. PHLY employees then made their wishes come true by providing all of the residents with gifts from their wish lists. This typified PHLY's commitment to community, by encompassing both our corporate commitment and that of our individual employees.

All of these activities are essential to our mission of establishing deeper, richer ties with the communities we serve. But perhaps the most significant way we help our non-profit partners is by providing reasonably priced insurance in a stable risk pool. By helping to protect their financial condition in the event of accidents, lawsuits, natural disasters, and other events, we help ensure their continued operation and community service.

NATIONAL PRESENCE

45 OFFICES IN 13 REGIONS

covering the U.S.


NORTHWEST
WESTERN
SUNBELT
ROCKY MOUNTAINS
NORTH CENTRAL
CENTRAL
SOUTHWEST
OHIO VALLEY
NORTHEAST
METRO
MID-ATLANTIC
SOUTHEAST
FLORIDA

OPPORTUNITIES

BRINGING US CLOSER TO OUR CUSTOMERS THROUGH

community service




THIS WAY
SA
T
I Helped Out
at the Party!


Ronald McDonald House
of Detroit


DENVER
RESCUE
MISSION

PHLY employees volunteer their time and efforts for a variety of non-profit organizations and entities. All of these activities are essential to our mission of establishing deeper, richer ties with the communities we serve.





Our employees come to work each day loving what they do and working hard to make the Company a better place.

LEAVING NO STONE UNTURNED TO

build a culture of excellence

At PHLY, our people drive our success. Every employee, every single day, has the ability to make a difference. Every point of interaction with customers and prospects is a make-or-break opportunity to differentiate Philadelphia Insurance and continue our successful track record.

Our 1,374 employees work as a cohesive team, with each teammate striving daily to identify new growth opportunities, suggest and implement process improvements, enhance effectiveness, and improve profitability. Our performance-driven culture is perpetuated by our top 25 senior management employees, who have an average tenure with PHLY of over 15 years. In addition, we have had zero turnover in senior management for the last decade. The stabilizing presence of these "cultural carriers" serves as an example for all employees.

Our hard-charging culture is not for everyone, however. So we work hard to ensure the people we hire are PHLY material. We are the hardest-hitting interview in town, relentlessly screening candidates to find employees who have drive, determination, and toughness, combined with a heart-felt concern for our customers and communities. At the same time, our employees must be flexible and willing to continuously hone fresh skills, experience new challenges, and adapt to an ever-changing insurance business.

We perpetuate our culture by keeping winning employees in the PHLY fold. Dedication to employee wellness is evident in our company-wide commitment to athletics and initiatives. These include smoking cessation programs, adoption assistance programs, paid maternity and paternity leave, and financial education seminars to encourage responsible financial choices. In addition, our flex time and telecommuting options for employees enable us to retain a winning staff when life changes require flexibility in work schedules and arrangements.

Further, we believe that employees should experience joy at work. We encourage all employees to work towards a career where their job description matches their calling in life. Our initiatives in this regard provide employees with the tools and ability to match their skill set with the right job. We want employees to come to work each day loving what they do and working hard to make the Company a better place. As such, we are willing to work with our employees and transition them to new jobs if they want to try new positions or challenges.

Our merit-oriented culture ensures that excellent performance is rewarded; and there are no secrets when it comes to performance. Employees have online, real-time access to the key performance metrics by which they are measured, and can quickly identify whether they are on target to sustain their performance.

In 2007, we launched a formal cultural training program to further embed the PHLY way with our employees. All employees attended presentations by top management where we defined the PHLY culture, articulated key behaviors and personal characteristics of successful employees, and set clear expectations for attitudes and actions. As part of this, our Customer Service Week directed the spotlight on this mission-critical aspect of the PHLY business model. Our cultural training initiative, which is now an ongoing component of our employee development plans, will further solidify our culture and gain support from employees up and down the Company.

Financial section



Selected Financial Data

(In thousands, except share and per share data)	2007	2006	2005	2004	2003
	As of and for the years ended December 31,				
OPERATIONS AND COMPREHENSIVE INCOME STATEMENT DATA:					
Gross Written Premiums	**$ 1,692,223**	$ 1,493,248	$ 1,264,915	$ 1,171,317	$ 905,993
Gross Earned Premiums	**1,604,097**	1,365,358	1,165,296	1,062,057	789,498
Net Written Premiums	**1,459,633**	1,282,864	1,110,771	914,532	602,300
Net Earned Premiums	**1,379,243**	1,169,302	976,647	770,248	574,518
Net Investment Income	**117,224**	91,699	63,709	43,490	38,806
Net Realized Investment Gain (Loss)	**29,566**	(9,861)	9,609	761	794
Other Income	**3,561**	2,630	1,464	4,357	5,519
Total Revenue	**1,529,594**	1,253,770	1,051,429	818,856	619,637
Net Loss and Loss Adjustment Expenses	**618,953**	468,212	504,006	476,115	359,177
Acquisition Costs and Other Underwriting Expenses	**413,103**	338,267	263,759	214,369	162,912
Other Operating Expenses	**12,241**	12,637	17,124	9,439	7,822
Goodwill Impairment Loss [1]	**—**	—	25,724	—	—
Total Losses and Expenses	**1,044,297**	819,116	810,613	699,923	529,911
Income Before Income Taxes	**485,297**	434,654	240,816	118,933	89,726
Total Income Tax Expense	**158,484**	145,805	84,128	35,250	27,539
Net Income	**$ 326,813**	$ 288,849	$ 156,688	$ 83,683	$ 62,187
Weighted-Average Common Shares Outstanding	**70,381,631**	69,795,947	68,551,572	66,464,460	65,726,364
Weighted-Average Share Equivalents Outstanding	**3,845,044**	3,674,121	4,533,807	3,456,099	2,254,800
Weighted-Average Shares and Share Equivalents Outstanding	**74,266,675**	73,470,068	73,085,379	69,920,559	67,981,164
Basic Earnings Per Share	**$ 4.64**	$ 4.14	$ 2.29	$ 1.26	$ 0.95
Diluted Earnings Per Share	**$ 4.40**	$ 3.93	$ 2.14	$ 1.20	$ 0.91
Cash Dividends Per Share	**$ —**	$ —	$ —	$ —	$ —
YEAR END FINANCIAL POSITION:					
Total Investments and Cash and Cash Equivalents	**$ 3,121,565**	$ 2,542,313	$ 2,009,370	$ 1,623,647	$ 1,245,994
Total Assets	**4,099,938**	3,438,537	2,927,826	2,485,656	1,870,941
Unpaid Loss and Loss Adjustment Expenses	**1,431,933**	1,283,238	1,245,763	996,667	627,086
Total Shareholders' Equity	**1,547,473**	1,167,267	816,496	644,157	545,646
Common Shares Outstanding	**72,087,287**	70,848,482	69,266,016	66,821,751	66,022,656
INSURANCE OPERATING RATIOS (STATUTORY BASIS):					
Net Loss and Loss Adjustment Expenses to Net Earned Premiums	**44.9%**	39.8%	51.8%	61.6%	63.1%
Underwriting Expenses to Net Written Premiums	**29.4%**	28.5%	26.3%	27.1%	27.2%
Combined Ratio	**74.3%**	68.3%	78.1%	88.7%	90.3%
A.M. Best Rating [2]	**A+ (Superior)**	A+ (Superior)	A+ (Superior)	A+ (Superior)	A+ (Superior)

[1] During the fourth quarter of 2005, the Company recorded a $25.7 million impairment charge related to the write-down of goodwill arising from the acquisition of the Company's personal lines segment. This loss, which was the same on a pre-tax and after-tax basis, was a result of the Company's annual evaluation of the carrying value of goodwill. The write-down was determined by comparing the fair value of the Company's personal lines segment and the implied value of the goodwill with the carrying amounts on the balance sheet. The write-down resulted from changes in business assumptions primarily due to the following: the unprecedented hurricane activity and associated catastrophe losses experienced in 2004 and 2005; the uncertainty of 2006 catastrophe reinsurance renewal rates; the decision to change the personal lines segment business model to discontinue writing the mobile homeowners business and target new construction homeowners business; and the disruption in the Florida marketplace.

[2] As of September 30, 2004, the Company's four insurance subsidiaries were rated A+ (Superior) by A.M. Best Company. Effective October 1, 2004, the Company's four insurance subsidiaries entered into a new intercompany reinsurance pooling arrangement. Two of the insurance subsidiaries, Philadelphia Indemnity Insurance Company and Philadelphia Insurance Company, entered into an intercompany reinsurance pooling arrangement which included substantially all the Company's commercial and specialty lines business. The Company's two other insurance subsidiaries, Liberty American Select Insurance Company and Liberty American Insurance Company, also entered into an intercompany reinsurance pooling arrangement which substantially included all the Company's personal lines segment business. As a result of this arrangement, A.M. Best Company assigned an A- (Excellent) rating to these two companies. The rating of Philadelphia Indemnity Insurance Company and Philadelphia Insurance Company remained at A+.

Management's Discussion and Analysis of Financial Condition and Results of Operations

FORWARD-LOOKING INFORMATION

Certain information included in this report and other statements or materials published or to be published by us are not historical facts but are forward-looking statements relating to such matters as anticipated financial performance, business prospects, technological developments, new and existing products, expectations for market segment and growth, and similar matters. In connection with the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, we provide the following cautionary remarks regarding important factors which, among others, could cause our actual results and experience to differ materially from the anticipated results or other expectations expressed in our forward-looking statements. The risks and uncertainties that may affect the operations, performance, development, and results of our business, and the other matters referred to below include, but are not limited to:

- Changes in the business environment in which we operate, including inflation and interest rates;
- Changes in taxes, governmental laws, and regulations;
- Competitive product and pricing activity;
- Difficulties of managing growth profitably;
- Claims development and the adequacy of our liability for unpaid loss and loss adjustment expenses;
- Severity of natural disasters and other catastrophe losses;
- Adequacy of reinsurance coverage which may be obtained;
- Ability and willingness of our reinsurers to pay;
- Future terrorist attacks; and
- The outcome of the Securities and Exchange Commission's industry-wide investigation relating to the use of non-traditional insurance products, including finite risk reinsurance arrangements.

We do not intend to publicly update any forward-looking statement, except as may be required by law.

GENERAL

Overview

We design, market, and underwrite specialty commercial and personal property and casualty insurance products for select markets or niches by offering differentiated products through multiple distribution channels. Our operations are classified into the following three reportable business segments which are organized around our three underwriting divisions:

- The Commercial Lines Underwriting Group has underwriting responsibility for the commercial multi-peril package, commercial automobile, specialty property and inland marine and the antique/collector car insurance products;
- The Specialty Lines Underwriting Group has underwriting responsibility for the professional and management liability insurance products; and
- The Personal Lines Group, which has underwriting responsibility for personal property insurance products for the homeowners and manufactured housing markets in Florida, and the National Flood Insurance Program for both Personal and Commercial policyholders.

We operate solely within the United States through our 13 regional and 32 field offices.

We generate most of our revenues through the sale of commercial property and casualty insurance policies. The commercial insurance policies are sold through our five distribution channels which include direct sales, retail insurance producers/open brokerage, wholesalers, preferred agents and "Firemark producers," and the Internet. We believe that consistency in our field office representation has created excellent relationships with local insurance agencies across the country.

During 2007, we experienced strong gross written premium growth for our commercial and specialty lines segments due to an increase in policy counts resulting from continued expansion of marketing efforts through our field organization and preferred agents, and the introduction of several new niche product offerings. This strong premium growth occurred despite realized average rate decreases for commercial and specialty lines renewal business of (3.6)% and (1.8)%, respectively. We currently anticipate that these average rate decreases will continue through 2008, and may be higher than experienced during 2007. For our personal lines segment, gross written premiums declined during 2007 due to a restriction of business production which included non-renewing all homeowners and rental dwelling policies providing windstorm coverage which expired between June 15, 2007 and December 31, 2007. This reduction was imposed to reduce our exposure to catastrophe wind losses.

We believe our product distribution marketing platform creates value added features not typically found in property and casualty products which contribute to generating premium growth above industry averages. Written premium information for our business segments for the years ended December 31, 2007 and 2006 is as follows:

(Dollars in millions)	Commercial Lines	Specialty Lines	Personal Lines	Total
2007 Gross Written Premium	**$ 1,388.2**	**$ 245.2**	**$ 58.8**	**$ 1,692.2**
2006 Gross Written Premium	$ 1,169.4	$ 227.6	$ 96.2	$ 1,493.2
Percentage Increase (Decrease)	18.7%	7.7%	(38.9)%	13.3%

We also generate revenue from our investment portfolio, which approximated $3.0 billion as of December 31, 2007, and generated $117.2 million in pre-tax investment income during 2007. We utilize external independent professional investment managers with the objective of realizing relatively high levels of investment income while generating competitive after-tax total rates of return within specific objectives and guidelines.

Our GAAP basis combined ratio was 74.8% for 2007, which was substantially lower than the combined ratio of the property and casualty industry as a whole. 2007 calendar year results included an $85.8 million pre-tax benefit from a decrease in net unpaid loss and loss adjustment expenses due to favorable trends in prior years' claim emergence. The favorable net loss and loss adjustment expense development occurred primarily in the Commercial and Specialty Lines segments for accident years 2003 through 2006. This favorable development is primarily attributable to better than expected case incurred loss development for professional liability, management liability and commercial coverages.

The following table illustrates the 2007 calendar year and accident year loss ratios by segment.

	Commercial Lines	Specialty Lines	Personal Lines	Weighted Average
2007 calendar year net loss and loss adjustment expense ratio	45.8%	37.9%	60.7%	44.9%
2007 accident year net loss and loss adjustment expense ratio	49.1%	62.1%	68.1%	51.1%

We believe our core strategy of adhering to an underwriting philosophy of sound risk selection and pricing discipline have enabled us to produce loss ratios that have been well below industry averages. We monitor certain measures of growth and profitability for each business segment, including, but not limited to:

- number of policies written,
- renewal retention ratios,
- new business production,
- pricing,
- risk selection, and
- loss and loss adjustment expense ratios.

Other key financial metrics that are regularly monitored in evaluating financial condition and operating performance include, but are not limited to:

- level of expenses,
- investment performance,
- return on equity,
- cash flow, and
- capital leverage.

The following is a comparison of selected Statement of Operations and Comprehensive Income data:

	For the years ended December 31,		
(In millions)	**2007**	2006	2005
Total Revenue	**$ 1,529.6**	$ 1,253.8	$ 1,051.4
Total Losses and Expenses	**$ 1,044.3**	$ 819.1	$ 810.6
Net Income	**$ 326.8**	$ 288.8	$ 156.7

Certain Critical Accounting Estimates and Judgments

Investments:

Fair values. The carrying amount of our investments approximates their estimated fair value. Our external fixed income investment manager provides pricing of our investments based on a pricing methodology approved by the investment manager's pricing committee. Pricing is primarily obtained from market vendors based on a pre-established provider list.

For non-investment grade structured securities for which a vendor price is not available, broker pricing is obtained from either the lead manager of the issue or from the broker used at the time the security was purchased. Material assumptions and factors considered by the independent vendors and brokers in pricing these securities may include:

- cash flows,
- collateral performance including delinquencies, default, and recoveries; and
- any market clearing activity and/or liquidity circumstances in the security or other benchmark securities that may have occurred since the prior month-end pricing period.

For mortgage and asset-backed securities ("structured securities") of high credit quality, changes in expected cash flows are recognized using the retrospective method. Under the retrospective method, the effective yield on a security is recalculated each period based upon future expected and past actual cash flows. The security's book value is restated based upon the most recently calculated effective yield, assuming such yield had been in effect from the security's purchase date. The retrospective method results in an increase or decrease to investment income (amortization of premium or discount) at the time of each recalculation. Future expected cash flows consider various prepayment assumptions, as well as current market conditions. These assumptions include, but are not limited to, prepayment rates, default rates, and loss severities.

For structured securities where the possibility of credit loss is other than remote, changes in expected cash flows are recognized on the prospective method over the remaining life of the security. Under the prospective method, revisions to cash flows are reflected in a higher or lower effective yield in future periods and there are no adjustments to the security's book value. Various assumptions are used to estimate projected cash flows and projected book yields based upon the most recent month end market prices. These assumptions include, but are not limited to, prepayment rates, default rates, and loss severities.

Cash flow assumptions for structured securities are obtained from a primary market provider of such information. These assumptions represent a market based best estimate of the amount and timing of estimated principal and interest cash flows based on current information and events. Prepayment assumptions for asset/mortgage backed securities consider a number of factors in estimating the prepayment activity, including seasonality (the time of the year), refinancing incentive (current level of interest rates), economic activity (including housing turnover) and burnout/seasoning (term and age of the underlying collateral).

Our total investments as of December 31, 2007 include $1.0 million in securities for which there is no readily available independent market price.

Other than temporary impairments. We regularly perform impairment reviews with respect to our investments. There are certain risks and uncertainties inherent in our impairment methodology. These include, but are not limited to, the financial condition of specific industry sectors and the resultant effect on any underlying collateral values, and changes in accounting, tax and/or regulatory requirements which may have an effect on either, or both, the investor and/or the issuer.

For investments other than interests in securitized assets, these reviews include identifying any security whose fair value is below its cost, and an analysis of securities meeting predetermined impairment thresholds to determine whether such decline is other than temporary. If we do not intend to hold a security to maturity or determine a decline in value to be other than temporary, the cost basis of the security is written down to its fair value. The amount of the write down is included in earnings as a realized investment loss in the period the impairment arose (See Investments). Gross unrealized losses for investments excluding interests in securitized assets were $26.2 million as of December 31, 2007.

Our impairment review also includes an impairment evaluation for interests in securitized assets conducted in accordance with the guidance provided by the Emerging Issues Task Force of the Financial Accounting Standards Board. Gross unrealized losses for investments in securitized assets were $3.0 million as of December 31, 2007.

Liability for Unpaid Loss and Loss Adjustment Expenses:

The liability for unpaid loss and loss adjustment expenses reflects our best estimate for future amounts needed to pay losses and related settlement expenses with respect to insured events. The process of establishing the liability for property and casualty unpaid loss and loss adjustment expenses is a complex and imprecise process, requiring the use of informed estimates and judgments. The liability includes an amount determined on the basis of claim adjusters' evaluations with respect to insured events that have been reported to us, and an amount for losses incurred that have not yet been reported to us. In some cases significant periods of time, up to several years or more, may elapse between the occurrence of an insured loss and the reporting of it to us.

Estimates for unpaid loss and loss adjustment expenses are based on our assessment of known facts and circumstances, review of past loss experience and settlement patterns, and consideration of other internal and external factors. These factors include, but are not limited to,

- our growth,
- changes in our operations, and
- legal, social, and economic developments.

We review these estimates regularly and any resulting adjustments are made in the accounting period in which the adjustment arose.

The table below classifies the components of our reserve for gross losses and loss adjustment expenses ("loss" or "losses") with respect to major lines of business, as of December 31, 2007:

(In thousands)

Gross loss and loss adjustment expense reserves by line of business:	As of December 31, 2007		
	Case	IBNR	Total
Commercial Lines Segment:			
General Liability	$ 258,261	$ 400,601	$ 658,862
Auto	97,862	89,991	187,853
Property	118,073	14,690	132,763
Rental/Leasing – Supplemental Liability	7,121	6,537	13,658
Rental/Leasing – Other	8,812	19,032	27,844
Program Umbrella	22,951	13,237	36,188
Other	6,148	5,311	11,459
	519,228	549,399	1,068,627
Specialty Lines Segment:			
Professional Liability Errors & Omissions	50,422	90,220	140,642
Management Liability Directors & Officers	60,373	108,478	168,851
Professional Liability Excess	19,108	19,832	38,940
	129,903	218,530	348,433
Personal Lines Segment:	4,460	10,413	14,873
Total	$ 653,591	$ 778,342	$1,431,933

The most significant actuarial assumptions used in determining our loss reserves are:

- Ultimate losses are determinable by extrapolation of claim emergence and settlement patterns observed in the past (via loss development factor selection) that can reasonably be expected to persist into the future.

  This assumption implies that historical claim reporting, handling, and settlement patterns are predictive of future activity and can thus be utilized to forecast ultimate liabilities on unpaid claims. Since the many factors that influence claim activity can change over time and are often difficult to isolate or quantify, the rate at which claims arose in the past and the costs to settle them may not always be representative of what will occur in the future. Key objectives in developing estimates of ultimate losses are to identify aberrations and systemic changes occurring within historical experience and to adjust for them so that the future can be projected on a more reliable basis. Various diagnostic tools are employed, (e.g., ratios of claims paid-to-claims incurred and analyses of average claim costs by age of development), and close communication is maintained among our actuarial, claims and underwriting departments to continually monitor and assess the validity of this assumption.

In general, this assumption is considered fully valid across our lines of business for older, more mature accident years. Most claims in these years have been reported, fully adjusted and settled, and any remaining unpaid claims are not anticipated to result in incurred loss activity at levels significant enough to cause material deviation in ultimate losses as projected by generally accepted actuarial methods that rely upon this assumption.

Loss reserve indications from generally accepted actuarial methods that rely upon this assumption are utilized where this assumption is considered fully valid. Where this assumption is considered to have less than full validity, those indications receive partial or no weight.

- Ultimate loss ratios (ultimate losses divided by earned premiums) in the current and most recent accident years can be projected from ultimate loss ratios of prior years after adjusting for factors such as trends and pricing changes, to the extent that those factors can be quantified.

  This assumption implies consistency in the loss ratio, after adjusting for inflationary factors and other trends that may be affecting losses and/or premiums. Generally accepted actuarial methods employing this expected loss ratio assumption are used to supplement loss reserve indications from standard loss development methods where the validity of the first assumption discussed is incomplete. While this assumption is also subject to validity constraints, it is generally considered to have higher reliability than the first assumption discussed for the current and more recently completed accident years, as changes in rates and pricing can be monitored and loss trends can be derived or inferred from both internal and external sources.

Our estimation procedures employ several generally accepted actuarial methods to determine loss reserves, each of which has its own strengths and weaknesses. These methods generally fall into one of the categories described below, or they are hybrids of one or more of them (e.g., the Bornhuetter-Ferguson method which blends development and expected methods). The predictive accuracy of any of these methods may vary by line of business, age of development, and credibility of underlying historical experience data. Loss development methods tend to be more accurate where claims data are relatively stable and for older accident years within most lines of business. Expected loss methods and hybrid methods can be more appropriate for more recent accident years. Adjusted historical loss development methods may be employed where volatile claims data can be largely attributed to discernable events, such as changes in claim handling procedures. Accordingly, more or less weight is placed on a particular method based on the facts and circumstances at the time the actuarially determined loss reserve estimates are made.

- Historical paid loss development methods:

  These methods use historical loss payments over discrete periods of time to estimate future losses. Historical paid loss development methods assume that the ratio of losses paid in one period to losses paid in an earlier period will remain constant. These methods assume that factors which have affected paid losses in the past, such as claim settlement patterns, inflation, or the effects of litigation, will remain constant in the future. Because historical paid loss development methods do not use case reserves to estimate ultimate losses, they can be more reliable than the other methods that use incurred losses in situations where there are significant changes in how case reserves are established by claims adjusters. However, historical paid loss development methods are more leveraged (meaning that small changes in payments have a larger impact on estimates of ultimate losses) than actuarial methods that use incurred losses, because cumulative loss payments can take much longer to converge on the expected ultimate losses than cumulative incurred amounts. In addition, and for similar reasons, historical paid loss development methods are often slow to react to situations when new or different factors arise than those that have affected paid losses in the past.

- Historical incurred loss development methods:

  These methods, like historical paid loss development methods, assume that the ratio of losses in one period to losses in an earlier period will remain constant in the future. However, these methods use incurred losses (i.e., the sum of cumulative historical loss payments plus outstanding case reserves) over discrete periods of time to estimate future losses. Historical incurred loss development methods can be preferable to historical paid loss development methods because they explicitly take into account open cases and the claims adjusters' evaluations of the cost to settle all known claims. However, historical incurred loss development methods assume that case reserving practices are consistently applied over time. Therefore, when there have been significant changes in how case reserves are established or material changes in the underlying loss exposures and/or circumstances which may lead to a claim being reported, using incurred loss data to project ultimate losses can be less reliable than other methods.

- Expected loss ratio methods:

  These methods are based on the assumption that ultimate losses vary proportionately with premiums. Expected loss ratios are typically developed based upon the information used in pricing, such as rate changes and trends affecting the frequency and/or severity of claims, and are multiplied by the total amount of premiums earned during a given accident period to calculate ultimate losses incurred during that same period. Expected loss ratio methods are useful for estimating ultimate losses in the early years of long-tailed lines of business, when little or no paid or incurred loss information is available, and in new or growing lines of business where historical information may lack predictive accuracy or otherwise not be representative of current loss exposures. Where expected loss ratio methods are employed, one or more of several traditional and accepted actuarial estimation methods are used to select expected loss ratios, including: loss ratios from mature years adjusted for trends in pricing and claim costs; permissible loss ratios underlying current rate levels; and projections of industry loss ratios in similar lines.

- Adjusted historical paid and incurred loss development methods:

  These methods take traditional historical paid and incurred loss development methods and adjust them for the estimated impact of recent changes, such as inflation, changes in coverage and/or demographics of the line of business, the speed of claim payments, or the adequacy of case reserves. During periods of significant change, adjusted historical paid and incurred loss development methods are often more reliable methods of predicting ultimate losses provided the actuaries can reasonably quantify the impact of each change.

• Frequency/Severity Methods:

These methods combine estimates of ultimate claim counts and estimates of per claim ultimate loss severities to yield estimates of ultimate losses. Ultimate claim counts (frequency) are typically estimated using expected ratios of claims to a selected base (e.g., exposures or policy counts), with the expected ratios being based on historically observed experience. Adjustments for trends affecting claim occurrence or affecting the value of the base are also typically made. Ultimate loss severity estimates are typically based on historically observed per claim average losses and are adjusted for trends affecting the size of claims, most notably inflation. The Company has mainly used this method in the case of its residual value product.

Each of the generally accepted actuarial methods employed generates discrete point estimates of ultimate loss by line of business, by accident year. While the estimates are often similar across methods, a diverse array of estimates may be generated, particularly for current and recently completed accident years of longer-tailed lines and lines of business experiencing growth. Often the outlying point estimates among these diverse results can be dismissed as unreasonable because either the key assumptions of the method generating those outliers are violated or the underlying data feeding that method are too "thin" for meaningful results. The remaining indications generally form a reasonable range of point estimates from which informed judgment is utilized to select the actuarially determined estimate.

For most lines of business, given the high level of case reserve adequacy observed in recent calendar periods and the consistent claim reserving practices employed by our claim staff, loss reserves for older accident years are generally set in accordance with ultimate projections from incurred loss development methods. Projections from paid loss development methods may be selected for these older accident years where very few claims remain open and case reserves held for those claims are low relative to observed historical average severities of similar claims.

Data for the current accident year are often too limited to provide fully reliable indications using standard loss development methods due to the delays in reporting claims and the limited time that has elapsed for adjusting the known claims. For longer-tail coverages and lines experiencing exposure growth, data may be somewhat limited in the more recently completed accident years, as well, for similar reasons. In such situations, ultimate loss is assessed by weighting results from standard paid and incurred loss development methods, with results from expected loss ratio and hybrid methods. The judgmental weights assigned are based upon the partial validity that can be attributed to the traditional methods, given the stability of underlying claim activity and exposures, with the complement of that partial validity given to the indications from expected loss ratio methods. The actuarially determined estimates by line of business are often based upon a weighted average of these results.

We have a loss reserve review committee consisting of senior members of our actuarial, corporate, claims, underwriting, marketing and financial management groups. Our committee generally meets monthly to review and discuss the various monthly and quarterly actuarial analyses which are performed, as well as to discuss any other factors or trends that may influence our claims activity. Generally, loss reserves are recorded in accordance with the actuarially determined estimates by line of business. However, based upon the review performed by the loss reserve committee, the committee may make a "management adjustment" to an actuarially determined estimate for a line of business if, in the committee's collective judgment, factors affecting ultimate losses in a line have not been fully captured or considered by actuarial methods. This may be the case with newer product lines, lines that are growing, and/or lines which may be exposed to claims with latent emergence patterns that extend beyond the credible historical period that we have experienced to date. Any such "management adjustment" is documented and reported to our audit committee. Our loss reserve committee did not establish a management adjustment as of December 31, 2007 or 2006. Accordingly, the loss reserves recorded in the financial statements as of December 31, 2007 and 2006 are equal to the actuarially determined estimate for each line of business.

Due to numerous factors including, but not limited to, trends affecting loss development factors and pricing adequacy, our key actuarial assumptions may change. The quantification referred to in the next paragraph of the impact that changes to the actuarial assumptions could have are stated without any adjustment for reinsurance and before the effects of taxes.

Changes may occur in the actuarial assumption that ultimate losses are determinable by extrapolation of claim emergence and settlement patterns observed in the past (via loss development factor selection) that can reasonably be expected to persist into the future. Changes may also occur in the actuarial assumption that ultimate loss ratios in the current and most recent accident years can be projected from ultimate loss ratios of prior years. The first chart below illustrates the impact to the actuarially determined loss reserve estimates as of December 31, 2007 applicable to all lines of business from selected combinations of reasonably likely changes to the loss development factor and expected loss ratio assumptions. Although the chart displays the impacts from selected combinations of reasonably likely changes to the assumptions, the range of all possible combinations of changes to the loss development factor and expected loss ratio assumptions are greater than those reasonably likely to occur.

For each of the key actuarial assumptions, the median difference was calculated from the historical differences between actual data and the assumptions, with the reasonably likely range identified as a 40% statistical range around the median. Therefore, the "High" (or "Low") end of the reasonably likely range of changes for each assumption is roughly equal to the median difference plus (or minus) the amount of differences observed 40% of the time when the differences are above (or below) the median. In statistical terms, this is equivalent to taking the 30th and 70th percentiles of the assumption differences. The resulting reasonably likely changes for each of the actuarial assumptions are displayed in the second chart below.

Increase/(Decrease) to actuarially determined reserve estimate gross of reinsurance and before taxes:

(In millions) **Increase/(Decrease) in Loss Development Factors**	**Expected Loss Ratios**		
	Low	**No Change**	**High**
Low	$ (119.6)[a]	$ (55.1)	$ 9.4
No Change	$ (66.0)	$ 0.0	$ 65.0
High	$ (32.0)	$ 34.2	$ 100.4[b]

[a] This decrease in our actuarially determined reserve estimate would increase our net income and financial position by $68.5 million, which reflects the impact of reinsurance and federal income taxes. This change would not have a material impact on our liquidity.

[b] This increase in our actuarially determined reserve estimate would decrease our net income and financial position by $57.5 million, which reflects the impact of reinsurance and federal income taxes. This change would not have a material impact on our liquidity.

Reasonably likely changes applied to key actuarial assumptions:

Accident Years[a]	Loss Development Factors: Loss Low	Loss Development Factors: Loss High	Loss Development Factors: Loss Adjustment Expense Low	Loss Development Factors: Loss Adjustment Expense High	Expected Loss Ratios Low	Expected Loss Ratios High[b]
1998 – 2004	(0.5%)	0.1%	(0.8%)	1.0%	(2.7%)	2.7%
2005 – 2007	(1.8%)	1.5%	(0.9%)	3.6%	(3.5%)	3.5%

[a] Adjustments were not made to accident years aged beyond 10 years (i.e. 1997 and prior).

[b] The High end of the reasonably likely range of changes in expected loss ratios was judgmentally raised to reflect that the historical period over which the expected loss ratios were analyzed is widely recognized in the insurance industry as covering the hard market (i.e. most favorable pricing and coverage terms from the insurers' perspective) portion of the current insurance cycle.

Reinsurance Receivables:

Reinsurance receivables from reinsurers under reinsurance contracts are subject to estimation. Reinsurance receivables may prove uncollectible if reinsurers are unable or unwilling to perform under our reinsurance contracts due to, but not limited to, such factors as the reinsurers' financial condition or coverage disputes. In order to limit the risk of a reinsurer's default, we:

- principally contract with large reinsurers that are rated at least "A" (Excellent) by A.M. Best Company;
- obtain collateral for balances due from reinsurers that are not approved by the Pennsylvania and/or Florida Insurance Departments due to their foreign domiciliary status; and
- seek to collect the obligations of our reinsurers on a timely basis through the regular monitoring of reinsurance receivables.

Reinsurance receivables are reported net of an allowance for estimated uncollectible reinsurance receivables. The allowance is based upon our regular review of amounts outstanding, length of collection period, changes in reinsurer credit standing and other relevant factors. As of December 31, 2007, reinsurance receivables amounted to $280.1 million. Based upon our continual monitoring, analysis and evaluation, we estimate that an allowance for estimated uncollectible reinsurance receivables is not necessary as of December 31, 2007.

Liability for Preferred Agent Profit Sharing:

Our 210 preferred agents are eligible to receive profit sharing based upon achieving minimum premium production thresholds and profitability results for their business placed for a contract year with us. The ultimate amount of profit sharing may not be known until the final contractual loss evaluation of the profit sharing is completed 6.5 years after the contract year business has been written. We estimate the liability for this profit sharing based upon the contractual provisions of the profit sharing agreements and our actual historical profit sharing payout. As of December 31, 2007, we have accrued a liability for profit sharing of $33.7 million, of which $32.7 million relates to business written for contract years commencing January 1, 2004 and subsequent. We have estimated the profit sharing liability to be 2.85% of the preferred agent business written for contract years commencing January 1, 2004 and subsequent. In our judgment, it is reasonably likely that the actual profit sharing payout as a percentage of the preferred agent business could increase by up to 75 basis points or decrease by up to 50 basis points from the currently estimated 2.85%. An increase of 75 basis points would decrease our net income and financial position by approximately $7.2 million. A decrease of 50 basis points would increase our net income and financial position by approximately $4.8 million. These changes would not have a material impact on our liquidity. The maximum potential ultimate profit sharing payout is 5.0% of preferred agent business written for contract years commencing January 1, 2003 and thereafter.

Share-based Compensation Expense:

Effective January 1, 2006, we adopted on a modified prospective transition method Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment, ("SFAS 123(R)"). SFAS 123(R) requires the measurement and recognition of compensation expense for all share-based payment awards made to employees and directors, including stock options, stock settled stock appreciation rights ("SARS"), restricted stock and employee and director stock purchases related to the Employee Stock Purchase Plan, Nonqualified Employee Stock Purchase Plan, and Directors Stock Purchase Plan, based on fair values.

Share-based compensation expense recognized is based on the value of the portion of share-based payment awards that is ultimately expected to vest. Share-based compensation expense recognized in our Consolidated Statement of Operations and Comprehensive Income for the year ended December 31, 2007 includes compensation expense for:

- Share-based payment awards granted prior to, but not yet vested, as of December 31, 2006 based on the grant date fair value estimated in accordance with the pro forma provisions of SFAS 123, and
- Compensation expense for the share-based payment awards granted subsequent to December 31, 2006 based on the grant date fair value estimated in accordance with the provisions of SFAS 123(R).

In conjunction with the adoption of SFAS 123(R), the Company elected to attribute the value of share-based compensation to expense using the straight-line method, which was previously used for its pro forma information required under SFAS 123.

Pre-tax share-based compensation expense related to stock options and SARS was $9.9 million and $7.3 million, for the years ended December 31, 2007 and 2006, respectively. Pre-tax share-based compensation expense related to restricted stock grants and employee and director stock purchase plans was $5.6 million and $2.7 million for the years ended December 31, 2007 and 2006, respectively.

See Note 13 to the Consolidated Financial Statements for additional information.

Upon adoption of SFAS 123(R), we elected to value share-based payment awards granted in 2006 and subsequent using the Black-Scholes option-pricing model, ("Black-Scholes model") which was also previously used for the pro forma information required under SFAS 123. The determination of fair value of share-based payment awards on the date of grant using the Black-Scholes model is affected by our stock price, as well as the input of other subjective assumptions. These assumptions include, but are not limited to the expected term of stock options and SARS and our expected stock price volatility over the term of the awards. Options and the option component of the Employee and Directors Stock Purchase Plans shares have characteristics significantly different from those of traded options, and changes in the assumptions can materially affect the fair value estimates.

The expected term of stock options and SARS represents the weighted-average period the stock options and SARS are expected to remain outstanding. The expected term is based on the observed and expected time to post-vesting exercise and forfeitures of options by our employees. Upon the adoption of SFAS 123(R), the expected term of stock options and SARS was determined based on the demographic grouping of employees. Prior to January 1, 2006, the expected term of stock options was determined based on a single grouping of employees. Upon adoption of SFAS 123(R), historical volatility was utilized in deriving the expected volatility assumption as allowed under SFAS 123(R). Prior to January 1, 2006, the historical stock price volatility in accordance with SFAS 123 for purposes of the Company's pro forma information was utilized. The risk-free rate is based on the U.S. Treasury yield curve in effect at the time of grant appropriate for the expected life of the Company's stock options and SARS. The dividend yield assumption is based on the history and the expectation of no dividend payouts.

Since share-based compensation expense recognized in our Consolidated Statement of Operations and Comprehensive Income for the year ended December 31, 2007 is based on awards ultimately expected to vest, it has been reduced for estimated forfeitures. SFAS 123(R) requires forfeitures to be estimated at the time of grant, and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Forfeitures are estimated based on historical experience. In our pro-forma information required under SFAS 123 for the periods prior to January 1, 2006, forfeitures were estimated based upon historical experience. If factors change and different assumptions are employed in the application of SFAS 123(R) in future periods, the actual compensation expense under SFAS 123(R) may differ significantly from what was recorded in the current period.

As of December 31, 2007, there was $30.4 million of total unrecognized compensation costs related to stock options, SARS and restricted stock granted under our stock compensation plan. This unrecognized compensation cost is expected to be recognized over a weighted-average period of 3.0 years.

OFF-BALANCE SHEET ARRANGEMENTS

We have no off-balance sheet arrangements (as that term is defined in Item 303(a) (4) of Regulation S-K) that have or are reasonably likely to have a current or, future effect on our financial condition, changes in financial condition, revenue or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors as of December 31, 2007.

RESULTS OF OPERATIONS (2007 VERSUS 2006)

Premiums: Premium information for the years ended December 31, 2007 and 2006 for each of our business segments is as follows:

(Dollars in millions)	Commercial Lines	Specialty Lines	Personal Lines	Total
2007 Gross Written Premiums	**$ 1,388.2**	**$ 245.2**	**$ 58.8**	**$ 1,692.2**
2006 Gross Written Premiums	$ 1,169.4	$ 227.6	$ 96.2	$ 1,493.2
Percentage Increase (Decrease)	18.7%	7.7%	(38.9)%	13.3%
2007 Gross Earned Premiums	**$ 1,290.0**	**$ 234.1**	**$ 80.0**	**$ 1,604.1**
2006 Gross Earned Premiums	$ 1,046.8	$ 217.5	$ 101.1	$ 1,365.4
Percentage Increase (Decrease)	23.2%	7.6%	(20.9)%	17.5%

The overall growth in gross written premiums is primarily attributable to the following:

- Prospecting efforts by marketing personnel in conjunction with long term relationships formed by our marketing Regional Vice Presidents continue to result in additional prospects and increased premium writings in existing product offerings, most notably for our condominium and homeowners associations, non-profit, specialty schools, and golf and country clubs products in the commercial package product grouping as well as the inland marine product in the specialty property product grouping. These product offerings accounted for approximately $123.3 million of the $218.8 million total Commercial Lines segment gross written premiums increase.
- The introduction of several new niche product offerings, most notably the antique/collector vehicle commercial auto product, as well as the health and wellness business owner, professional sports and entertainment, religious organizations, camp operators and affordable housing products in the commercial package product grouping. These new product offerings accounted for approximately $84.6 million of the $218.8 million total Commercial Lines segment gross written premiums increase.
- An increase in our marketing personnel, as well as an increase in the number of our preferred agents.
- Our "Firemark producer" program, which promotes our product offerings and underwriting philosophy in selected producers' offices.
- As a result of the factors noted above:
  - The commercial lines segment in-force policy counts increased by 130.6% for the year ended December 31, 2007. The introduction of the antique/collector vehicle program accounted for 67.4% of the 130.6% total policy count increase for the period. The other factors discussed above accounted for the remaining 32.6% increase in the policy counts for the period.
  - The specialty lines segment in-force policy counts increased by 26.2% for the year ended December 31, 2007.
- A $3.0 million increase in gross written premium by the personal lines segment for the National Flood Insurance Program ("NFIP") for the year ended December 31, 2007, compared to 2006. Gross written premiums for the NFIP accounted for 59.2% and 33.1% of the total personal lines segment gross written premiums for the years ended December 31, 2007 and 2006, respectively.

This growth in gross written premiums was offset in part by:

- Restriction of personal lines business production which consisted of non-renewing all homeowners and rental dwelling policies providing windstorm coverage which expired between June 15, 2007 and December 31, 2007. This restriction was imposed to reduce our exposure to catastrophe wind losses.

  In addition, on January 4, 2008, we provided the Florida Office of Insurance Regulation ("FOIR") with the required statutory notification of our intention to non-renew all of our Florida personal lines policies, other than policies issued pursuant to the NFIP, beginning with policies expiring on or about July 15, 2008. In February 2008, we received preliminary notification from the FOIR that they have no objection to our intention to non-renew the noted policies. We currently expect the non-renewal process to be completed by July 15, 2009. As of December 31, 2007, there were approximately 4,100 in-force policies with an aggregate in-force premium of approximately $3.2 million which expire between July 15, 2008 and December 31, 2008, which we will not renew during 2008.

- A decrease in the lawyers professional liability gross written premium of $11.6 million to $0.2 million for the year ended December 31, 2007 as a result of non-renewing policies due to unacceptable underwriting results.
- An increase in price competition during the twelve months ended December 31, 2007, particularly with respect to the following:
  - Large commercial property-driven accounts located in non-coastal areas of the country;
  - Commercial package business with annual premiums in excess of $100,000; and
  - Professional liability accounts at all premium levels.
- Realized average rate decreases on renewal business approximating 3.6% and 1.8% during 2007 for the commercial lines and specialty lines segments, respectively.

We believe our mixed marketing platform is a strength in that it provides us the flexibility to quickly deploy our marketing efforts from soft market segments to market segments with emerging opportunities. However, we will "walk away" from writing business that does not meet our established underwriting standards and pricing guidelines.

The respective net written premiums, and net earned premiums for our commercial lines, specialty lines and personal lines segments for the years ended December 31, 2007 and 2006, were as follows:

(Dollars in millions)	Commercial Lines	Specialty Lines	Personal Lines	Total
2007 Net Written Premiums	**$ 1,266.5**	**$ 200.5**	**$ (7.4)**	**$ 1,459.6**
2006 Net Written Premiums	$ 1,080.2	$ 181.4	$ 21.3	$ 1,282.9
Percentage Increase (Decrease)	17.2%	10.5%	(134.7)%	13.8%
2007 Net Earned Premiums	**$ 1,174.8**	**$ 189.0**	**$ 15.4**	**$ 1,379.2**
2006 Net Earned Premiums	$ 966.3	$ 174.0	$ 29.0	$ 1,169.3
Percentage Increase (Decrease)	21.6%	8.6%	(46.9)%	18.0%

The differing percentage changes in net written premiums and/or net earned premiums versus gross written premiums and/or gross earned premiums for the commercial lines, specialty lines and personal lines segments during the year results primarily from the following:

- For our commercial lines segment, we experienced rate decreases on our annual January 1, 2007 renewal of our casualty excess of loss and property excess of loss reinsurance agreements compared to the rates on our January 1, 2006 renewals of these agreements.
- For our commercial lines segment, our property catastrophe costs were higher for the year ended December 31, 2007 compared to December 31, 2006. For our June 1, 2007 commercial lines segment property catastrophe reinsurance renewal, we experienced lower reinsurance rates, purchased increased catastrophe limits due to higher exposures primarily in the Northeast part of the country, and maintained the same catastrophe loss retention compared to our June 1, 2006 renewal.
- For our personal lines segment, our property catastrophe costs were lower for the year ended December 31, 2007 compared to December 31, 2006. For our June 1, 2007 personal lines segment property catastrophe reinsurance renewal, we experienced lower reinsurance rates, reduced our catastrophe loss retention, and purchased decreased catastrophe coverage limits due to lower exposures, compared to our June 1, 2006 renewal.
- Certain of our reinsurance contracts have reinstatement or additional premium provisions under which we must pay reinstatement or additional reinsurance premiums to reinstate coverage provisions upon utilization of initial reinsurance coverage. During the years ended December 31, 2007 and 2006, we accrued $5.0 million ($2.1 million for the commercial lines segment and $2.9 million for the specialty lines segment) and $5.3 million ($2.2 million for the commercial lines segment and $3.1 million for the specialty lines segment) respectively, of reinstatement or additional reinsurance premium under our casualty excess of loss reinsurance treaties, as a result of changes in ultimate loss estimates. The reinstatement premium increased ceded written and earned premiums and reduced net written and earned premiums.
- Effective for the two-year period beginning March 1, 2007, we purchased Terrorism Catastrophe Excess of Loss reinsurance coverage for our commercial lines segment which provides, on an annual basis, in the aggregate, $50.0 million of coverage for losses arising from acts of terrorism incurred in excess of $10.0 million, after all applicable inuring reinsurance coverages. The agreements providing this coverage allows one reinstatement on an annual basis at the same cost as the initial coverage. We did not purchase similar reinsurance coverage in the prior year.

Net Investment Income: Net investment income increased 27.8% to $117.2 million in 2007 from $91.7 million in 2006. Total investments grew by 23.9% to $3,015.2 million as of December 31, 2007 from $2,433.6 million as of December 31, 2006. The growth in investment income is primarily due to increased investments which arose from investing net cash flows provided from our operating activities. In addition, during 2007, there was a general decrease in interest rates, the impact of which was mitigated in part by our decision to increase the average duration of our portfolio.

The average duration of our fixed maturity portfolio was 5.0 years and 4.6 years as of December 31, 2007 and 2006, respectively. Our decision to increase the average duration of our fixed maturity portfolio was based upon enterprise risk management analyses completed during 2007 and 2006 which indicated the capacity to further refine the risk/return profile of our investment portfolio. Based upon the analyses, the following actions were implemented:

- The portfolio duration target was increased;
- The percentage of the fixed maturity portfolio allocated to municipal security investments was increased; and
- The percentage of the investment portfolio allocated to common stock investments was increased.

The taxable equivalent book yield on our fixed income holdings approximated 5.5% as of December 31, 2007, compared to 5.4% as of December 31, 2006.

The total pre-tax return, which includes the effects of both income and price returns on securities, of our fixed income portfolio was 5.65% and 4.57% for the years ended December 31, 2007 and 2006, respectively, compared to the Lehman Brothers Intermediate Aggregate Bond Index ("the Index") total pre-tax return of 7.02% and 4.63% for the same periods, respectively. We expect some variation in our portfolio's total return compared to the Index because of the differing sector, security and duration composition of our portfolio as compared to the Index.

Net Realized Investment Gain (Loss): Net realized investment gains (losses) were $29.6 million and $(9.9) million for the years ended December 31, 2007 and 2006, respectively.

For the year ended December 31, 2007, we realized net investment gains of $0.8 million and $36.7 million from the sale of fixed maturity and equity securities, respectively, and $0.6 million and $7.3 million in non-cash realized investment losses for fixed maturity and equity securities, respectively, as a result of our impairment evaluations. The $36.7 million in net realized gains from the sale of equity securities included approximately $22.2 million of net realized gains as a result of the liquidation of one of our equity portfolios following our decision to change one of our common stock investment managers.

For the year ended December 31, 2006, we realized net investment gains (losses) of $(1.5) million and $0.4 million from the sale of fixed maturity and equity securities, respectively, and $4.6 million and $4.2 million in realized investment losses for fixed maturity and equity securities, respectively, as a result of our impairment evaluations. The $4.6 million in realized investment losses for fixed maturities resulting from our impairment evaluations included approximately $4.2 million of realized investment losses on available for sale fixed maturity investments that were recognized as of September 30, 2006 and subsequently sold during the fourth quarter of 2006 as a result of tax planning and investment portfolio management strategies.

Other Income: Other income approximated $3.6 million and $2.6 million for the years ended December 31, 2007 and 2006, respectively. Other income consists primarily of commissions earned on brokered personal and commercial lines business, and fees earned on servicing personal lines business.

Net Loss and Loss Adjustment Expenses: Net loss and loss adjustment expenses increased by $150.8 million (32.2%) to $619.0 million for the year ended December 31, 2007 from $468.2 million for the year ended December 31, 2006. The loss and loss adjustment expense ratio increased to 44.9% in 2007 from 40.0% in 2006.

The increase in net loss and loss adjustment expenses was primarily due to:

- The growth in net earned premiums; and
- Net reserve actions taken during the year ended December 31, 2007 decreased net estimated unpaid loss and loss adjustment expenses for accident years 2006 and prior by $85.8 million, as compared to net reserve actions taken during the year ended December 31, 2006 which decreased estimated net unpaid loss and loss adjustment expenses for accident years 2005 and prior by $91.4 million. Decreases in the estimated net unpaid loss and loss adjustment expenses for prior accident years during the year ended December 31, 2007 were as follows:

(In millions)	Net Basis Decrease
Accident Year 2006	$ 22.8
Accident Year 2005	25.0
Accident Year 2004	19.1
Accident Years 2003 and prior	18.9
Total Decrease	$ 85.8

- For accident year 2006, the decrease in estimated net unpaid loss and loss adjustment expenses was principally due to lower estimates for:
  - Commercial property, professional liability, and commercial automobile coverages due to better than expected case incurred loss development, primarily as a result of both claim frequency and severity emergence being less than anticipated, and
  - Management liability coverages due to better than expected case incurred loss development primarily as a result of claim severity emergence being less than anticipated.
- For accident year 2005, the decrease in estimated net unpaid loss and loss adjustment expenses was principally due to lower loss estimates for:
  - Professional liability, management liability and commercial property coverages due to better than expected case incurred loss development primarily as a result of claim severity being less than anticipated.
  - General liability and commercial automobile coverages due to better than expected case incurred loss development, primarily as a result of both claim frequency and severity emergence being less than anticipated.
- For accident year 2004, the decrease in estimated net unpaid loss and loss adjustment expenses was principally due to lower loss estimates for:
  - Professional liability, commercial general liability, rental leasing and management liability coverages due to better than expected case incurred loss development primarily as a result of claim severity emergence being less than anticipated.
- For accident year 2003 and prior, the decrease in estimated net unpaid loss and loss adjustment expenses was principally due to lower loss estimates for:
  - Professional liability, management liability, and commercial general liability coverages due to better than expected case incurred loss development primarily as a result of claim severity emergence being less than anticipated.
- An increase in the current accident year net ultimate loss and loss adjustment expense ratio for the year ended December 31, 2007 compared to 2006. During the year ended December 31, 2007, a net ultimate loss and loss adjustment expense ratio of 51.1% was estimated for the 2007 accident year. During the year ended December 31, 2006, a net ultimate loss and loss

adjustment expense ratio of 47.6% was estimated for the 2006 accident year. The increase in the 2007 accident year loss and loss adjustment expense ration is principally attributable to:

- A $7.5 million net loss and loss adjustment expense estimate which we recognized for the October 2007 California wildfires during 2007. We incurred no such catastrophe losses during 2006.
- An increase in the net ultimate loss and loss adjustment expense ratio for property business in the commercial lines segment due primarily to weather related losses, and a higher frequency of large fire losses during 2007 compared to 2006; and
- Realized average rate decreases on renewal business approximating 3.6% and 1.8% for the commercial and specialty lines segments, respectively, for 2007 compared to 2006.

Establishing loss reserve estimates is a complex and imprecise process. Our estimation procedures employ several generally accepted actuarial methods to determine net unpaid loss and loss adjustment expenses. Some of these methods are based on actual loss development, while others are based on expected loss development, and still others use a blend of both. Over time, more reliance is placed on actuarial methods based on actual loss development, and accordingly, over time, less reliance is placed on actuarial methods based on expected loss development.

Acquisition Costs and Other Underwriting Expenses: Acquisition costs and other underwriting expenses increased $74.8 million (22.1%) to $413.1 million for the year ended December 31, 2007 from $338.3 million for the year ended December 31, 2006. The expense ratio increased to 30.0% in 2007 from 28.9% in 2006. The increase in acquisition costs and other underwriting expenses was due primarily to the 18.0% growth in net earned premiums.

The increase in the expense ratio for the year ended December 31, 2007 was due primarily to:

- A $3.0 million change in the net reduction to expenses related to assessments from Citizen's Property Insurance Corporation ("Citizens"). During 2007, we recognized a net reduction to expense of $0.4 million related to the Citizens assessments, compared to a net reduction to expense of $3.4 million related to Citizens assessments during 2006. The expense reduction during 2007 is attributable to recoupments recognized from our policyholders.
- A $1.6 million increase in amortization expense of intangible assets for the renewal rights of insurance policies which we purchased during 2007 and 2006.

These increases were offset in part by a decrease in state insurance guaranty fund assessments.

Income Tax Expense: Our effective tax rate for the years ended December 31, 2007 and 2006 was 32.7% and 33.5%, respectively. The effective rates for 2007 and 2006, respectively, differed from the 35% statutory rate principally due to investments in tax-exempt securities and the relative proportion of tax exempt income to our income before tax. The decrease in the effective tax rate during 2007 is due principally to increased investments in tax exempt securities.

RESULTS OF OPERATIONS (2006 VERSUS 2005)

Premiums: Premium information for our business segments is as follows:

(Dollars in millions)	Commercial Lines	Specialty Lines	Personal Lines	Total
2006 Gross Written Premiums	$ 1,169.4	$ 227.6	$ 96 2	$ 1,493.2
2005 Gross Written Premiums	$ 960.3	$ 205.3	$ 99.3	$ 1,264.9
Percentage Increase (Decrease)	21.8%	10.9%	(3.1)%	18.0%
2006 Gross Earned Premiums	$ 1,046.8	$ 217.5	$ 101.1	$ 1,365.4
2005 Gross Earned Premiums	$ 873.8	$ 194.3	$ 97.2	$ 1,165.3
Percentage Increase (Decrease)	19.8%	11.9%	4.0%	17.2%

The overall growth in gross written premiums is primarily attributable to the following:

- Prospecting efforts by marketing personnel in conjunction with long term relationships formed by our marketing Regional Vice Presidents continue to result in additional prospects and increased premium writings in existing product offerings, most notably for our non-profit, condominium association and sports leagues commercial package product lines. These product offerings accounted for approximately $105.3 million of the $209.1 million total Commercial Lines segment gross written premiums increase.
- The introduction of several new niche product offerings, most notably religious organizations, professional sports and entertainment commercial package products and the antique/collector vehicle product. These new product offerings accounted for approximately $37.5 million of the $209.1 million total Commercial Lines segment gross written premiums increase.
- Continued expansion of marketing efforts relating to Commercial Lines and Specialty Lines products through our field organization and preferred agents.
- An increase to in-force policy counts as of December 31, 2006 versus December 31, 2005 of 57.3% for the Commercial Lines segment. The introduction of the antique/collector vehicle program accounted for 22.3% of the 57.3% total policy count increase. The other factors discussed above accounted for the remaining 35.0% increase in the policy counts.
- An increase to in-force policy counts as of December 31, 2006 versus December 31, 2005 of 15.7% for the Specialty Lines segment, primarily as a result of the factors discussed above.
- Realized average rate increases on renewal business approximating 0.9%, and 26.3% for the Commercial and Personal Lines segments, respectively.

This growth in gross written premiums was offset in part by:

- A decrease in mobile homeowners gross written premium of $13.7 million from Liberty's continuing shift in product mix as a result of reducing mobile homeowners product policies and increasing homeowners product policies. This $13.7 million decrease was offset in part by a $4.9 million increase in homeowners gross written premium.

- A decrease in Liberty's renewal retention percentage to 65.1% in the fourth quarter of 2006, as compared to its year-to-date renewal retention for the nine months ending September 30, 2006 of 90.9%. This decrease in renewal retention is primarily attributed to Liberty's implementation of rate increases effective September 1, 2006, relating to higher reinsurance costs. These rate increases are subject to reduction pending Florida Office of Insurance Regulation final approval.

- Restricting new personal lines business production of Liberty due to the significant increase in catastrophe reinsurance rates and restricted availability of reinsurance catastrophe coverage experienced at the June 1, 2006 catastrophe reinsurance renewal.

- A decrease in the lawyers professional liability gross written premium of $7.1 million as a result of non-renewing policies due to unacceptable underwriting results. Total 2006 gross written premium for the lawyers professional liability product was $11.8 million. We will continue to non-renew our remaining lawyers professional liability business in 2007.

- A decrease in in-force policy counts for the personal lines segment of 27.2%, resulting from a decrease to the in-force counts for the mobile homeowners product and the homeowners product of 76.6% and 19.0%, respectively, due to the factors noted above.

- Realized average rate decreases on renewal business approximating 0.5% for the specialty lines segment.

The respective net written premiums, and net earned premiums for commercial lines, specialty lines and personal lines segments for the year ended December 31, 2006 vs. the year ended December 31, 2005, were as follows:

(Dollars in millions)	Commercial Lines	Specialty Lines	Personal Lines	Total
2006 Net Written Premiums	$ 1,080.2	$ 181.4	$ 21.3	$ 1,282.9
2005 Net Written Premiums	$ 904.7	$ 159.1	$ 47.0	$ 1,110.8
Percentage Increase (Decrease)	19.4%	14.0%	(54.7)%	15.5%
2006 Net Earned Premiums	$ 966.3	$ 174.0	$ 29.0	$ 1,169.3
2005 Net Earned Premiums	$ 778.4	$ 151.7	$ 46.5	$ 976.6
Percentage Increase (Decrease)	24.1%	14.7%	(37.6)%	19.7%

The differing percentage changes in net written premiums and/or net earned premiums versus gross written premiums and/or gross earned premiums for the commercial lines, specialty lines and personal lines segments during the year results primarily from the following:

- Our decision to terminate our net liability cession under our quota share reinsurance agreement whereby we had ceded 10% of our commercial and specialty lines net written and earned premiums and loss and loss adjustment expenses for policies commencing during 2004. Pursuant to the agreement, during the year ended December 31, 2005, we ceded $43.7 million ($36.5 million for the commercial lines segment, $7.1 million for the specialty lines segment, and $0.1 million for the personal lines segment) of net earned premiums, which represented the unearned premium reserves as of December 31, 2004 on policies commencing during 2004. No earned premiums were ceded pursuant to this agreement during 2006 due to our decision to terminate the agreement on a run-off basis effective December 31, 2004.

- Certain of our reinsurance contracts have reinstatement or additional premium provisions under which we must pay reinstatement or additional reinsurance premiums to reinstate coverage provisions upon utilization of initial reinsurance coverage. During the years ended December 31, 2006 and 2005, we accrued $5.3 million ($2.2 million for the commercial lines segment and $3.1 million for the specialty lines segment) and $3.7 million ($1.6 million for the commercial lines segment and $2.1 million for the specialty lines segment) respectively, of reinstatement or additional reinsurance premium under our casualty excess of loss reinsurance treaties, as a result of changes in ultimate loss estimates. The reinstatement premium increased ceded written and earned premiums and reduced net written and earned premiums.

- During the year ended December 31, 2005, we experienced catastrophe losses attributable to Hurricanes Dennis, Katrina, Rita and Wilma. These multiple hurricane events resulted in the recognition of reinstatement and accelerated catastrophe reinsurance premium expense of $3.9 million ($0.6 million for the Commercial Lines Segment and $3.3 million for the Personal Lines Segment) during the year ended December 31, 2005 due to the utilization of certain of our catastrophe reinsurance coverages. This recognition of reinstatement and accelerated reinsurance premium expense increased reinsurance ceded written and earned premiums and reduced net written and earned premiums. We experienced no such catastrophe losses during 2006.

- We also experienced higher property catastrophe reinsurance costs, increased catastrophe loss retentions, and decreased catastrophe coverage limits for our June 1, 2006 reinsurance renewal compared to the June 1, 2005 renewal as a result of the hardening property catastrophe reinsurance market.

Net Investment Income: Net investment income approximated $91.7 million in 2006 and $63.7 million in 2005. Total investments grew to $2,433.6 million at December 31, 2006 from $1,935.0 million at of December 31, 2005. The growth in investment income is primarily due to increased investments which arose from investing net cash flows provided from operating activities, during a period in which the general level of interest rates increased and in which we increased the average duration of our fixed income portfolio. Our average duration of our fixed maturity portfolio was 4.6 years and 4.0 years at December 31, 2006 and December 31, 2005, respectively. The decision to increase the average duration of our fixed maturity portfolio was based upon enterprise risk management analyses completed during 2006. The analyses indicated the capacity to further refine the risk/return profile of the investment portfolio. Based upon the analyses, the following actions were implemented:

- The portfolio duration target was increased;

- The percentage of the fixed maturity portfolio allocated to municipal security investments was increased; and

- The percentage of the investment portfolio allocated to common stock investments was increased.

Our taxable equivalent book yield on our fixed income holdings approximated 5.4% at December 31, 2006, compared to 4.8% at December 31, 2005. Net investment income was reduced by

$1.5 million for the year ended December 31, 2005 due to the interest credit on the Funds Held Account balance pursuant to our quota share reinsurance agreement.

The total pre-tax return, which includes the effects of both income and price returns on securities, of our fixed income portfolio was 4.57% and 2.34% for the years ended December 31, 2006 and 2005, respectively, compared to the Lehman Brothers Intermediate Aggregate Bond Index ("the Index") total pre-tax return of 4.63% and 2.01% for the same periods, respectively. We expect some variation in our portfolio's total return compared to the Index because of the differing sector, security and duration composition of its portfolio as compared to the Index.

Net Realized Investment Gain (Loss): Net realized investment gains (losses) were $(9.9) million and $9.6 million for the years ended December 31, 2006 and 2005, respectively. For the year ended December 31, 2006, we realized net investment gains (losses) of $(1.5) million and $0.4 million from the sale of fixed maturity and equity securities, respectively, and $4.6 million and $4.2 million in realized investment losses for fixed maturity and equity securities, respectively, as a result of our impairment evaluation. The $4.6 million in realized investment losses for fixed maturities resulting from our impairment evaluation included approximately $4.2 million of realized investment losses on available for sale fixed maturity investments that were recognized as of September 30, 2006 and subsequently sold during the fourth quarter of 2006 as a result of tax planning and investment portfolio management strategies.

For the year ended December 31, 2005, we realized net investment gains of $3.5 million and $11.5 million from the sale of fixed maturity and equity securities, respectively, and $0 million and $2.2 million in non-cash realized investment losses for fixed maturity and equity securities, respectively, as a result of our impairment evaluation. The $11.5 million net realized gains from the sale of equity securities included approximately $11.0 million of net realized gains as a result of the liquidation of certain of our equity portfolios following our decision to change four of our common stock investment managers. Net realized investment gain for the year ended December 31, 2005 was reduced by $3.2 million due to the recognized loss of the change in fair value of a cash flow hedge we entered into for which the anticipated transaction did not occur.

Other Income: Other income approximated $2.6 million and $1.5 million for the years ended December 31, 2006 and 2005, respectively. Other income consists primarily of commissions earned on brokered personal and commercial lines business, and fees earned on servicing personal lines business.

Net Loss and Loss Adjustment Expenses: Net loss and loss adjustment expenses decreased $35.8 million (7.1%) to $468.2 million for the year ended December 31, 2006 from $504.0 million for the year ended December 31, 2005, while the loss and loss adjustment expense ratio decreased to 40.0% in 2006 from 51.6% in 2005.

The decrease in net loss and loss adjustment expenses was primarily due to:

- Net reserve actions taken during the year ended December 31, 2006, wherein the net estimated unpaid loss and loss adjustment expenses for accident years 2005 and prior were decreased by $91.4 million, as compared to net reserve actions taken during the year ended December 31, 2005 wherein the estimated net unpaid loss and loss adjustment expenses for accident years 2004 and prior were decreased by $29.9 million. Decreases in the estimated net unpaid loss and loss adjustment expenses for prior accident years during the year ended December 31, 2006 were as follows:

(In millions)	Net Basis Decrease
Accident Year 2005	$ 59.2
Accident Year 2004	12.6
Accident Year 2003	11.0
Accident Years 2002 and prior	8.6
Total Decrease	$ 91.4

- For accident year 2005, the decrease in estimated net unpaid loss and loss adjustment expenses was principally due to lower estimates for commercial coverages due to better than expected case incurred loss development. The incurred frequency emergence on general liability coverages, and the incurred severity emergence on property and auto coverages, were less than anticipated.
- For accident year 2004, the decrease in estimated net unpaid loss and loss adjustment expenses was principally due to lower estimates for commercial coverages due to better than expected case incurred loss development. The incurred frequency emergence on general liability coverages, and the incurred severity emergence on auto coverages, were less than anticipated.
- For accident year 2003, the decrease in estimated net unpaid loss and loss adjustment expenses was principally due to lower estimates for professional liability coverages and rental/leasing auto coverages due to better than expected case incurred loss development. The incurred severity emergence on professional liability E&O and D&O coverages, and the incurred frequency emergence on rental/leasing auto coverages, were less than anticipated.
- For accident years 2002 and prior, the decrease in estimated net unpaid loss and loss adjustment expenses was principally due to lower estimates for rental/leasing auto coverages due to better than expected case incurred loss development. The incurred frequency emergence on rental/leasing auto coverages, and the incurred severity emergence on rental supplemental liability coverages, were less than anticipated.

Establishing loss reserve estimates is a necessarily complex and imprecise process. Our methodology is to employ several generally accepted actuarial methods to determine net unpaid loss and loss adjustment expenses. Over time, more reliance is placed on actuarial methods based on actual loss development, and accordingly, over time, less reliance is placed on actuarial methods based on expected loss development. The principal factor contributing to the decreases in the estimated net unpaid loss and loss adjustment expenses for prior accident years is the reconsideration of an assumption underlying previous estimates that loss ratio deterioration would result from the high growth rates we experienced in the most recent accident years. As actual losses experienced on these accident years have continued to be lower than anticipated, it has become more likely that the ultimate loss ratio will prove to be better than originally estimated. Over time, greater credibility has been given to this favorable trend by applying greater weight to actuarial methods based on actual loss development. The result is a reduction to these years' net unpaid loss and loss adjustment expenses, which, in turn, leads to lower ultimate loss ratio expectations for the more recent accident years. As significant weight is given to actuarial methods based on expected losses for the more recent accident years, the result of lower expectations is a reduction to these years' net unpaid loss and loss adjustment expenses.

- A reduction in the current accident year net ultimate loss and loss adjustment expense ratio, excluding catastrophe losses, for the year ended December 31, 2006 compared to 2005. During the year ended December 31, 2006, a net ultimate loss and loss adjustment expense ratio, excluding catastrophe losses, of 47.6% was estimated for the 2006 accident year. During the year ended December 31, 2005, a net ultimate loss and loss adjustment expense ratio, excluding catastrophe losses, of 51.7% was estimated for the 2005 accident year.
- A $24.7 million reduction in hurricane catastrophe losses incurred. During the year ended December 31, 2005, we incurred $24.7 million of net loss and loss adjustment expenses related to Hurricanes Dennis, Katrina, Rita and Wilma. We incurred no such catastrophe losses during the year ended December 31, 2006.

These decreases to net loss and loss adjustment expenses incurred were partially offset by increases to net loss and loss adjustment expenses resulting from:

- The growth in net earned premiums.
- An $18.3 million reduction in ceded loss and loss adjustment expenses pursuant to a 10% quota share agreement (See Premiums). Ceded loss and loss adjustment expenses pursuant to this quota share agreement for the year ended December 31, 2005 were $18.3 million; however, due to our decision to terminate this agreement on a run-off basis effective December 31, 2004, there were no losses ceded to this agreement during 2006.

Acquisition Costs and Other Underwriting Expenses: Acquisition costs and other underwriting expenses increased $74.5 million (28.2%) to $338.3 million for the year ended December 31, 2006 from $263.8 million for the year ended December 31, 2005, and the expense ratio increased to 28.9% in 2006 from 27.0% in 2005. The increase in acquisition costs and other underwriting expenses was due primarily to the following:

- The growth in net earned premiums.
- $7.2 million of share-based compensation expense allocated to underwriting and acquisition expenses which was recognized under SFAS 123(R), which we adopted on January 1, 2006.
- A $21.3 million decrease in ceding commission earned pursuant to our quota share agreements (See "Premiums"). During the year ended December 31, 2006, we earned no ceding commissions related to quota share agreements, as compared to $21.3 million of ceding commissions earned during 2005. There were no ceded earned premiums pursuant to these quota share agreements for the year ended December 31, 2006 as compared to $43.7 million for 2005 due to our decision to terminate its 10% quota share agreement on a run-off basis effective December 31, 2004.

These increases were partially offset by a $9.3 million change in net charges related to assessments from Citizen's Property Insurance Corporation ("Citizens"). During 2006, we recognized a net reduction to expense of $3.4 million related to Citizens assessments, compared to a net increase to expense of $5.9 million related to Citizens assessments during 2005. The $3.4 million reduction to expense during 2006 is comprised of:

(In Millions)	For the Year Ended December 31, 2006
Reduction to expense related to assessment on 2004 Premiums	$ 1.6
Reduction to expense related to assessment on 2005 Premiums	1.8
Total	$ 3.4

Citizens was established by the State of Florida to provide insurance to property owners unable to obtain coverage in the private insurance market. Citizens assessments may be recouped through future insurance policy surcharges to Florida insureds. These surcharges are recorded in our consolidated financial statements as the related premiums are written.

The $1.6 million reduction in expense related to the 2004 assessment is attributable to net policyholder surcharges related to premiums written during 2006. The $1.8 million reduction in expense related to the 2005 assessment is attributable to a reduction in the actual 2005 assessment paid to Citizens, compared to the amount that was estimated by Citizens and accrued by us as of December 31, 2005.

During the fourth quarter of 2005, Citizens announced that it was projecting the maximum ten percent regular assessment allowed under Florida law plus an additional emergency assessment of approximately one percent to be assessed during 2006 due to the hurricanes that struck Florida in 2005. During 2006, the Florida legislature approved a $715 million budget appropriation to be used to reduce the Citizens deficit and resulting assessments to insurers. This budget appropriation resulted in the $1.8 million reduction to our net assessment expense.

Other Operating Expenses: Other operating expenses decreased by $4.5 million to $12.6 million for the year ended December 31, 2006 from $17.1 million for the same period of 2005. Of this decrease, $2.0 million is due to a bonus accrual for the year ended December 31, 2005 related to the terms of an employment agreement with our founder and Chairman. There was no such bonus accrual for 2006.

Income Tax Expense: Our effective tax rate for the years ended December 31, 2006 and 2005 was 33.5% and 34.9%, respectively. The effective rate for 2006 differed from the 35% statutory rate principally due to investments in tax-exempt securities. The effective tax rate for 2005 differed from the 35% statutory rate principally due to investments in tax-exempt securities, offset by the non-deductible goodwill impairment loss.

Investments

Our investment objectives are the realization of relatively high levels of after-tax net investment income with competitive after-tax total rates of return subject to established specific guidelines and objectives. We utilize external independent professional investment managers for our fixed maturity and equity investments. These investments consist of diversified issuers and issues, and as of December 31, 2007 approximately

87.8% and 10.7% of our total invested assets (total investments plus cash equivalents) on a cost basis consisted of investments in fixed maturity and equity securities, respectively, versus 86.0% and 10.4%, respectively, as of December 31, 2006.

Of our total investments in fixed maturity securities, asset backed, mortgage pass-through, and collateralized mortgage obligation securities, on a cost basis, amounted to $199.3 million, $604.3 million and $329.5 million, respectively, as of December 31, 2007, and $202.1 million, $425.5 million and $293.1 million, respectively, as of December 31, 2006.

We regularly perform impairment reviews with respect to our investments. For investments other than interests in securitized assets, these reviews include identifying any security whose fair value is below its cost and an analysis of securities meeting predetermined impairment thresholds to determine whether such decline is other than temporary. If we do not intend to hold a security to maturity or determine a decline in value to be other than temporary, the cost basis of the security is written down to its fair value with the amount of the write down reflected in our earnings as a realized loss in the period the impairment arose. These evaluations resulted in non-cash realized investment losses of $7.9 million and $8.8 million, respectively, for the years ended December 31, 2007 and 2006. Our impairment review also includes an impairment evaluation for interests in securitized assets conducted in accordance with the guidance provided by the Emerging Issues Task Force of the Financial Accounting Standards Board. There were no non-cash realized investment losses recorded for the years ended December 31, 2007 or 2006 as a result of our impairment evaluations for investments in securitized assets.

Our fixed maturity portfolio amounted to $2,659.2 million and $2,129.6 million, as of December 31, 2007 and 2006, respectively, of which 99.9% of the portfolio was comprised of investment grade securities as of December 31, 2007 and 2006. We had fixed maturity investments with gross unrealized losses amounting to $7.0 million and $18.1 million as of December 31, 2007 and 2006, respectively. Of these amounts, interests in securitized assets had gross unrealized losses amounting to $3.0 million and $9.3 million as of December 31, 2007 and 2006, respectively.

Securities with an Unrealized Loss as of December 31, 2007: The following table identifies the period of time securities with an unrealized loss as of December 31, 2007 have continuously been in an unrealized loss position. None of the amounts shown in the table include unrealized losses due to non-investment grade fixed maturity securities. No issuer of securities or industry represents more than 3.8% and 19.9%, respectively, of the total estimated fair value, or 9.0% and 20.5%, respectively, of the total gross unrealized loss included in the table below:

- The industry concentration as a percentage of total estimated fair value represents investments in a geographically diversified pool of investment grade Municipal securities issued by states, political subdivisions, and public authorities under general obligation and/or special district/purpose issuing authority. The unrealized losses on these securities are generally attributable to spread widening. The primary factor underlying the spread widening is the increasing market risk aversion to issues surrounding the monoline financial guarantors, given the monolines' significant participation in the Municipal sector through their financial guarantee insurance.

- The industry concentration as a percentage of the total gross unrealized loss primarily represents investments in equity securities issued by companies in the Diversified Financial Services industry. The unrealized losses on these securities are generally attributable to the recent correction in the Financial Services industry primarily caused by the deterioration of credit conditions in the marketplace during the third and fourth quarters of 2007. As of December 31, 2007, these equity securities were evaluated for other than temporary impairment in accordance with the Company's impairment policy and the Company concluded that these securities were not other than temporarily impaired.

The contractual repayment of the Municipal securities is backed either by the general taxing authority of the state or political subdivision or by general or specific revenues of the public authorities. Additionally, a portion of the securities are backed by financial guarantee insurance issued by the monoline financial guarantors. The contractual terms of these investments do not permit the issuer to settle the securities at a price less than the amortized costs of the investments. Given the investment grade credit quality of the issuers represented in the Municipal portfolio, without considering any monoline financial guarantee, we believe we will be able to collect all amounts due according to the contractual terms of the investments. At the present time, we have the ability and intent to hold these securities until a recovery of fair value, which may be maturity; therefore, we do not consider these investments to be other than temporarily impaired as of December 31, 2007.

	Gross Unrealized Losses as of December 31, 2007				
(In millions) **Continuous Time in Unrealized Loss Position**	**Fixed Maturities Available for Sale Excluding Interests in Securitized Assets**	**Interests in Securitized Assets**	**Fixed Maturities Available for Sale**	**Equity Securities**	**Total Investments**
0 – 3 Months	$ 0.2	$ 0.7	$ 0.9	$ 8.1	$ 9.0
>3 – 6 Months	—	0.1	0.1	6.5	6.6
>6 – 9 Months	0.8	—	0.8	7.6	8.4
>9 – 12 Months	1.3	—	1.3	—	1.3
>12 – 18 Months	0.2	—	0.2	—	0.2
>18 — 24 Months	0.1	—	0.1	—	0.1
> 24 Months	1.4	2.2	3.6	—	3.6
Total Gross Unrealized Losses	$ 4.0	$ 3.0	$ 7.0	$ 22.2	$ 29.2
Estimated Fair Value of Securities with a Gross Unrealized Loss	$ 570.4	$ 357.6	$ 928.0	$ 118.1	$ 1,046.1

Our impairment evaluation as of December 31, 2007 for fixed maturities available for sale excluding interests in securitized assets resulted in the following conclusions:

- U.S. Treasury Securities and Obligations of U.S. Government Agencies:

  The unrealized losses on our Aaa/AAA rated investments in U.S. Treasury Securities and Obligations of U.S. Government Agencies are attributable to interest rate fluctuations since the date of purchase. Of the 30 investment positions held, approximately 26.7% were in an unrealized loss position. The contractual terms of the investments do not permit the issuer to settle the securities at a price less than the amortized cost of the investments.

- Obligations of States and Political Subdivisions:

  The unrealized losses on our investments in long term tax exempt securities which have ratings of A1/A+ to AAA/Aaa are generally caused by spread widening. Of the 873 investment positions held, approximately 32.8% were in an unrealized loss position. The contractual terms of the investments do not permit the issuer to settle the securities at a price less than the amortized cost of the investments.

- Corporate Debt Securities:

  The unrealized losses on our long term investments in Corporate bonds which have ratings from Baa3/BBB to Aaa/AAA are generally caused by spread widening. Of the 73 investment positions held, approximately 79.5% were in an unrealized loss position. The contractual terms of the investments do not permit the issuer to settle the securities at a price less than the amortized cost of the investments.

Our impairment evaluation as of December 31, 2007 for interests in securitized assets resulted in the following conclusions:

- Asset Backed Securities:

  The unrealized losses on our investments in Asset Backed Securities which have ratings from A2/A to Aaa/AAA are generally caused by spread widening. Of the 116 investment positions held, approximately 40.5% were in an unrealized loss position. The contractual terms of the investments do not permit the issuer to settle the security at a price less than the amortized cost of the investments.

- Mortgage Pass-Through Securities:

  The unrealized losses on our investments in Mortgage Pass-Through Securities which have ratings of Aaa/AAA are generally caused by spread widening. Of the 150 investment positions held, approximately 38.7% were in an unrealized loss position. The contractual terms of the investments do not permit the issuer to settle the security at a price less than the amortized cost of the investments.

- Collateralized Mortgage Obligations:

  The unrealized losses on our investments in Collateralized Mortgage Obligations which have ratings of Aa2/AA+ to Aaa/AAA are generally caused by spread widening. Of the 172 investment positions held, approximately 41.3% were in an unrealized loss position. The contractual terms of the investments do not permit the issuer to settle the security at a price less than the amortized cost of the investments.

Our impairment evaluation as of December 31, 2007 for equity securities resulted in the conclusion that we do not consider the equity securities to be other than temporarily impaired. Of the 2,674 investment positions held, approximately 38.4% were in an unrealized loss position.

Structured Securities Portfolio: The fair value of our structured securities investment portfolio (Asset Backed, Mortgage Pass-Through and Collateralized Mortgage Obligation securities) amounted to $1,143.3 million as of December 31, 2007. AAA rated securities represented approximately 99.8% of our December 31, 2007 structured securities portfolio. Approximately $947.7 million of our structured securities investment portfolio is backed by residential collateral, consisting of:

- $610.0 million of U.S. government agency backed Mortgage Pass-Through Securities;

- $233.8 million of U.S. government agency backed Collateralized Mortgage Obligations;

- $76.3 million of non-U.S. government agency Collateralized Mortgage Obligations backed by pools of prime loans (generally consists of loans made to the highest credit quality borrowers with Fair Isaac Corporation ("FICO") scores generally greater than 720);

- $21.6 million of structured securities backed by pools of ALT A loans (loans with low documentation and borrowers with FICO scores in the approximated range of 650 to the low 700's); and

- $6.0 million of structured securities backed by pools of sub-prime loans (loans with low documentation, higher combined loan-to-value ratios and borrowers with FICO scores capped at approximately 650).

Our $27.6 million ALT-A and sub-prime overall AAA rated loan portfolio is comprised of 22 securities with net unrealized losses of $0.0 million as of December 31, 2007. These securities have the following characteristics:

- first to pay or among the first cash flow tranches of their respective transactions;

- have a weighted average life of 2.4 years;

- are spread across multiple vintages (origination year of underlying collateral pool), and

- have not experienced any ratings downgrades or surveillance issues as of December 31, 2007.

Our ALT-A and sub-prime loan portfolio has paid down to $27.6 million as of December 31, 2007 from $35.7 million as of September 30, 2007 and from $42.0 million as of June 30, 2007.

As of December 31, 2007, we hold no investments in Collateralized Debt Obligations or Net Interest Margin securities.

Given a combination of recent events in the housing and mortgage finance sectors and the issues surrounding the monoline financial guarantors, we believe that fixed income and equity markets, in general, may experience more volatility than during recent historical reporting periods. As of December 31, 2007, we had no impairments or surveillance issues related to these market conditions. However, we expect that ongoing volatility in these sectors, in particular, and in spread related sectors, in general, may impact the prices of securities held in our overall Aaa/AAA rated investment portfolio.

Municipal Bond Portfolio: Our $1,389.1 million municipal bond overall AAA rated portfolio consists of $865.7 million of insured securities, or 62.3% of our total municipal bond portfolio. The weighted average underlying rating of the insured portion of our municipal bond portfolio is AA- and the weighted average rating of the uninsured portion of our municipal bond portfolio is AA+. The following table represents our insured bond portfolio by monoline insurer as of December 31, 2007:

Monoline Insurer	Market Value of Insured Municipal Bonds *(In thousands)*	Percentage of Municipal Bond Portfolio	Weighted Average Underlying Rating of Insured Municipal Bonds
Financial Security Assurance, Inc.	$ 285,933	20.6%	AA-
MBIA, Inc.	263,039	18.9	AA-
FGIC Corporation.	162,569	11.7	AA-
AMBAC Financial Group, Inc.	149,542	10.8	AA-
XL Capital, LTD.	4,658	0.3	AA-
Total	$ 865,741	62.3%	AA-

Each municipal bond is evaluated prior to purchase to ensure that the issuer and underlying revenue pledge/collateral supporting the municipal bond is sufficient, ignoring the presence of the "financial guarantee" insurance. We consider the "financial guarantee" insurance to be "extra" protection. As of December 31, 2007, we had no impairments or surveillance issues related to these insured municipal bonds.

Securities with an Unrealized Loss as of December 31, 2006: The following table identifies the period of time securities with an unrealized loss as of December 31, 2006 have continuously been in an unrealized loss position. None of the amounts displayed in the table are due to non-investment grade fixed maturity securities. No issuer of securities or industry represents more than 3.5% and 23.6%, respectively, of the total estimated fair value, or 2.8% and 28.7%, respectively, of the total gross unrealized loss included in the table below. The industry concentration represents investments in "AAA" rated mortgage backed securities issued by agencies of the U.S. Government which are collateralized by pools of residential mortgage loans. As previously discussed, there are certain risks and uncertainties inherent in our impairment methodology, including, but not limited to, the financial condition of specific industry sectors and the resultant effect on the underlying collateral values and changes in accounting, tax, and/or regulatory requirements which may have an effect on either, or both, the investor and/or the issuer. Should we subsequently determine a decline in the fair value below the cost basis to be other than temporary, the security would be written down to its fair value and the difference would be included in our earnings as a realized loss for the period such determination was made.

(In millions)	Gross Unrealized Losses as of December 31, 2006				
Continuous time in unrealized loss position	Fixed Maturities Available for Sale Excluding Interests in Securitized Assets	Interests in Securitized Assets	Total Fixed Maturities Available for Sale	Equity Securities	Total Investments
0 – 3 months	$ 0.8	$ 1.2	$ 2.0	$ 1.1	$ 3.1
4 – 6 months	—	0.1	0.1	0.6	0.7
7 – 9 months	0.1	—	0.1	0.9	1.0
10 – 12 months	0.1	0.2	0.3	—	0.3
13 – 18 months	2.1	4.6	6.7	—	6.7
19 – 24 months	2.6	1.5	4.1	—	4.1
> 24 months	3.1	1.7	4.8	—	4.8
Total Gross Unrealized Losses	$ 8.8	$ 9.3	$ 18.1	$ 2.6	$ 20.7
Estimated fair value of securities with a gross unrealized loss	$ 624.9	$ 543.8	$ 1,168.7	$ 37.4	$ 1,206.1

Our impairment evaluation as of December 31, 2006 for fixed maturities available for sale, excluding interests in securitized assets, resulted in the following conclusions:

US Treasury Securities and Obligations of U.S. Government Agencies:
The unrealized losses on our Aaa/AAA rated investments in U.S. Treasury Securities and Obligations of U.S. Government Agencies are attributable to interest rate increases. Of the 32 investment positions held, approximately 71.9% were in an unrealized loss position. The contractual terms of the investments do not permit the issuer to settle the securities at a price less than the amortized cost of the investments. Therefore, it is expected that the securities would not be settled at a price less than the amortized cost of the investments.

Obligations of States and Political Subdivisions:
The unrealized losses on our investments in long term tax exempt securities which have ratings of A1/A+ to AAA/Aaa are generally caused by interest rate increases. Of the 736 investment positions held, approximately 49.3% were in an unrealized loss position. The contractual terms of the investments do not permit the issuer to settle the securities at a price less than the amortized cost of the investments. Therefore, it is expected that the securities would not be settled at a price less than the amortized cost of the investments.

Corporate and Bank Debt Securities:
The unrealized losses on our long term investments in corporate bonds which have ratings from Baa3/BBB to Aaa/AAA are generally caused by interest rate increases. Of the 114 investment positions held, approximately 87.7% were in an unrealized loss position. The contractual terms of the investments do not permit the issuer to settle the securities at a price less than the amortized cost of the investments. Therefore, it is expected that the securities would not be settled at a price less than the amortized cost of the investments.

Our impairment evaluation as of December 31, 2006 for interests in securitized assets resulted in the following conclusions:

Asset Backed Securities:
The unrealized losses on our investments in Asset Backed Securities which have ratings of Aaa/AAA are generally caused by interest rate increases. Of the 132 investment positions held, approximately 49.2% were in an unrealized loss position. The contractual terms of the investments do not permit the issuer to settle the security at a price less than the amortized cost of the investments. Therefore, it is expected that the securities would not be settled at a price less than the amortized cost of the investments.

Mortgage Pass-Through Securities:
The unrealized losses on our investments in Mortgage Pass-Through Securities which have ratings of Aaa/AAA are generally caused by interest rate increases. Of the 130 investment positions held, approximately 58.5% were in an unrealized loss position. The contractual terms of the investments do not permit the issuer to settle the security at a price less than the amortized cost of the investments. Therefore, it is expected that the securities would not be settled at a price less than the amortized cost of the investments.

Collateralized Mortgage Obligations:
The unrealized losses on our investments in Collateralized Mortgage Obligations which have ratings of Aa2/AA to Aaa/AAA are generally caused by interest rate increases. Of the 155 investment positions held, approximately 66.5% were in an unrealized loss position. The contractual terms of the investments do not permit the issuer to settle the security at a price less than the amortized cost of the investments. Therefore, it is expected that the securities would not be settled at a price less than the amortized cost of the investments.

Our impairment evaluation as of December 31, 2006 for equity securities resulted in the conclusion that we do not consider the equity securities to be other than temporarily impaired. Of the 3,555 investment positions held, approximately 14.8% were in an unrealized loss position.

There are certain risks and uncertainties inherent in our impairment methodology, including, but not limited to, the financial condition of specific industry sectors and the resultant effect on any underlying security collateral values and changes in accounting, tax, and/or regulatory requirements which may have an effect on either, or both, the investor and/or the issuer. Should we subsequently determine that we do not intend to hold the security until maturity or should we determine that a decline in the fair value below the cost basis to be other than temporary, the security would be written down to its fair value and the difference would be included as a realized loss for the period in which such determination was made, thereby reducing earnings for such period by the amount of such realized loss.

Gross Realized Losses:
For the year ended December 31, 2007, our gross loss on the sale of fixed maturity and equity securities amounted to $0.3 million and $5.0 million, respectively. The fair value of the fixed maturity and equity securities at the time of sale was $33.7 million and $39.6 million, respectively. A total of $1.2 million of the $5.0 million gross loss on the sale of equity securities for the year ended December 31, 2007 was a result of the liquidation of one of our equity portfolios following our decision to change one of our common stock investment managers. The $1.2 million realized gross loss on the sale of equity securities was in addition to the $1.6 million impairment loss recognized during the three months ended March 31, 2007 upon our initial decision to change one of our common stock investment managers and no longer hold the securities to recovery.

For the year ended December 31, 2006, our gross loss on the sale of fixed maturity and equity securities amounted to $1.7 million and $7.0 million, respectively. The fair value of the fixed maturity and equity securities at the time of sale was $185.2 million and $40.5 million, respectively.

Market Risk of Financial Instruments:

Our financial instruments are subject to the market risk of potential losses from adverse changes in market rates and prices. The primary market risks to us are equity price risks associated with investments in equity securities and interest rate and spread risks associated with investments in fixed maturities. We have established, among other criteria, duration, asset quality and asset allocation guidelines for managing our investment portfolio market risk exposure. Our investments are classified as Available for Sale and consist of diversified issuers and issues.

The table below provides information about our financial instruments that are sensitive to changes in interest rates and shows the effect of hypothetical changes in interest rates as of December 31, 2007 and 2006. The selected hypothetical changes do not indicate what could be the potential best or worst case scenarios. The information is presented in U.S. dollar equivalents, which is our reporting currency.

(Dollars in thousands)	Estimated Fair Value	Hypothetical Changes in Interest Rates (bp=basis points)	Fair Value after Hypothetical Change in Interest Rates	Hypothetical Percentage Increase (Decrease) in	
				Fair Value	Shareholders' Equity
December 31, 2007					
Investments					
Total Fixed Maturities Available For Sale	**$ 2,659,197**	**200 bp decrease**	**$ 2,909,489**	**9.4%**	**10.5%**
		100 bp decrease	**$ 2,788,220**	**4.8%**	**5.4%**
		50 bp decrease	**$ 2,724,762**	**2.5%**	**2.7%**
		50 bp increase	**$ 2,592,046**	**(2.5)%**	**(2.8)%**
		100 bp increase	**$ 2,523,607**	**(5.1)%**	**(5.7)%**
		200 bp increase	**$ 2,386,092**	**(10.3)%**	**(11.5)%**
December 31, 2006					
Investments					
Total Fixed Maturities Available For Sale	$ 2,129,609	200 bp decrease	$ 2,313,272	8.6%	10.2%
		100 bp decrease	$ 2,226,770	4.6%	5.4%
		50 bp decrease	$ 2,178,954	2.3%	2.8%
		50 bp increase	$ 2,079,335	(2.4)%	(2.8)%
		100 bp increase	$ 2,029,023	(4.7)%	(5.6)%
		200 bp increase	$ 1,930,808	(9.3)%	(11.1)%

LIQUIDITY AND CAPITAL RESOURCES

Philadelphia Consolidated Holding Corp. (PCHC), a holding company whose principal assets currently consist of 100% of the capital stock of our subsidiaries. PCHC's primary sources of funds are payments received pursuant to tax allocation agreements with our Insurance Subsidiaries; dividends from its subsidiaries, and proceeds from the issuance of shares pursuant to our Stock Purchase and Performance Based Compensation Plans. For the year ended December 31, 2007, payments to PCHC pursuant to such tax allocation agreements totaled $188.1 million. The payment of dividends to PCHC from our Insurance Subsidiaries is subject to certain limitations imposed by the insurance laws of the Commonwealth of Pennsylvania and State of Florida. Accumulated statutory profits of our Insurance Subsidiaries from which dividends may be paid totaled $1,025.1 million as of December 31, 2007. Of this amount, our Insurance Subsidiaries are permitted to pay a total of approximately $299.2 million of dividends in 2008 without obtaining prior approval from the Insurance Commissioner of the Commonwealth of Pennsylvania or State of Florida (see Business Regulation). During 2007, PCHC received $3.5 million in dividend payments from our Insurance Subsidiaries. No capital contributions were made by PCHC to our Insurance Subsidiaries. During 2007, there were no stock repurchases under the stock repurchase authorization. As of December 31, 2007, the remaining stock repurchase authorization is $45.0 million.

We produced net cash from operations of $534.1 million, $506.8 million and $430.7 million in 2007, 2006 and 2005, respectively. Sources of operating funds consist primarily of net premiums written and investment income. Funds are used primarily to pay claims and operating expenses, and to purchase investments. Cash from operations in 2007 was primarily generated from strong premium growth during the year due to new business written and strong renewal business retention. Net loss and loss expense payments were $452.5 million, $313.8 million and $234.7 million in 2007, 2006 and 2005, respectively. Net cash from operations also included cash provided from tax savings from the issuance of shares pursuant to our stock based compensation plans amounting to $0.8 million, $1.5 million and $7.0 million for 2007, 2006 and 2005, respectively. We believe that we have adequate liquidity to pay all claims and meet all other cash needs.

We produced $26.5 million of net cash from financing activities during 2007. Cash provided from financing activities consisted of a $5.9 million excess tax benefit from the issuance of shares pursuant to our stock based compensation plans; $8.0 million from our stock purchase plans; $6.6 million from the exercise of stock options issued under our performance based compensation plan and $6.0 million from the collection of notes receivable associated with our employee stock purchase plans.

During 2007, $257.6 million of the fixed maturity portfolio principal was received through either maturity, call option, paydown or sinking fund transactions. Our fixed maturity portfolio cash flow profile has been structured such that approximately 10% of the portfolio principal as of December 31, 2007 will be received from maturity, call option, paydown or sinking fund transactions for each of the next five years through 2012, and in varying percentages thereafter. We estimate that approximately $297.0 million will be received from these transactions during 2008.

Effective June 29, 2007, we amended our unsecured $50.0 million Credit Agreement ("the Credit Agreement") to extend the maturity date to June 27, 2008. The Credit Agreement provides capacity for working capital and other general corporate purposes. The Credit Agreement contains various representations, covenants and events of default typical for credit facilities of this type. As of December 31, 2007, no borrowings were outstanding under the Credit Agreement.

Two of our Insurance Subsidiaries are members of the Federal Home Loan Bank of Pittsburgh ("FHLB"). A primary advantage of FHLB membership is the ability of members to access credit products from a reliable capital markets provider. The availability of any one member's access to credit is based upon its FHLB eligible collateral. The borrowing capacity provides an immediately available line of credit. As of December 31, 2007, our Insurance Subsidiaries had no borrowings outstanding, and their unused borrowing capacity was $708.4 million.

In the normal course of business, we have entered into various reinsurance contracts with unrelated reinsurers. We participate in such agreements for the purpose of limiting loss exposure and managing capacity constraints. Reinsurance contracts do not relieve us from our obligations to our policyholders. To reduce the potential for a write-off of amounts due from reinsurers, we evaluate the financial condition of our reinsurers and principally contract with large reinsurers that are rated at least "A" (Excellent) by A.M. Best Company. Additionally, we proactively seek to collect the obligations of our reinsurers on a timely basis, and will obtain collateral for balances due from reinsurers that are not approved by the Pennsylvania and/or Florida Insurance Departments due to their foreign domiciliary status. This collection effort is supported through the regular monitoring of reinsurance receivables. As of December 31, 2007, approximately 93.5% of our reinsurance receivables (excluding amounts ceded to voluntary and mandatory pool mechanisms) are either with reinsurers rated "A" (Excellent) or better by A.M. Best Company or are fully collateralized.

Under certain reinsurance agreements, we are required to maintain investments in trust accounts to secure our reinsurance obligations (primarily the payment of losses and loss adjustment expenses on business we do not write directly). As of December 31, 2007, the investment and cash balances in such trust accounts totaled approximately $1.3 million. In addition, various insurance departments of states in which we operate require the deposit of funds to protect policyholders within those states. As of December 31, 2007, the balance on deposit for the benefit of such policyholders totaled approximately $15.7 million.

Our Insurance Subsidiaries, which operate under intercompany reinsurance pooling agreements, must have certain levels of surplus to support premium writings. Guidelines of the National Association of Insurance Commissioners ("NAIC") suggest that a property and casualty insurer's ratio of annual statutory net premium written to policyholders' surplus should not exceed 3-to-1. The ratio of combined annual statutory net premium written by our Insurance Subsidiaries to their combined policyholders' surplus was 1.1-to-1.0 and 1.3-to-1.0 for 2007 and 2006, respectively.

The NAIC's risk-based capital method is designed to measure the acceptable amount of capital and surplus an insurer should have based on the inherent specific risks of each insurer. The adequacy of a company's actual capital and surplus is evaluated by a comparison to the risk-based capital results. Insurers failing to meet minimum risk-based capital requirements may be subject to scrutiny by the insurer's domiciliary insurance department, and may ultimately be subjected to be placed in rehabilitation or liquidation. As of December 31, 2007, our Insurance Subsidiaries exceeded their minimum risk-based capital requirements as follows:

(Dollars in millions) **Insurance Subsidiary**	**Minimum Risk-Based Capital Requirement**	**Actual Statutory Surplus**
PIIC	$ 266.5	$ 1,169.0
PIC	$ 13.8	$ 79.0
LASIC	$ 1.5	$ 24.4
LAIC	$ 0.9	$ 26.3

CONTRACTUAL OBLIGATIONS

We have certain contractual obligations and commitments as of December 31, 2007 which are summarized below:

Contractual Obligations (In thousands)	Payments Due by Period				
	Total	Less than 1 year	1-3 years	4-5 years	More Than 5 years
Gross Loss and Loss Adjustment Expense Reserves[1]	$ 1,431,933	$ 341,932	$ 597,359	$ 346,384	$ 146,258
Reinsurance Premiums Payable Under Terms of Reinsurance Contracts[2]	109,286	109,286	—	—	—
Deferred Commission Liability	68,786	68,786	—	—	—
Preferred Agent Profit Sharing	33,703	6,979	20,135	5,911	678
Operating Leases	29,199	6,217	15,179	7,280	523
Other Long-Term Contractual Commitments[3]	17,297	12,165	4,751	282	99
Total[4][5]	$ 1,690,204	$ 545,365	$ 637,424	$ 359,857	$ 147,558

[1] Although there is typically no minimum contractual commitment with insurance contracts, the cash flows displayed in the table above represent our best estimate as to amount and timing of such.

[2] Represents payments based on estimated subject earned premiums under certain reinsurance contracts.

[3] Represents open commitments under certain limited partnership agreements, information technology development agreements, corporate sponsorship, renewal rights acquisitions and Profit Sharing and Savings Incentive Plan arrangements.

[4] As of December 31, 2007, we have recorded a $2.0 million liability for a bonus amount due to our founder and Chairman under the terms of his employment agreement. This payment is due to be paid six months after the date of the termination of his employment. Since his date of termination is uncertain, this liability has been excluded from the above table.

[5] As of December 31, 2007, we have recorded a $0.2 million liability for uncertain tax positions in accordance with FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109" ("FIN 48"). Due to the uncertain nature of the timing of future cash flows relating to the liability and the inability to make a reasonably reliable estimate of the period of settlement of the liability with the related taxing authority, the liability has been excluded from the above table.

INFLATION

Property and casualty insurance premiums are established before the amount of losses and loss adjustment expenses, or the extent to which inflation may affect such amounts, is known. We attempt to anticipate the potential impact of inflation in establishing our premiums and reserves. Substantial future increases in inflation could result in future increases in interest rates, which, in turn, are likely to result in a decline in the market value of our investment portfolio and results in unrealized losses and/or reductions in shareholders' equity.

RECENTLY ADOPTED ACCOUNTING PRONOUNCEMENTS

- In February 2006, the Financial Accounting Standards Board ("FASB") issued Statement No. 155 "Accounting for Certain Hybrid Financial Instruments" ("SFAS No. 155"). Subsequently, SFAS No. 155 was modified. Under current generally accepted accounting principles, an entity that holds a financial instrument with an embedded derivative, subject to certain scope exceptions, must bifurcate the financial instrument, resulting in the host and the embedded derivative being accounted for separately. SFAS No. 155 permits, but does not require, entities to account for financial instruments with an embedded derivative at fair value thus negating the need to bifurcate the instrument between its host and the embedded derivative. SFAS No. 155 is effective as of the beginning of the first annual reporting period that begins after September 15, 2006. We adopted SFAS No. 155 on January 1, 2007. The adoption of SFAS No. 155 did not have a material effect on our financial condition or results of operations.
- In July 2006, the FASB released Interpretation No. 48, "Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in accordance with SFAS No. 109, "Accounting for Income Taxes." FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48, which is effective for fiscal years beginning after December 15, 2006, also provides guidance on derecognition, classification, interest and penalties, accounting for interim periods, disclosure and transition. We adopted FIN 48 on January 1, 2007. The adoption of FIN 48 did not have a material effect on our financial condition or results of operations. See Note 10 of the Consolidated Financial Statements for additional information regarding the adoption of FIN 48.

NEW ACCOUNTING PRONOUNCEMENTS

- In September 2006, the FASB issued Statement No. 157, "Fair Value Measurements" ("SFAS No. 157"), which clarifies that the term "fair value" is intended to represent a market-based measure, not an entity-specific measure, and gives the highest priority to quoted prices in active markets (Level 1 inputs) in determining fair value. SFAS No. 157 requires disclosures about (1) the extent to which companies measure assets and liabilities at fair value, (2) the methods and assumptions used to measure fair value, and (3) the effect of fair value measurements on earnings. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. We are currently in the process of evaluating the impact of SFAS No. 157; however, we anticipate that SFAS No. 157 will primarily impact the fair value measurement and disclosures of our investments in equity securities and fixed maturities available for sale. Our initial assessment is as follows:
  - The fair value of our investments in government securities and equity securities is primarily measured using a market based valuation methodology primarily using quoted market prices in active markets (Level 1 inputs per SFAS 157).

- The fair value of our investments in the remainder of our fixed maturities available for sale is primarily measured using a market based valuation methodology using primarily vendor pricing (Level 2 inputs per SFAS No. 157).

We do not currently anticipate that the adoption of SFAS No. 157 will have a material effect on our financial position or the results of our operations.

- In February 2007, the FASB issued Statement No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities," ("SFAS No. 159") which permits all entities the option to elect, at specified election dates, to measure eligible financial instruments at fair value. An entity must report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date, and recognize upfront costs and fees related to those items in earnings as incurred and not deferred. SFAS No. 159 applies to fiscal years beginning after November 15, 2007, with early adoption permitted for an entity that has also elected to apply the provisions of SFAS No. 157. An entity is prohibited from retrospectively applying SFAS No. 159, unless it chooses early adoption. SFAS No. 159 also applies to eligible items existing as of November 15, 2007 (or early adoption date). We are currently in the process of evaluating the impact of SFAS No. 159; however we do not currently anticipate electing the fair value option for any of our eligible financial instruments.

- In December 2007, the FASB issued Statement No. 141R, "Business Combinations" ("SFAS No. 141R"), which revises the accounting for business combination transactions previously accounted for under SFAS No. 141, "Business Combinations" ("SFAS No. 141"), and broadens the scope of transactions which should be accounted for under this standard. SFAS No. 141R retains the fundamental requirements of SFAS No. 141 in that the acquisition method of accounting is still used, and an acquirer must be identified in all business combinations. SFAS No. 141R applies prospectively to business combinations which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. An entity is prohibited from applying SFAS No. 141R prior to that date. We are currently in the process of evaluating the impact of SFAS No. 141R.

- In December 2007, the FASB issued Statement No. 160, "Noncontrolling Interests in Consolidated Financial Statements. - an amendment of ARB No. 51" ("SFAS No. 160"), which establishes accounting and reporting standards for the non-controlling interests in a subsidiary and for the deconsolidation of a subsidiary. SFAS No. 160 requires that the ownership interests and the net income of the non-controlling interest be equally identified from that of the parent on the face of the financial statements. SFAS No. 160 also provides consistent accounting principles for changes in a parent controlling ownership interest in a subsidiary, and that any retained non-controlling financial interests in a deconsolidated subsidiary be measured at fair value. SFAS No. 160 applies to fiscal years beginning on or after December 15, 2008, and is applied prospectively, except for presentation and disclosure requirements, which are applied retrospectively for all periods presented. We are currently in the process of evaluating the impact of SFAS No. 160.

Consolidated Balance Sheets

(In thousands, except share data)	As of December 31, 2007	2006
ASSETS		
Investments:		
Fixed Maturities Available for Sale at Market		
(Amortized Cost $2,639,471 and $2,136,231)	**$ 2,659,197**	$ 2,129,609
Equity Securities at Market (Cost $322,877 and $259,184)	**356,026**	304,033
Total Investments	**3,015,223**	2,433,642
Cash and Cash Equivalents	**106,342**	108,671
Accrued Investment Income	**24,964**	20,083
Premiums Receivable	**378,217**	346,836
Prepaid Reinsurance Premiums and Reinsurance Receivables	**280,110**	272,798
Deferred Income Taxes	**42,855**	26,657
Deferred Acquisition Costs	**184,446**	158,805
Property and Equipment, Net	**26,330**	26,999
Other Assets	**41,451**	44,046
Total Assets	**$ 4,099,938**	$ 3,438,537
LIABILITIES AND SHAREHOLDERS' EQUITY		
Policy Liabilities and Accruals:		
Unpaid Loss and Loss Adjustment Expenses	**$ 1,431,933**	$ 1,283,238
Unearned Premiums	**847,485**	759,358
Total Policy Liabilities and Accruals	**2,279,418**	2,042,596
Premiums Payable	**97,674**	66,827
Other Liabilities	**175,373**	161,847
Total Liabilities	**2,552,465**	2,271,270
Commitments and Contingencies		
Shareholders' Equity:		
Preferred Stock, $.01 Par Value, 10,000,000 Shares Authorized, None Issued and Outstanding	**—**	—
Common Stock, No Par Value, 100,000,000 Shares Authorized, 72,087,287 and 70,848,482		
Shares Issued and Outstanding	**423,379**	376,986
Notes Receivable from Shareholders	**(19,595)**	(17,074)
Accumulated Other Comprehensive Income	**34,369**	24,848
Retained Earnings	**1,109,320**	782,507
Total Shareholders' Equity	**1,547,473**	1,167,267
Total Liabilities and Shareholders' Equity	**$ 4,099,938**	$ 3,438,537

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Operations and Comprehensive Income

(In thousands, except share and per share data)	For the Years Ended December 31, 2007	2006	2005
REVENUE:			
Net Earned Premiums	$ 1,379,243	$ 1,169,302	$ 976,647
Net Investment Income	117,224	91,699	63,709
Net Realized Investment Gain (Loss)	29,566	(9,861)	9,609
Other Income	3,561	2,630	1,464
Total Revenue	1,529,594	1,253,770	1,051,429
LOSSES AND EXPENSES:			
Loss and Loss Adjustment Expenses	678,759	497,288	711,706
Net Reinsurance Recoveries	(59,806)	(29,076)	(207,700)
Net Loss and Loss Adjustment Expenses	618,953	468,212	504,006
Acquisition Costs and Other Underwriting Expenses	413,103	338,267	263,759
Other Operating Expenses	12,241	12,637	17,124
Goodwill Impairment Loss	—	—	25,724
Total Losses and Expenses	1,044,297	819,116	810,613
Income Before Income Taxes	485,297	434,654	240,816
INCOME TAX EXPENSE (BENEFIT):			
Current	179,808	155,404	89,510
Deferred	(21,324)	(9,599)	(5,382)
Total Income Tax Expense	158,484	145,805	84,128
Net Income	$ 326,813	$ 288,849	$ 156,688
OTHER COMPREHENSIVE INCOME (LOSS), NET OF TAX:			
Holding Gain (Loss) Arising during Year	$ 28,739	$ 21,140	$ (16,252)
Reclassification Adjustment	(19,218)	6,410	(6,246)
Other Comprehensive Income (Loss)	9,521	27,550	(22,498)
Comprehensive Income	$ 336,334	$ 316,399	$ 134,190
PER AVERAGE SHARE DATA:			
Net Income – Basic	$ 4.64	$ 4.14	$ 2.29
Net Income – Diluted	$ 4.40	$ 3.93	$ 2.14
Weighted-Average Common Shares Outstanding	70,381,631	69,795,947	68,551,572
Weighted-Average Share Equivalents Outstanding	3,845,044	3,674,121	4,533,807
Weighted-Average Shares and Share Equivalents Outstanding	74,226,675	73,470,068	73,085,379

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Changes In Shareholders' Equity

(In thousands, except share data)	For the Years Ended December 31, 2007	2006	2005
COMMON SHARES:			
Balance at Beginning of Year	**70,848,482**	69,266,016	66,821,751
Issuance of Shares Pursuant to Stock Purchase Plans, net	**491,416**	613,320	1,589,406
Issuance of Shares Pursuant to Stock based Compensation Plans	**747,389**	969,146	854,859
Balance at End of Year	72,087,287	70,848,482	69,266,016
COMMON STOCK:			
Balance at Beginning of Year	**$ 376,986**	$ 332,757	$ 292,856
Issuance of Shares Pursuant to Stock Purchase Plans	**16,448**	19,521	27,817
Effects of Issuance of Shares Pursuant to Stock based Compensation Plans	**29,155**	24,301	11,939
Other	**790**	407	145
Balance at End of Year	423,379	376,986	332,757
NOTES RECEIVABLE FROM SHAREHOLDERS:			
Balance at Beginning of Year	**(17,074)**	(7,217)	(5,465)
Notes Receivable Issued Pursuant to Employee Stock Purchase Plans	**(8,466)**	(12,391)	(4,095)
Collection of Notes Receivable	**5,945**	2,534	2,343
Balance at End of Year	(19,595)	(17,074)	(7,217)
ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS), NET OF DEFERRED INCOME TAXES:			
Balance at Beginning of Year	**24,848**	(2,702)	19,796
Other Comprehensive Income (Loss), Net of Taxes	**9,521**	27,550	(22,498)
Balance at End of Year	34,369	24,848	(2,702)
RETAINED EARNINGS:			
Balance at Beginning of Year	**782,507**	493,658	336,970
Net Income	**326,813**	288,849	156,688
Balance at End of Year	1,109,320	782,507	493,658
Total Shareholders' Equity	$ 1,547,473	$ 1,167,267	$ 816,496

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Cash Flows

(In thousands)	For the Years Ended December 31, 2007	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net Income	$ 326,813	$ 288,849	$ 156,688
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:			
Net Realized Investment (Gain) Loss	(29,566)	9,861	(9,609)
Amortization of Investment Premiums, Net of Discount	6,131	8,773	11,707
Amortization of Intangible Assets	2,948	802	—
Depreciation	8,105	7,159	4,798
Deferred Income Tax Benefit	(21,324)	(9,599)	(5,382)
Change in Premiums Receivable	(31,381)	(60,058)	(57,276)
Change in Prepaid Reinsurance Premiums and Reinsurance Receivables, Net of Funds Held Payable to Reinsurer	(7,312)	84,229	(58,296)
Change in Accrued Investment Income	(4,881)	(1,988)	(4,620)
Change in Deferred Acquisition Costs	(25,641)	(29,319)	(37,839)
Goodwill Impairment Loss	—	—	25,724
Change in Income Taxes Payable	1,432	8,555	13,202
Change in Other Assets	10,963	3,105	(909)
Change in Unpaid Loss and Loss Adjustment Expenses	148,695	37,475	249,096
Change in Unearned Premiums	88,127	127,890	99,619
Change in Other Liabilities	50,933	27,231	36,338
Fair Value of Stock Based Compensation	16,001	12,511	551
Tax Benefit from Issuance of Shares Pursuant to Stock Based Compensation Plans	—	—	6,952
Excess Tax Benefit from Issuance of Shares Pursuant to Stock Based Compensation Plans	(5,925)	(8,646)	—
Net Cash Provided by Operating Activities	534,118	506,830	430,744
CASH FLOWS FROM INVESTING ACTIVITIES:			
Proceeds from Sales of Investments in Fixed Maturities	203,409	320,878	185,576
Proceeds from Maturity of Investments in Fixed Maturities	257,562	274,722	200,615
Proceeds from Sales of Investments in Equity Securities	237,176	93,587	160,158
Cost of Fixed Maturities Acquired	(969,946)	(972,532)	(883,560)
Cost of Equity Securities Acquired	(270,964)	(196,096)	(201,333)
Settlement of Cash Flow Hedge	—	—	(3,148)
Purchase of Property and Equipment, Net	(7,436)	(10,272)	(7,403)
Purchase of Intangibles	(12,726)	(3,162)	—
Net Cash Used for Investing Activities	(562,925)	(492,875)	(549,095)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from Loans Payable	—	—	11,381
Repayments on Loans Payable	—	—	(44,787)
Proceeds from Exercise of Employee Stock Options	6,621	6,697	4,582
Proceeds from Collection of Shareholder Notes Receivable	5,951	2,534	2,343
Proceeds from Shares Issued Pursuant to Stock Purchase Plans	7,981	7,130	23,721
Excess Tax Benefit from Issuance of Shares Pursuant to Stock Based Compensation Plans	5,925	8,646	—
Cost of Shares Withheld to Satisfy Minimum Required Tax Withholding Obligation Arising Upon Exchange of Options	—	(4,676)	—
Net Cash Provided (Used) by Financing Activities	26,478	20,331	(2,760)
Net Increase (Decrease) in Cash and Cash Equivalents	(2,329)	34,286	(121,111)
Cash and Cash Equivalents at Beginning of Year	108,671	74,385	195,496
Cash and Cash Equivalents at End of Year	$ 106,342	$ 108,671	$ 74,385
Cash Paid During the Year for:			
Income Taxes	$ 177,073	$ 146,899	$ 73,903
Interest	—	—	165
Non-Cash Transactions:			
Issuance of Shares Pursuant to Employee Stock Purchase Plans in Exchange for Notes Receivable	$ 8,466	$ 12,391	$ 4,095

The accompanying notes are an integral part of the consolidated financial statements.

1. GENERAL INFORMATION AND SIGNIFICANT ACCOUNTING POLICIES

Philadelphia Consolidated Holding Corp. ("Philadelphia Insurance"), and its subsidiaries (collectively the "Company") doing business as Philadelphia Insurance Companies, include:

- Four property and casualty insurance companies, Philadelphia Indemnity Insurance Company ("PIIC") and Philadelphia Insurance Company ("PIC"), which are domiciled in Pennsylvania; and Liberty American Select Insurance Company ("LASIC") and Liberty American Insurance Company ("LAIC"), which are domiciled in Florida (collectively the "Insurance Subsidiaries");
- An underwriting manager, Maguire Insurance Agency, Inc.;
- A managing general agency, Liberty American Insurance Services, Inc.;
- A premium finance company, Liberty American Premium Finance Company; and
- An investment subsidiary, PCHC Investment Corp.

The Company designs, markets, and underwrites specialty commercial and personal property and casualty insurance products for select target industries or niches including, among others, nonprofit and religious organizations; sports and recreation centers; the rental car, automobile leasing and the antique and collector car industries; special property for large commercial accounts; select classes of professional liability; and casualty insurance products for the homeowners and manufactured housing markets. All marketing, underwriting, claims management, investment, and general administration is provided by the underwriting manager and managing general agency.

Principles of Consolidation and Basis of Presentation

The consolidated financial statements include the accounts of the Company prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP"). All significant intercompany balances and transactions have been eliminated in consolidation. The preparation of financial statements requires making estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(a) Investments

Fixed maturity investments, classified as Available for Sale, are carried at market value with the change in unrealized appreciation (depreciation) credited or charged directly to shareholders' equity, net of applicable deferred income taxes. Income on fixed maturities is recognized on the accrual basis.

The carrying amount for the Company's investments approximates their estimated fair value. The Company's external fixed income investment manager provides pricing of the Company's investments based on a pricing methodology approved by the investment manager's pricing committee. Pricing is primarily obtained from market vendors based on a pre-established provider list.

For non-investment grade structured securities for which a vendor price is not available, broker pricing is obtained from either the lead manager of the issue or from the broker used at the time the security was purchased. Material assumptions and factors considered by the independent vendors and brokers in pricing these securities may include: cash flows, collateral performance including delinquencies, default, and recoveries and any market clearing activity and/or liquidity circumstances in the security or other benchmark securities that may have occurred since the prior month-end pricing period.

For mortgage and asset-backed securities ("structured securities") of high credit quality, changes in expected cash flows are recognized using the retrospective method. Under the retrospective method, the effective yield on a security is recalculated each period based upon future expected and past actual cash flows. The security's book value is restated based upon the most recently calculated effective yield, assuming such yield had been in effect from the security's purchase date. The retrospective method results in an increase or decrease to investment income (amortization of premium or discount) at the time of each recalculation. Future expected cash flows consider various prepayment assumptions, as well as current market conditions. These assumptions include, but are not limited to, prepayment rates, default rates, and loss severities.

For structured securities where the possibility of credit loss is other than remote, changes in expected cash flows are recognized on the prospective method over the remaining life of the security. Under the prospective method, revisions to cash flows are reflected in a higher or lower effective yield in future periods and there are no adjustments to the security's book value. Various assumptions are used to estimate projected cash flows and projected book yields based upon the most recent month end market prices. These assumptions include, but are not limited to, prepayment rates, default rates, and loss severities.

Cash flow assumptions for structured securities are obtained from a primary market provider of such information. These assumptions represent a market based best estimate of the amount and timing of estimated principal and interest cash flows based on current information and events. Prepayment assumptions for asset/mortgage backed securities consider a number of factors in estimating the prepayment activity, including seasonality (the time of year), refinancing incentive (current level of interest rates), economic activity (including housing turnover) and burnout/seasoning (the term and age of the underlying collateral).

Our total investments include $1.0 million and $3.3 million in securities as of December 31, 2007 and 2006, respectively, for which there is no readily available independent market price.

The decision to purchase or sell investments is based on management's assessment of various factors such as foreseeable economic conditions, including current interest rates and the interest rate risk, and the liquidity and capital positions of the Company.

Investments in fixed maturities are adjusted for amortization of premiums and accretion of discounts to maturity date, except for asset backed, mortgage pass-through and collateralized mortgage obligation securities which are adjusted for amortization of premiums and accretion of discounts over their estimated lives. Certain asset backed, mortgage pass-through and collateralized mortgage obligation security repayment patterns will change based on interest rate movements and, accordingly, could impact future investment income if the reinvestment of the repayment amounts are at lower interest rates than the underlying securities. Asset backed, mortgage pass-through and collateralized mortgage obligation securities, on a cost basis, amounted to $199.3 million, $604.3 million and $329.5 million, respectively, as of December 31, 2007, and $202.1 million, $425.5 million and $293.1 million, respectively, as of December 31, 2006.

Equity securities are carried at market value with the change in unrealized appreciation (depreciation) credited or charged directly to shareholders' equity, net of applicable deferred income taxes.

Realized investment gains and losses are calculated on the specific identification basis and recorded as income when the securities are sold.

The Company regularly performs impairment reviews with respect to its investments. For investments other than interests in securitized assets, these reviews include identifying any security whose fair value is below its cost and an analysis of securities meeting predetermined impairment thresholds to determine whether such decline is other than temporary. If the Company does not intend to hold a security to maturity or determines a decline in value to be other than temporary, the cost basis of the security is written down to its fair value with the amount of the write down included in earnings as a realized investment loss in the period the impairment arose. This evaluation resulted in non-cash realized investment losses of $7.9 million, $8.8 million and $2.2 million for the years ended December 31, 2007, 2006 and 2005, respectively. The Company's impairment review also includes an impairment evaluation for interests in securitized assets conducted in accordance with the guidance provided by the Emerging Issues Task Force of the Financial Accounting Standards Board. This evaluation resulted in no non-cash realized investment losses for the years ended December 31, 2007, 2006 or 2005.

(b) Cash Equivalents

Cash equivalents, consisting of fixed maturity investments with maturities of three months or less when purchased and money market funds, are stated at market value.

(c) Deferred Acquisition Costs

Policy acquisition costs, which include commissions (net of ceding commissions), premium taxes, fees, and certain other costs of underwriting policies, are deferred and amortized over the same period in which the related premiums are earned. Deferred acquisition costs are limited to the estimated amounts recoverable from future income, including anticipated investment income, after providing for losses and expenses included in future income that are expected to be incurred, based upon historical and current experience. If such costs are estimated to be unrecoverable, they are expensed.

(d) Property and Equipment

Property and equipment are recorded at cost and depreciated using the straight-line method over the estimated useful lives of the respective assets. Costs incurred in developing information systems technology are capitalized and included in property and equipment. These costs are amortized over their useful lives from the dates the systems technology becomes operational. Upon disposal of assets, the cost and related accumulated depreciation are removed from the accounts, and the resulting gain or loss is reflected in earnings. The carrying value of property and equipment is reviewed for recoverability including an evaluation of the estimated useful lives of such assets.

(e) Other Intangible Assets

Other intangible assets are carried in the Consolidated Balance Sheet as a component of Other Assets. Other intangible assets consist of rights with respect to the renewals of insurance policies and a trade name which were purchased during 2007 and 2006. As of December 31, 2007, total gross intangible assets amounted to $27.0 million, and accumulated amortization amounted to $3.2 million. As of December 31, 2006, total gross intangible assets amounted to $15.3 million, and accumulated amortization amounted to $0.8 million. Renewal rights are being amortized over a period of 10-12 years, and the trade name is being amortized over a period of 3 years. The aggregate amortization expense of other intangible assets was $2.4 million and $0.8 million for the years ended December 31, 2007 and 2006, respectively. The Company anticipates that the aggregate amortization expense of other intangible assets will be approximately $2.2 million per year for each of the next five succeeding years. This amount is subject to change based upon the reviews of recoverability and useful lives performed at least annually.

(f) Liability for Unpaid Loss and Loss Adjustment Expenses

The liability for unpaid loss and loss adjustment expenses reflects the Company's best estimate for future amounts needed to pay losses and related settlement expenses with respect to insured events. The process of establishing the ultimate claims liability is a complex imprecise process, requiring the use of informed estimates and judgments using data currently available. The liability includes an amount determined on the basis of claim adjusters' evaluations with respect to insured events that have occurred and an amount for losses incurred that have not been reported to the Company. In some cases significant periods of time, up to several years or more, may elapse between the occurrence of an insured loss and the reporting of such to the Company. Estimates for unpaid loss and loss adjustment expenses are based upon management's assessment of known facts and circumstances, review of past loss experience and settlement patterns and consideration of other internal and external factors. These factors include, but are not limited to, the Company's growth; changes in the Company's operations; and legal, social, and economic developments. These estimates are reviewed regularly and any resulting adjustments are made in the accounting period in which the adjustment arose. If the Company's ultimate losses, net of reinsurance, prove to differ substantially from the amounts recorded at December 31, 2007, the related adjustments could have a material adverse impact on the Company's financial condition and results of operations.

(g) Premiums

Premiums are earned on a pro-rata basis over the terms of the policies. Premiums applicable to the unexpired terms of the policies in-force are reported as unearned premiums. The Company records an allowance for doubtful accounts for premiums receivable balances estimated to be uncollectible. As of December 31, 2007 and 2006, the allowance for doubtful accounts amounted to $0.5 million and $0.3 million, respectively.

(h) Reinsurance Ceded

In the normal course of business, the Company seeks to reduce the loss that may arise from events that cause unfavorable underwriting results by reinsuring certain levels of risk in various areas of exposure with reinsurers. Amounts recoverable from reinsurers are estimated in a manner consistent with the reinsured policy. Amounts for reinsurance assets and liabilities are reported gross.

Certain of the Company's reinsurance contracts have reinstatement or additional premium provisions under which the Company must pay reinstatement or additional reinsurance premiums to reinstate coverage provisions upon utilization of initial reinsurance coverage. The Company accrues reinstatement and additional premiums based on ultimate loss estimates. During the years ended December 31, 2007 and 2006, the

Company accrued $5.0 million and $5.3 million, respectively, of additional reinsurance premium under its casualty excess of loss reinsurance treaties as a result of changes in ultimate loss estimates.

(i) Assessments

The Insurance Subsidiaries are subject to state guaranty fund assessments, which provide for the payment of covered claims or other insurance obligations from insurance company insolvencies, and other assessments from state insurance facilities. Each state has enacted legislation establishing guaranty funds and other insurance activity related assessments resulting in a variety of assessment methodologies. Expense for guaranty fund and other state insurance facility assessments are recognized when it is probable that an assessment will be imposed, the obligatory event has occurred, and the amount of the assessment is reasonably estimatable. Any related policyholder surcharge receivable is accrued as the related premium is written.

(j) Stock Based Compensation Plans

Effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123 (revised 2004), "Share Based Payment" ("SFAS 123(R)") using the modified prospective transition method, which requires the measurement and recognition of compensation expense for all share-based payment awards made to the Company's employees and directors including stock options, stock settled appreciation rights ("SARS"), restricted stock and employee and director stock purchases related to the Employee Stock Purchase Plan, the Nonqualified Employee Stock Purchase Plan and the Directors Stock Purchase Plan based on fair values. The Company's financial statements as of and for the years ended December 31, 2007 and 2006 reflect the impact of SFAS 123(R). In accordance with the modified prospective transition method, the Company's financial statements for prior periods have not been restated to reflect, and do not include, the impact of SFAS 123(R). Share-based compensation expense recognized is based on the value of the portion of share-based payment awards that is ultimately expected to vest.

The Company's policy with respect to issuance of shares pursuant to its stock based compensation plan is to first utilize any available treasury shares, and then issue new shares as needed.

(k) Liability for Preferred Agent Profit Sharing

The Company's preferred agents are eligible to receive profit sharing based upon achieving minimum premium production thresholds and profitability results for their business placed during a particular contract year with the Company. The ultimate amount of profit sharing may not be known until the final contractual loss evaluation of the profit sharing is completed 6.5 years after the contract year business has been written. The Company estimates the liability for this profit sharing based upon the contractual provisions of the profit sharing agreement and the Company's actual historical profit sharing payout. As of December 31, 2007, the Company accrued a profit sharing liability of $33.7 million, of which $32.2 million relates to business written for contract years commencing January 1, 2004 and subsequent. As of December 31, 2006, the Company accrued a profit sharing liability of $21.9 million, of which $20.6 million relates to business written for contract years commencing January 1, 2003 and subsequent.

(l) Income Taxes

The Company files a consolidated federal income tax return. Deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory tax rates applicable to the differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The effect on deferred taxes for a change in tax rates is recognized in income in the period that includes the enactment date.

(m) Earnings Per Share

Basic earnings per share has been calculated by dividing net income by the weighted-average common shares outstanding. Diluted earnings per share has been calculated by dividing net income by the weighted-average common shares outstanding and the weighted-average share equivalents outstanding.

(n) Comprehensive Income

Components of comprehensive income, as detailed in the Consolidated Statements of Operations and Comprehensive Income, are net of tax. The related tax effect of Holding Gains (Losses) arising during the year was $15.5 million, $11.4 million and $(8.8) million in 2007, 2006 and 2005, respectively. The related tax effect of Reclassification Adjustments was $(10.3) million, $3.5 million and $(3.4) million in 2007, 2006 and 2005, respectively.

(o) Recently Adopted Accounting Pronouncements

- In February 2006, the Financial Accounting Standards Board ("FASB") issued Statement No. 155 "Accounting for Certain Hybrid Financial Instruments" ("SFAS No. 155"). Subsequently, SFAS No. 155 was modified. Under current generally accepted accounting principles, an entity that holds a financial instrument with an embedded derivative, subject to certain scope exceptions, must bifurcate the financial instrument, resulting in the host and the embedded derivative being accounted for separately. SFAS No. 155 permits, but does not require, entities to account for financial instruments with an embedded derivative at fair value thus negating the need to bifurcate the instrument between its host and the embedded derivative. SFAS No. 155 is effective as of the beginning of the first annual reporting period that begins after September 15, 2006. The Company adopted SFAS No. 155 on January 1, 2007. The adoption of SFAS No. 155 did not have a material effect on the financial condition or results of operations of the Company.
- In July 2006, the FASB released Interpretation No. 48, "Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in accordance with SFAS No. 109, "Accounting for Income Taxes." FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48, which is effective for fiscal years beginning after December 15, 2006, also provides guidance on derecognition, classification, interest and penalties, accounting for interim periods, disclosure and transition. The Company adopted FIN 48 on January 1, 2007. The adoption of FIN 48 did not have a material effect on the financial condition or results of operations of the Company. See Note 10 of the Consolidated Financial Statements for additional information regarding the adoption of FIN 48.

(p) New Accounting Pronouncements

- In September 2006, the FASB issued Statement No. 157, "Fair Value Measurements" ("SFAS No. 157"), which clarifies that the term "fair value" is intended to represent a market-based measure, not an entity-specific measure, and gives the highest priority to quoted prices in active markets (Level 1 inputs) in determining fair value. SFAS No. 157 requires disclosures about (1) the extent to which companies measure assets and liabilities at fair value, (2) the methods and assumptions used to measure fair value, and (3) the effect of fair value measurements on earnings. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. The Company is currently in the process of evaluating the impact of SFAS No. 157; however, it anticipates that SFAS No. 157 will primarily impact the fair value measurement and disclosures of its investments in equity securities and fixed maturities available for sale. The Company's initial assessment is as follows:

- The fair value of its investments in government securities and equity securities is primarily measured using a market based valuation methodology primarily using quoted market prices in active markets (Level 1 inputs per SFAS 157).
- The fair value of its investments in the remainder of its fixed maturities available for sale is primarily measured using a market based valuation methodology using primarily matrix pricing (Level 2 inputs per SFAS No. 157) and in certain cases, valuation models using its own inputs (Level 3 inputs per SFAS 157).

The Company does not currently anticipate that the adoption of SFAS No. 157 will have a material effect on its financial position or the results of its operations.

- In February 2007, the FASB issued Statement No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities," ("SFAS No. 159") which permits all entities the option to elect, at specified election dates, to measure eligible financial instruments at fair value. An entity must report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date, and recognize upfront costs and fees related to those items in earnings as incurred and not deferred. SFAS No. 159 applies to fiscal years beginning after November 15, 2007, with early adoption permitted for an entity that has also elected to apply the provisions of SFAS No. 157. An entity is prohibited from retrospectively applying SFAS No. 159, unless it chooses early adoption. SFAS No. 159 also applies to eligible items existing as of November 15, 2007 (or early adoption date). The Company is currently in the process of evaluating the impact of SFAS No. 159; however it does not currently anticipate electing the fair value option for any of its eligible financial instruments.
- In December 2007, the FASB issued Statement No. 141R, "Business Combinations" ("SFAS No. 141R"), which revises the accounting for business combination transactions previously accounted for under SFAS No. 141, "Business Combinations" ("SFAS No. 141"), and broadens the scope of transactions which should be accounted for under this standard. SFAS No. 141R retains the fundamental requirements of SFAS No. 141 in that the acquisition method of accounting is still used, and an acquirer must be identified in all business combinations. SFAS No. 141R applies prospectively to business combinations which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. An entity is prohibited from applying SFAS No. 141R prior to that date. The Company is currently in the process of evaluating the impact of SFAS No. 141R.
- In December 2007, the FASB issued Statement No. 160, "Noncontrolling Interests in Consolidated Financial Statements. - an amendment of ARB No. 51" ("SFAS No. 160"), which establishes accounting and reporting standards for the non-controlling interests in a subsidiary and for the deconsolidation of a subsidiary. SFAS No. 160 requires that the ownership interests and the net income of the non-controlling interest be equally identified from that of the parent on the face of the financial statements. SFAS No. 160 also provides consistent accounting principles for changes in a parent controlling ownership interest in a subsidiary, and that any retained non-controlling financial interests in a deconsolidated subsidiary be measured at fair value. SFAS No. 160 applies to fiscal years beginning on or after December 15, 2008, and is applied prospectively, except for presentation and disclosure requirements, which are applied retrospectively for all periods presented. The Company is currently in the process of evaluating the impact of SFAS No. 160.

2. STATUTORY INFORMATION

Accounting Principles: GAAP differs in certain respects from Statutory Accounting Principles ("SAP") prescribed or permitted by the Insurance Department of the Commonwealth of Pennsylvania and/or the State of Florida. The principal differences between SAP and GAAP are as follows:

- Under SAP, investments in debt securities are carried at amortized cost, while under GAAP, investments in debt securities classified as Available for Sale are carried at fair value.
- Under SAP, policy acquisition costs, such as commissions, premium taxes, fees, and other costs of underwriting policies are charged to current operations as incurred, while under GAAP, such costs are deferred and amortized on a pro-rata basis over the same period in which the related premiums are earned.
- Under SAP, certain assets, designated as "Non-admitted Assets" (such as prepaid expenses) are charged against surplus.
- Under SAP, net deferred income tax assets are admitted following the application of certain criteria, with the resulting admitted deferred tax amount being credited directly to policyholder surplus.
- Under SAP, premiums receivable are considered non-admitted if determined to be uncollected based upon aging criteria as defined in SAP.
- Under SAP, the costs and related policyholder surcharge receivables for guaranty funds and other assessments are recorded based on management's estimate of the ultimate liability and related ultimate policyholder surcharge receivable, while under GAAP, such costs are accrued when the liability is probable and reasonably estimatable, and the related policyholder surcharge receivable is accrued as the related premium is written.
- Under SAP, unpaid losses and loss adjustment expenses and unearned premiums are reported net of the effects of reinsurance transactions, under GAAP, unpaid loss and loss adjustment expenses and unearned premiums are reported gross of reinsurance.

Financial Information: The combined statutory capital and surplus of the Insurance Subsidiaries as of December 31, 2007 and 2006 was $1,298.8 million and $1,007.5 million, respectively. Combined statutory net income for the years ended December 31, 2007, 2006 and 2005 was $299.2 million, $270.9 million and $155.5 million, respectively. The Company made no capital contributions to the Insurance Subsidiaries during the years ended December 31, 2007 or 2006.

Dividend Restrictions: The Insurance Subsidiaries are subject to various regulatory restrictions which limit the maximum amount of annual shareholder dividends permitted to be paid. The maximum dividends which the Insurance Subsidiaries are permitted to pay to Philadelphia Insurance during 2008 without prior approval is $299.2 million. During 2007, PCHC received $3.5 million in dividend payments from its Insurance Subsidiaries. During 2006, PCHC received no dividend payments from its Insurance Subsidiaries.

Risk-Based Capital: Risk-based capital is a method developed by the National Association of Insurance Commissioners ("NAIC") designed to measure the acceptable amount of capital and surplus an insurer should have based on the inherent specific risks of each insurer. The adequacy of a company's actual capital and surplus is evaluated by a comparison to the risk-based capital results. Insurers failing to meet minimum risk-based capital requirements may be subject to scrutiny by the insurer's domiciliary insurance department and ultimately rehabilitation or liquidation. As of December 31, 2007, the Company's Insurance Subsidiaries exceeded their minimum risk-based capital requirements as follows:

(Dollars in millions) Insurance Subsidiary	Minimum Risk-Based Capital Requirement	Actual Statutory Surplus
PIIC	$ 266.5	$ 1,169.0
PIC	$ 13.8	$ 79.0
LASIC	$ 1.5	$ 24.4
LAIC	$ 0.9	$ 26.3

3. INVESTMENTS

The Company invests primarily in investment grade fixed maturities, which possessed a weighted average quality of AAA as of December 31, 2007. In addition, 99.9% of the Insurance Subsidiaries' fixed maturity securities (cost basis) consisted of U.S. government securities or securities rated "1" ("highest quality") or "2" ("high quality") by the NAIC as of December 31, 2007. The cost, gross unrealized gains and losses and estimated market value of investments as of December 31, 2007 and 2006 are as follows:

(In thousands)	Cost[1]	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value[2]
December 31, 2007:				
FIXED MATURITIES:				
Available for Sale				
U.S. Treasury Securities and Obligations of				
U.S. Government Corporations and Agencies	**$ 15,867**	**$ 283**	**$ 21**	**$ 16,129**
Obligations of States and Political Subdivisions	**1,380,755**	**11,698**	**3,383**	**1,389,070**
Corporate and Bank Debt Securities	**109,784**	**1,478**	**603**	**110,659**
Asset Backed Securities	**199,313**	**1,557**	**219**	**200,651**
Mortgage Pass-Through Securities	**604,261**	**8,623**	**1,859**	**611,025**
Collateralized Mortgage Obligations	**329,491**	**3,133**	**961**	**331,663**
Total Fixed Maturities Available for Sale	**2,639,471**	**26,772**	**7,046**	**2,659,197**
Equity Securities	**322,877**	**55,308**	**22,159**	**356,026**
Total Investments	**$ 2,962,348**	**$ 82,080**	**$ 29,205**	**$ 3,015,223**
December 31, 2006:				
FIXED MATURITIES:				
Available for Sale				
U.S. Treasury Securities and Obligations of				
U.S. Government Corporations and Agencies	$ 20,156	$ 13	$ 245	$ 19,924
Obligations of States and Political Subdivisions	1,050,279	7,685	5,851	1,052,113
Corporate and Bank Debt Securities	145,114	474	2,693	142,895
Asset Backed Securities	202,102	1,111	567	202,646
Mortgage Pass-Through Securities	425,518	1,214	5,947	420,785
Collateralized Mortgage Obligations	293,062	971	2,787	291,246
Total Fixed Maturities Available for Sale	2,136,231	11,468	18,090	2,129,609
Equity Securities	259,184	47,475	2,626	304,033
Total Investments	$ 2,395,415	$ 58,943	$ 20,716	$ 2,433,642

[1] Original cost of equity securities; original cost of fixed maturities adjusted for amortization of premiums and accretion of discounts. All amounts are shown net of impairment losses.

[2] Estimated market values are based on quoted market prices or quotes from third party broker-dealers.

The following table identifies the period of time securities with an unrealized loss as of December 31, 2007 have continuously been in an unrealized loss position. None of the amounts displayed in the table are due to non-investment grade fixed maturity securities. No issuer of securities or industry represents more than 3.8% and 19.9%, respectively, of the total estimated fair value, or 9.0% and 20.5%, respectively, of the total gross unrealized loss included in the table below. The industry concentration as a percentage of total estimated fair value represents investments in a geographically diversified pool of investment grade Municipal securities issued by states, political subdivisions, and public authorities under general obligation and/or special district/ purpose issuing authority. The industry concentration as a percentage of the total gross unrealized loss primarily represents investments in equity securities issued by companies in the Diversified Financial Services industry.

(In thousands) December 31, 2007:	Less Than 12 Months Fair Value	Less Than 12 Months Unrealized Losses	12 Months or More Fair Value	12 Months or More Unrealized Losses	Total Fair Value	Total Unrealized Losses
FIXED MATURITIES:						
AVAILABLE FOR SALE:						
U.S. Treasury Securities and Obligations of U.S. Government Corporations and Agencies	$ —	$ —	$ 5,670	$ 21	$ 5,670	$ 21
Obligations of States and Political Subdivisions	294,719	2,377	203,427	1,006	498,146	3,383
Corporate and Bank Debt Securities	7,835	33	58,709	570	66,544	603
Asset Backed Securities	50,574	138	13,989	81	64,563	219
Mortgage Pass-Through Securities	68,691	366	128,382	1,493	197,073	1,859
Collateralized Mortgage Obligations	30,731	236	65,252	725	95,983	961
Total Fixed Maturities Available for Sale	452,550	3,150	475,429	3,896	927,979	7,046
Equity Securities	118,095	22,159	—	—	118,095	22,159
Total Investments	$ 570,645	$ 25,309	$ 475,429	$ 3,896	$1,046,074	$ 29,205

The Company's impairment evaluation as of December 31, 2007 for fixed maturities available for sale excluding interests in securitized assets resulted in the following conclusions:

- U.S. Treasury Securities and Obligations of U.S. Government Agencies:

  The unrealized losses on the Company's Aaa/AAA rated investments in U.S. Treasury Securities and Obligations of U.S. Government Agencies are attributable to interest rate fluctuations since the date of purchase. Of the 30 investment positions held, approximately 26.7% were in an unrealized loss position. The contractual terms of the investments do not permit the issuer to settle the securities at a price less than the amortized cost of the investments. Therefore, it is expected that the securities would not be settled at a price less than the amortized cost of the investments.

- Obligations of States and Political Subdivisions:

  The unrealized losses on the Company's investments in long term tax exempt securities which have ratings of A1/A+ to Aaa/AAA are attributable to the spread widening. Of the 873 investment positions held, approximately 32.8% were in an unrealized loss position. The contractual terms of the investments do not permit the issuer to settle the securities at a price less than the amortized cost of the investments. Therefore, it is expected that the securities would not be settled at a price less than the amortized cost of the investments.

- Corporate and Bank Debt Securities:

  The unrealized losses on the Company's long term investments in Corporate bonds which have ratings from Baa3/BBB to Aaa/ AAA are attributable to the spread widening. Of the 73 investment positions held, approximately 79.5% were in an unrealized loss position. The contractual terms of the investments do not permit the issuer to settle the securities at a price less than the amortized cost of the investments. Therefore, it is expected that the securities would not be settled at a price less than the amortized cost of the investments.

The Company's impairment evaluation as of December 31, 2007 for interests in securitized assets resulted in the following conclusions:

- Asset Backed Securities:

  The unrealized losses on the Company's investments in Asset Backed Securities which have ratings from A2/A to Aaa/AAA are attributable to the spread widening. Of the 116 investment positions held, approximately 40.5% were in an unrealized loss position. The contractual terms of the investments do not permit the issuer to settle the security at a price less than the amortized cost of the investments. Therefore, it is expected that the securities would not be settled at a price less than the amortized cost of the investments.

- Mortgage Pass-Through Securities:

  The unrealized losses on the Company's investments in U.S. Government Agency Issued Mortgage Pass-Through Securities which have ratings of Aaa/AAA are attributable to the spread widening. Of the 150 investment positions held the average rating was Aaa/AAA and approximately 38.7% were in an unrealized loss position. The contractual terms of the investments do not permit the issuer to settle the security at a price less than the amortized cost of the investments. Therefore, it is expected that the securities would not be settled at a price less than the amortized cost of the investments.

- Collateralized Mortgage Obligations:

  The unrealized losses on the Company's investments in Collateralized Mortgage Obligations which have ratings of Aa2/AA+ to Aaa/AAA are attributable to the spread widening. Of the 172 investment positions held the average rating was

Aaa/AAA and approximately 41.3% were in an unrealized loss position. The contractual terms of the investments do not permit the issuer to settle the security at a price less than the amortized cost of the investments. Therefore, it is expected that the securities would not be settled at a price less than the amortized cost of the investments.

The Company's impairment evaluation as of December 31, 2007 for equity securities resulted in the conclusion that the Company does not consider the equity securities to be other than temporarily impaired. Of the 2,674 investment positions held, approximately 38.4% were in an unrealized loss position.

The fair value of the Company's structured securities investment portfolio (Asset Backed, Mortgage Pass-Through and Collateralized Mortgage Obligation securities) amounted to $1,143.3 million as of December 31, 2007. AAA rated securities represented approximately 99.8% of the December 31, 2007 structured securities portfolio. Approximately $947.7 million of the structured securities investment portfolio is backed by residential collateral, consisting of:

- $610.0 million of U.S. government agency backed Mortgage Pass-Through Securities;
- $233.8 million of U.S. government agency backed Collateralized Mortgage Obligations;
- $76.3 million of non-U.S. government agency Collateralized Mortgage Obligations backed by pools of prime loans (generally consists of loans made to the highest credit quality borrowers with Fair Isaac Corporation ("FICO") scores generally greater than 720);
- $21.6 million of structured securities backed by pools of ALT A loans (loans with low documentation and borrowers with FICO scores in the approximate range of 650 to the low 700's); and
- $6.0 million of structured securities backed by pools of sub-prime loans (loans with low documentation, higher combined loan-to-value ratios and borrowers with FICO scores capped at approximately 650).

The Company's $27.6 million ALT-A and sub-prime overall AAA rated loan portfolio is comprised of 22 securities with net unrealized losses of $0.0 million as of December 31, 2007. These securities have the following characteristics:

- first to pay or among the first cash flow tranches of their respective transactions:,
- have a weighted average life of 2.4 years;
- are spread across multiple vintages (origination year of underlying collateral pool); and
- have not experienced any ratings downgrades or surveillance issues as of December 31, 2007.

The Company's ALT-A and sub-prime loan portfolio has paid down to $27.6 million as of December 31, 2007 from $35.7 million as of September 30, 2007 and $42.0 million as of June 30, 2007.

As of December 31, 2007, the Company holds no investments in Collateralized Debt Obligations or Net Interest Margin securities.

Given a combination of recent events in the housing and mortgage finance sectors, and the issues surrounding the monoline financial guarantor the Company believes that fixed income and equity markets, in general, may experience more volatility than during recent historical reporting periods. As of December 31, 2007, the Company had no impairments or surveillance issues related to these market conditions. However, the Company expects that ongoing volatility in these sectors, in particular, and in spread related sectors, in general, may impact the prices of securities held in the Company's overall Aaa/AAA rated investment portfolio.

The Company's $1,389.1 million municipal bond overall AAA rated portfolio consists of $865.7 million of insured securities, or 62.3% of our total municipal bond portfolio. The weighted average underlying rating of the insured portion of our municipal bond portfolio is AA- and the weighted average underlying ratio of the uninsured portion of our municipal bond portfolio is AA+. The following table represents our insured bond portfolio by monoline insurer as of December 31, 2007:

Monoline Insurer	Market Value of Insured Municipal Bonds (In thousands)	Percentage of Municipal Bond Portfolio	Weighted Average Underlying Rating of Insured Municipal Bonds
Financial Security Assurance, Inc.	$ 285,933	20.6%	AA-
MBIA, Inc.	263,039	18.9	AA-
FGIC Corporation.	162,569	1.7	AA-
AMBAC Financial Group, Inc.	149,542	10.8	AA-
XL Capital, LTD.	4,658	0.3	AA-
Total	$ 865,741	62.3%	AA-

Each municipal bond is evaluated prior to purchase to ensure that the issuer and underlying revenue pledge/ collateral supporting the municipal bond is sufficient, ignoring the presence of the "financial guarantee" insurance. The Company considers the "financial guarantee" insurance to be "extra" protection. As of December 31, 2007, The Company had no impairments or surveillance issues related to these insured municipal bonds.

During 2007, the Company's gross loss on the sale of fixed maturity and equity securities amounted to $0.3 million and $5.0 million, respectively. The fair value of the fixed maturity and equity securities at the time of sale was $33.7 million and $39.6 million, respectively.

During 2006, the Company's gross loss on the sale of fixed maturity and equity securities amounted to $1.7 million and $7.0 million, respectively. The fair value of the fixed maturity and equity securities at the time of sale was $185.2 million and $40.5 million, respectively. During 2005, the Company's gross loss on the sale of fixed maturity and equity securities amounted to $0.9 million and $5.5 million, respectively. The fair value of the fixed maturity and equity securities at the time of sale was $63.6 million and $56.5 million, respectively.

The Company had no debt or equity investments in a single issuer in excess of 10% of Shareholders' Equity at December 31, 2007.

The cost and estimated market value of fixed maturity securities as of December 31, 2007, by remaining contractual maturity, are shown below. Expected maturities may differ from contractual maturities because certain borrowers have the right to call or prepay obligations with or without call or prepayment penalties.

(In thousands)	Amortized Cost[1]	Estimated Market Value[2]
Due in One Year or Less	$ 49,212	$ 49,138
Due After One Year Through Five Years	392,412	394,931
Due After Five Years through Ten Years	360,945	366,177
Due After Ten Years	703,837	705,611
Asset Backed, Mortgage Pass-Through and Collateralized Mortgage Obligation Securities	1,133,065	1,143,340
	$ 2,639,471	$ 2,659,197

[1] Original cost adjusted for amortization of premiums and accretion of discounts. All amounts are shown net of impairment losses.

[2] Estimated market values have been based on quoted market prices or quotes from third party broker-dealers.

The sources of net investment income for the years ended December 31, 2007, 2006 and 2005 are as follows (in thousands):

(In thousands)	2007	2006	2005
Fixed Maturities	$ 108,532	$ 82,833	$ 61,550
Equity Securities	5,408	4,381	2,585
Cash and Cash Equivalents	7,761	8,168	3,943
Total Investment Income	121,701	95,382	68,078
Funds Held Interest Credit	—	—	(1,486)
Investment Expense	(4,477)	(3,683)	(2,883)
Net Investment Income	$ 117,224	$ 91,699	$ 63,709

The investment portfolio had no non-income producing fixed maturity securities as of December 31, 2007.

Realized pre-tax investment gains (losses) for the years ended December 31, 2007, 2006 and 2005 are as follows:

(In thousands)	2007	2006	2005
Fixed Maturities			
Gross Realized Gains	$ 1,061	$ 243	$ 4,454
Gross Realized Losses	(902)	(6,316)	(931)
Net Fixed Maturities Gain (Loss)	159	(6,073)	3,523
Equity Securities			
Gross Realized Gains	41,785	7,348	17,040
Gross Realized Losses	(12,378)	(11,136)	(7,806)
Net Equity Securities Gain (Loss)	29,407	(3,788)	9,234
Cash Flow Hedge Realized Loss	—	—	(3,148)
Total Net Realized Investment Gain/(Loss)	$ 29,566	$ (9,861)	$ 9,609

4. RESTRICTED ASSETS

The Insurance Subsidiaries have investments, principally U.S. Treasury securities and Obligations of States and Political Subdivisions, on deposit with the various states in which they are licensed insurers. The carrying value of the securities on deposit was $15.7 million and $15.1 million as of December 31, 2007 and 2006, respectively.

5. TRUST ACCOUNTS

The Company maintains investments in trust accounts under certain reinsurance agreements with unrelated insurance companies. These investments collateralize the Company's obligations under the reinsurance agreements. The Company possesses sole responsibility for investment and reinvestment of the trust account assets. All dividends, interest and other income resulting from investment of these assets are distributed to the Company on a monthly basis. As of December 31, 2007 and 2006, the carrying values of these trust fund investments and cash balances were $1.3 million and $2.0 million, respectively.

The Company's share of the investments in the trust accounts is included in investments and cash equivalents, as applicable, in the accompanying consolidated balance sheets.

6. PROPERTY AND EQUIPMENT

The following table summarizes property and equipment as of December 31, 2007 and 2006:

(Dollars in thousands)	As of and for the years ended December 31, 2007	2006	Estimated Useful Lives (Years)
Computer Software	$ **26,852**	$ 25,988	5
Computer Hardware and Telephone Equipment	**19,832**	16,688	3 - 5
Furniture, Fixtures and Automobiles	**10,909**	9,324	5
Land and Building	**3,640**	3,635	40
Leasehold Improvements	**6,538**	4,963	2 - 12
	67,771	60,598	
Accumulated Depreciation and Amortization	**(41,441)**	(33,599)	
Property and Equipment, Net	$ **26,330**	$ 26,999	

As of December 31, 2007 and 2006, costs incurred for Property and Equipment not yet placed in service amounted to $2.7 million and $3.7 million, respectively. Amortization of costs incurred in developing or purchasing computer software amounted to $3.9 million, $4.1 million and $2.6 million for the years ended December 31, 2007, 2006 and 2005, respectively. Depreciation expense, excluding amortization of computer software, amounted to $4.2 million, $3.1 million and $2.1 million for the years ended December 31, 2007, 2006 and 2005, respectively.

7. GOODWILL

The Company has no goodwill carried on its Consolidated Balance Sheets as of December 31, 2007 or 2006. During the fourth quarter of 2005, the Company recorded a $25.7 million impairment charge related to the write-down of goodwill arising from the acquisition of the Company's personal lines segment. This loss, which was the same on a pre-tax and after-tax basis, was a result of the Company's annual evaluation of the carrying value of goodwill. The write-down was determined by comparing the fair value of the Company's personal lines segment and the implied value of the goodwill with the carrying amounts on the balance sheet. The write-down resulted from changes in business assumptions primarily due to the following: the unprecedented hurricane activity and associated catastrophe losses experienced in 2004 and 2005; the uncertainty of the 2006 catastrophe reinsurance renewal rates; the forecasted weather pattern of increased hurricane activity; the decision to change the personal lines segment business model to discontinue writing the mobile homeowners business and target new construction homeowners business; and the disruption in the Florida marketplace.

8. LIABILITY FOR UNPAID LOSS AND LOSS ADJUSTMENT EXPENSES

The following table sets forth a reconciliation of beginning and ending reserves for unpaid loss and loss adjustment expenses, net of amounts for reinsured losses and loss adjustment expenses, for the years indicated.

Net loss and loss adjustment expenses:

(In thousands)	As of and for the years ended December 31, 2007	2006	2005
Unpaid loss and loss adjustment expenses at beginning of year	$ **1,283,238**	$ 1,245,763	$ 996,667
Less: reinsurance receivables	**187,809**	304,768	324,948
Net unpaid loss and loss adjustment expenses at beginning of year	**1,095,429**	940,995	671,719
Provision for losses and loss adjustment expenses for current year claims	**704,734**	559,647	533,906
Decrease in estimated ultimate losses and loss adjustment expenses for prior year claims	**(85,781)**	(91,435)	(29,900)
Total incurred losses and loss adjustment expenses	**618,953**	468,212	504,006
Loss and loss adjustment expense payments for claims attributable to:			
Current year	**180,798**	118,845	110,496
Prior years [1][2]	**271,669**	194,933	124,234
Total payments	**452,467**	313,778	234,730
Net unpaid loss and loss adjustment expenses at end of year	**1,261,915**	1,095,429	940,995
Plus: reinsurance receivables	**170,018**	187,809	304,768
Unpaid loss and loss adjustment expenses at end of year	$ **1,431,933**	$ 1,283,238	$ 1,245,763

[1] During the year ended December 31, 2005, net loss and loss adjustment expense payments for claims attributable to prior years are lower by $64.3 million due to the Company's commutation of its 2003 Whole Account Net Quota Share Reinsurance Agreement.

[2] During the year ended December 31, 2006, net loss and loss adjustment expense payments for claims attributable to prior years are lower by $31.9 million due to the Company's commutation of its 2004 Whole Account Net Quota Share Reinsurance Agreement.

During 2007, the Company increased/(decreased) the estimated net unpaid loss and loss adjustment expenses for accident years 2006 and prior by the following amounts:

(In millions) Accident Year	Net Basis Loss and Loss Adjustment Expenses Increase (Decrease)				
	Commercial Coverages	Professional/ Management Liability Coverages	Rental/Leasing Auto Coverages	Other	Total
2006	$ (10.6)	$ (10.8)	$ (0.8)	$ (0.5)	$ (22.7)
2005	$ (8.4)	$ (15.1)	$ (1.3)	$ (0.2)	$ (25.0)
2004	$ (6.0)	$ (10.1)	$ (3.1)	$ 0.1	$ (19.1)
2003 & Prior	$ (6.0)	$ (10.8)	$ (3.1)	$ 0.9	$ (19.0)
Total	$ (31.0)	$ (46.8)	$ (8.3)	$ 0.3	$ (85.8)

The changes in the estimated net unpaid loss and loss adjustment expenses for the prior accident years during 2007 were primarily attributable to the following:

- For accident year 2006, the decrease in estimated net unpaid loss and loss adjustment expenses was principally due to lower estimates for:
  - Commercial property, professional liability, and commercial automobile coverages due to better than expected case incurred loss development, primarily as a result of both claim frequency and severity emergence being less than anticipated, and
  - Management liability coverages due to better than expected case incurred loss development primarily as a result of claim severity emergence being less than anticipated.
- For accident year 2005, the decrease in estimated net unpaid loss and loss adjustment expenses was principally due to lower loss estimates for:
  - Professional liability and management liability coverages due to better than expected case incurred loss development primarily as a result of claim severity being less than anticipated.
  - General liability and commercial automobile and commercial property coverages due to better than expected case incurred loss development, primarily as a result of both claim frequency and severity emergence being less than anticipated.
- For accident year 2004, the decrease in estimated net unpaid loss and loss adjustment expenses was principally due to lower loss estimates for:
  - Professional liability, commercial general liability, rental leasing and management liability coverages due to better than expected case incurred loss development primarily as a result of claim severity emergence being less than anticipated.
- For accident year 2003 and prior, the decrease in estimated net unpaid loss and loss adjustment expenses was principally due to lower loss estimates for:
  - Professional liability and management liability coverages due to better than expected case incurred loss development primarily as a result of claim severity emergence being less than anticipated.
  - Commercial general liability coverages due to better than expected case incurred loss development primarily as a result of both claim frequency and severity emergence being less than anticipated.

During 2006, the Company decreased the estimated net unpaid loss and loss adjustment expenses for accident years 2005 and prior by the following amounts:

(In millions) Accident Year	Net Basis Loss and Loss Adjustment Expenses Increase (Decrease)				
	Commercial Coverages	Professional/ Management Liability Coverages	Rental/Leasing Auto Coverages	Other	Total
2005	$ (52.0)	$ (5.0)	$ (1.0)	$ (1.2)	$ (59.2)
2004	$ (11.6)	$ 1.9	$ (2.8)	$ (0.1)	$ (12.6)
2003	$ (0.3)	$ (6.8)	$ (3.7)	$ (0.2)	$ (11.0)
2002 & Prior	$ (1.0)	$ (1.6)	$ (6.3)	$ 0.3	$ (8.6)
Total	$ (64.9)	$ (11.5)	$ (13.8)	$ (1.2)	$ (91.4)

The changes in the estimated net unpaid loss and loss adjustment expenses for prior year accident years during 2006 were primarily attributable to the following:

For accident year 2005, the decrease in estimated net unpaid loss and loss adjustment expenses was principally due to lower estimates for commercial coverages due to better than expected case incurred loss development resulting from less than anticipated incurred frequency emergence on general liability coverages, and less than anticipated severity emergence on property and auto coverages.

For accident year 2004, the decrease in estimated net unpaid loss and loss adjustment expenses was principally due to lower estimates for commercial coverages due to better than expected case incurred loss development resulting from less than anticipated incurred frequency emergence on general liability coverages, and less than anticipated incurred severity emergence on auto coverages.

For accident year 2003, the decrease in estimated net unpaid loss and loss adjustment expenses was principally due to lower estimates for professional liability coverages and rental/leasing auto coverages due to better than expected case incurred loss development resulting from less than anticipated incurred severity emergence on professional liability E&O and D&O coverages, and less than anticipated incurred frequency emergence on leasing auto coverages.

For accident years 2002 and prior, the decrease in estimated net unpaid loss and loss adjustment expenses was principally due to lower estimates for rental/leasing auto coverages due to better than expected case incurred loss development resulting from less than anticipated incurred frequency emergence on rental/leasing auto coverages, and less than anticipated incurred severity emergence on rental supplemental liability coverages.

During 2005, the Company increased/(decreased) the estimated total net unpaid losses and loss adjustment expenses for prior accident years by the following amounts:

	Net Basis Loss and Loss Adjustment Expenses Increase (Decrease)				
(In millions) **Accident Year**	**Commercial Coverages**	**Professional/ Management Liability Coverages**	**Rental/Leasing Auto Coverages**	**Other**	**Total**
2004	$ (12.7)	$ (7.6)	$ (4.3)	$ 0.4	$ (24.2)
2003	$ 3.5	$ (2.4)	$ (0.5)	$ 1.0	$ 1.6
2002	$ (0.6)	$ (2.0)	$ (3.4)	$ (1.0)	$ (7.0)
2001 & Prior	$ 1.9	$ (0.7)	$ (0.9)	$ (0.6)	$ (0.3)
Total	$ (7.9)	$ (12.7)	$ (9.1)	$ (0.2)	$ (29.9)

The changes in the estimated net unpaid losses and loss adjustment expenses for prior accident years during 2005 were primarily attributable to the following:

For accident year 2004, the decrease in estimated net unpaid loss and loss adjustment expenses was principally due to lower net loss estimates for: commercial package policies as a result of better than expected claim frequency and professional liability coverages due to better than expected case incurred development.

For accident year 2002, the decrease in estimated net unpaid loss and loss adjustment expenses and prior was principally due to decreased loss estimates across most commercial and specialty lines of business due to better than expected case incurred loss development.

9. LOANS PAYABLE

Two of the Company's insurance subsidiaries are members of the Federal Home Loan Bank of Pittsburgh ("FHLB"). A primary advantage of FHLB membership is the ability of members to access credit products from a reliable capital markets provider. The availability of any one member's access to credit is based upon its FHLB eligible collateral. The borrowing capacity will provide an immediately available line of credit. As of December 31, 2007 and 2006, the insurance subsidiaries had no borrowings outstanding, and the unused borrowing capacity was $708.4 million as of December 31, 2007.

10. INCOME TAXES

The composition of deferred tax assets and liabilities and the related tax effects as of December 31, 2007 and 2006 are as follows:

	As of December 31,	
(Dollars in thousands)	**2007**	**2006**
Deferred Income Tax Assets:		
Unearned Premium	**$ 53,683**	$ 48,159
Loss Reserve Discounting	**42,044**	39,548
State Insurance Related Assessments	**4,791**	4,509
Fair Value of Equity Based Compensation	**7,674**	3,125
Deferred Compensation	**4,634**	2,645
Net Realized Investment Losses	**2,837**	1,544
Deferred Compensation Liability For Preferred Agent Profit Sharing	**11,796**	—
Other Assets	**979**	330
Total Deferred Income Tax Assets	**128,438**	99,860
Deferred Income Tax Liabilities:		
Deferred Acquisition Costs	**64,556**	55,582
Unrealized Appreciation of Securities	**18,506**	13,380
Property and Equipment Basis	**1,357**	2,495
Net Investment Income	**781**	869
Other Liabilities	**383**	877
Total Deferred Income Tax Liabilities	**85,583**	73,203
Net Deferred Income Tax Asset	**$ 42,855**	$ 26,657

Based on the Company's federal tax loss and capital loss carryback availability, expected levels of future pre-tax financial statement income and federal taxable income, the Company believes that it is more likely than not that the existing deductible temporary differences will reverse during periods in which net federal taxable income is generated or have adequate federal carryback availability. As a result, no valuation allowance is recognized for deferred income tax assets as of December 31, 2007 or 2006.

On January 1, 2007 the Company adopted FASB Interpretation 48, "Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109." As a result of the implementation, no adjustment to the beginning balance of retained earnings was deemed necessary. The following table represents a reconciliation of the beginning and ending amount of the Company's unrecognized tax benefits:

(Dollars in thousands)		Amount
Balance as of January 1, 2007	$	175
Additions for Tax Positions Related to the Current Year		—
Additions for Tax Positions Related to Prior Years		6,641
Reductions for Tax Positions Related to Prior Years		—
Settlements with Taxing Authorities		(6,641)
Balance as of December 31, 2007	$	175

As of December 31, 2007, the total amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate was $0.2 million. The Company does not believe that it is reasonably possible that the $0.2 million of unrecognized tax benefits as of December 31, 2007 shown in the table above will significantly increase or decrease within the next twelve months.

Interest and penalties accrued for the underpayment of taxes are recorded as a component of income tax expense. The Company recognized a $0.7 million benefit related to interest and penalties, which reduced income tax expense for the year ended December 31, 2007. The liability for interest and penalties was $0.1 million and $1.7 million as of December 31, 2007 and 2006, respectively.

The Company and its subsidiaries file Federal and State income tax returns as required, and is subject to Federal and State examinations for tax years 2002 through 2006, and 2004 through 2006, respectively.

The following table summarizes the differences between the Company's effective tax rate for financial statement purposes and the federal statutory rate:

(Dollars in thousands)		Amount of Tax	Percent
For the year ended December 31, 2007:			
Federal Tax at Statutory Rate	$	170,297	35%
Nontaxable Municipal Bond Interest and Dividends Received Exclusion		(14,460)	(3)
State Income Tax Expense		2,086	1
Other, Net		561	—
Income Tax Expense	$	158,484	33%
For the year ended December 31, 2006:			
Federal Tax at Statutory Rate	$	152,129	35%
Nontaxable Municipal Bond Interest and Dividends Received Exclusion		(10,444)	(2)
State Income Tax Expense		2,290	1
Other, Net		1,830	—
Income Tax Expense	$	145,805	34%
For the year ended December 31, 2005:			
Federal Tax at Statutory Rate	$	84,286	35%
Non-deductible Goodwill Impairment Loss		9,003	4
Nontaxable Municipal Bond Interest and Dividends Received Exclusion		(8,616)	(4)
Other, Net		(545)	—
Income Tax Expense	$	84,128	35%

Philadelphia Insurance has entered into tax sharing agreements with each of its subsidiaries. Under the terms of these agreements, the income tax provision is computed as if each subsidiary were filing a separate federal income tax return, including adjustments for the income tax effects of net operating losses and other special tax attributes, regardless of whether those attributes are utilized in the Company's consolidated federal income tax return. As of December 31, 2007 and 2006, income taxes payable amounting to $0.9 million and $6.2 million, respectively were included in Other Liabilities in the Consolidated Balance Sheets.

11. SHAREHOLDERS' EQUITY

Basic and diluted earnings per share are calculated as follows:

(Dollar and share data in thousands, except per share data)	*As of and for the years Ended December 31,* 2007	2006	2005
Weighted-Average Common Shares Outstanding	**70,382**	69,796	68,551
Weighted-Average Share Equivalents Outstanding	**3,845**	3,674	4,534
Weighted-Average Shares and Share Equivalents Outstanding	**74,227**	73,470	73,085
Net Income	**$ 326,813**	$ 288,849	$ 156,688
Basic Earnings Per Share	**$ 4.64**	$ 4.14	$ 2.29
Diluted Earnings Per Share	**$ 4.40**	$ 3.93	$ 2.14

The following tables presents stock appreciation rights ("SARS") that were outstanding during the second half of 2007, but were not included in the computation of earnings per share for 2007 because the SARS' hypothetical option price was greater than the average market prices of the Company's common shares for 2007:

SARS Outstanding as of December 31, 2007	Hypothetical Option Price	Expiration Date of SAR
407,446	$ 47.52	February 21, 2017
25,000	$ 43.44	March 19, 2017
661	$ 42.41	May 1, 2017

During 2006, 30,000 SARS, which were granted at a hypothetical option price of $39.95 per SAR, were outstanding during the fourth quarter of 2006, but were not included in the computation of earnings per share for 2006 because the SARS' hypothetical option price was greater than the average market price of the Company's common shares for 2006. The SARS, which expire on September 28, 2016, were outstanding as of December 31, 2006.

During 2005, options to purchase 45,000 shares of the Company's common stock, which were granted at an exercise price of $28.30 per share, were outstanding during the fourth quarter of 2005, but were not included in the computation of earnings per share for 2005 because the options' price was greater than the average market price of the Company's common shares for 2005. The options, which expire on October 3, 2015, were outstanding as of December 31, 2005.

The Philadelphia Consolidated Holding Corp Amended and Restated Employees' Stock Incentive and Performance Based Compensation Plan (the "Plan") (formerly known as Philadelphia Consolidated Holding Corp. Stock Option Plan) provides incentives and awards to those employees and members of the Board of Directors ("participants") largely responsible for the long term success of the Company.

The maximum number of shares of the Company's common stock which may be subject to awards granted under the Plan is 18,750,000. The Plan permits (but does not require) the grant of restricted stock awards under conditions meeting the "performance based" compensation requirements of Section 162(m) of the Internal Revenue Code. The maximum number of shares includes all shares previously available for grants under the stock option plan prior to the adoption of this Plan. As of December 31, 2007, 4,467,018 shares of common stock remain reserved for future issuance pursuant to awards granted under the Plan. Under the Plan, the Company may grant stock options, SARS, restricted stock awards and restricted stock units to participants. Stock options, restricted stock awards and SARS have been granted to certain employees, and restricted stock awards have been granted to the Company's non-employee directors pursuant to the Plan as of December 31, 2007.

During 2007, the Company granted SARS and restricted stock awards to certain employees and granted restricted stock awards to its non-employee directors. All stock options that have been granted have provided for the purchase of common stock at a price not less than the fair market value on the grant date. A SAR grant consists of a right that is the economic equivalent of a stock option that could have been granted under the Plan, except that on the exercise of a SAR, the employee receives shares of the Company's common stock having a fair market value that is equal to the fair market value of the shares of common stock that would be subject to such hypothetical option, reduced by the amount that would be required to be paid by the employee as the purchase price upon exercise of such hypothetical option. All grants of SARS have provided for a hypothetical option purchase price of not less than the fair market value on the grant date. Stock options and SARS are generally exercisable after the expiration of five years following the grant date and expire ten years following the grant date. Compensation expense for stock options and SARS is recognized ratably over the vesting period. Stock options and SARS are generally forfeited by participants who terminate employment prior to vesting.

Compensation expense for restricted stock awards is recognized ratably over the vesting period ("Restriction Period"). Stock subject to restricted stock awards granted to employees during 2007 become free of the risk of forfeiture (i.e., become vested) generally after the expiration of five years following the grant date (the applicable Restriction Period). Stock subject to restricted stock awards granted to the Company's non-employee directors during 2007 become free of the risk of forfeiture after the expiration of three years following the grant date. Generally, if a participant terminates employment prior to the expiration of the Restriction Period, the award will lapse and all shares of common stock still subject to the restriction are forfeited.

The following table presents certain information regarding stock option transactions.

	As of and for the years Ended December 31,					
	2007		2006		2005	
	Options	Exercise Price Per Option[1]	Options	Exercise Price Per Option[1]	Options	Exercise Price Per Option[1]
Outstanding at beginning of year	**7,039,098**	**$ 14.45**	8,483,991	$ 13.54	7,931,100	$ 10.86
Granted	**—**	**$ —**	—	$ —	1,485,000	$ 23.34
Exercised	**(611,268)**	**$ 10.83**	(1,076,643)	$ 6.22	(854,859)	$ 5.36
Canceled	**(21,750)**	**$ 18.67**	(368,250)	$ 17.61	(77,250)	$ 17.58
Outstanding at end of year	**6,406,080**	**$ 14.78**	7,039,098	$ 14.45	8,483,991	$ 13.54
Exercisable at end of year	**2,428,830**	**$ 9.77**	1,746,348	$ 8.31	1,474,491	$ 6.18
Weighted-average fair value of options granted during the year [2]		**$ —**		$ —		$ 9.40

The total intrinsic value of options exercised during the years ended December 31, 2007 and 2006 was $19.6 million and $29.3 million, respectively.

[1] Weighted Average.

[2] The Company uses the Black-Scholes pricing model to calculate the fair value of the options awarded as of the date of grant.

The aggregate intrinsic value of outstanding and exercisable options as of December 31, 2007 was $157.4 million and $71.8 million, respectively. The total fair value of exercisable options as of December 31, 2007 was $9.6 million. The weighted average remaining contractual life of options outstanding as of December 31, 2007 was 5.3 years.

The following table presents information regarding SARS transactions during the years ended December 31, 2007 and 2006.

	As of and for the Year Ended December 31,	
	2007	2006
	SARS	SARS
Outstanding at beginning of period	**949,000**	—
Granted	**436,607**	949,000
Exercised	**—**	—
Canceled	**(4,500)**	—
Outstanding at end of period	**1,381,107**	949,000
Weighted-average fair value of SARS granted during the period [1]	**$ 19.59**	$ 14.45

[1] The Company uses the Black-Scholes pricing model to calculate the fair value of the SARS awarded as of the date of grant.

There were no exercisable SARS outstanding as of December 31, 2007 or 2006. The aggregate intrinsic value of outstanding SARS as of December 31, 2007 and 2006 was $5.7 million, and $10.6 million, respectively. The weighted average remaining contractual life of SARS outstanding as of December 31, 2007 and 2006 was 8.5 years and 9.1 years, respectively.

The following table presents information regarding restricted stock award transactions for the years ended December 31, 2007 and 2006.

	As of and for the year ended December 31,			
	2007		2006	
	Restricted Stock Shares	Weighted Average Grant Date Fair Value	Restricted Stock Shares	Weighted Average Grant Date Fair Value
Unvested at beginning of period	**178,459**	**$ 29.53**	141,465	$ 27.75
Granted	**146,884**	**$ 47.21**	47,080	$ 34.57
Vested	**(50)**	**$ 47.52**	—	$ —
Forfeited	**(10,743)**	**$ 36.15**	(10,086)	$ 28.17
Unvested at end of period	**314,550**	**$ 37.56**	178,459	$ 29.53

As of December 31, 2007, there was $30.4 million of pre-tax unrecognized compensation costs related to stock options, SARS and restricted stock granted under the Company's Plan. This unrecognized compensation cost is expected to be recognized over a weighted-average period of 3.0 years.

The fair value of each stock option and SAR award is estimated on the date of grant using the Black-Scholes option valuation model based on the assumptions noted in the following table. Expected volatilities are based on the historical volatility of the Company's common stock. The Company uses historical data to estimate stock option and SAR expected terms and employee terminations that are utilized within the valuation model; separate groups of employees that have similar historical exercise behavior are considered separately for valuation purposes. The expected term of stock options and SARS granted represents the period of time that granted stock option and SAR awards are expected to be outstanding. The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant appropriate for the expected life of the Company's stock options and SARS. The dividend yield assumption is based on history and expectation of dividend payouts. The ranges given below result from certain groups of employees exhibiting different behavior and from the differing market conditions which existed on the various grant dates.

	For the Year Ended December 31,		
	2007	2006	2005
Expected Stock Volatility	**29.1% – 32.4%**	33.4% – 35.5%	33.9%
Weighted Average Expected Stock Volatility	**33.1%**	33.9%	33.9%
Risk-Free Interest Rate	**4.5% – 4.7%**	4.4% – 4.8%	3.8% – 4.3%
Weighted Average Risk-Free Interest Rate	**4.6%**	4.6%	3.8%
Expected Life (Years)	**6.0 – 9.0**	6.0 – 9.0	6.0
Weighted Average Expected Life (Years)	**6.5**	6.5	6.0
Expected Dividends	**0.0%**	0.0%	0.0%

The Company has established the following stock purchase plans:

Employee Stock Purchase Plan (the "Stock Purchase Plan"): The aggregate maximum number of shares that may be issued pursuant to the Stock Purchase Plan, as amended, is 3,000,000. Shares may be purchased under the Stock Purchase Plan by eligible employees during designated one-month offering periods established by the Compensation Committee of the Board of Directors at a purchase price of the lesser of 85% of the fair market value of the shares on the first business day of the offering period or the date the shares are purchased. Shares purchased are restricted for a period of two years from the first day of the offering period. The purchase price of shares may be paid by the employee over six years pursuant to the execution of a promissory note. The promissory note(s) are collateralized by such shares purchased under the Stock Purchase Plan and are interest free. Under the Stock Purchase Plan, the Company issued 99,481 shares and 180,322 shares in 2007 and 2006, respectively. The weighted-average fair value per share of those purchase rights granted in 2007 and 2006 was $7.43 and $5.94, respectively.

The Nonqualified Employee Stock Purchase Plan (the "Nonqualified Stock Plan"): The aggregate maximum number of shares that may be issued pursuant to the Nonqualified Stock Plan is 6,000,000. Shares may be purchased under the Nonqualified Stock Plan by eligible employees during designated one-month offering periods established by the Compensation Committee of the Board of Directors at a purchase price of the lesser of 85% of the fair market value of the shares on the first business day of the offering period or the date the shares are purchased. Shares purchased are restricted for a period of five years from the first day of the offering period. The purchase price of shares may be paid by the employee over nine years pursuant to the execution of a promissory note. The promissory note(s) are collateralized by such shares purchased under the Nonqualified Stock Plan and are interest free. Under the Nonqualified Stock Plan, the Company issued 399,274 shares and 385,630 shares in 2007 and 2006, respectively. The weighted-average fair value per share of those purchase rights granted in 2007 and 2006 was $7.44 and $6.55, respectively.

Directors Stock Purchase Plan ("Directors Plan"): The Directors Plan has been established for the benefit of non-employee Directors. The aggregate maximum number of shares that may be issued pursuant to the Directors Plan is 125,000. Non-employee Directors, during monthly offering periods, may designate a portion of his or her fees to be used for the purchase of shares under the terms of the Directors Plan at a purchase price of the lesser of 85% of the fair market value of the shares on the first business day of the offering period or the date the shares are purchased. Under the Directors Plan, the Company issued 7,526 shares and 8,635 shares in 2007 and 2006, respectively. The weighted-average fair value per share of those purchase rights granted in 2007 and 2006 was $7.56 and $6.14, respectively.

Preferred Agents Stock Purchase Plan ("Preferred Agents Plan"): The Preferred Agents Plan has been established for the benefit of eligible Preferred Agents. The aggregate maximum number of shares that may be issued pursuant to the Preferred Agents Plan is 600,000. During designated offering periods, eligible Preferred Agents may either remit cash or have the Company withhold from commissions or other compensation amounts to be used for the purchase of shares under the terms of the Preferred Agents Plan at a purchase price of the lesser of 85% of the fair market value of the shares on the first business day of the offering period or the date the shares are purchased. Shares purchased are restricted for a period of two years from the first day of the offering period. During 2007, there were no shares issued under the plan. During 2006, the Company issued 60,492 shares under the plan. The weighted-average fair value of those purchase rights granted during 2006 was $5.80.

12. STOCK REPURCHASE AUTHORIZATION

During the three years ended December 31, 2007, there were no repurchases under the Company's stock repurchase authorization. As of December 31, 2007 and 2006, $45.0 million remains available under a $75.3 million stock purchase authorization.

13. STOCK-BASED COMPENSATION

Effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123 (revised 2004), "Share Based Payment" ("SFAS 123(R)") using the modified prospective transition method, which requires the measurement and recognition of compensation expense for all share-based payment awards made to the Company's employees and directors including stock options, stock settled appreciation rights ("SARS"), restricted stock and employee and director stock purchases related to the Employee Stock Purchase Plan, Nonqualified Employee Stock Purchase Plan, and Directors Stock Purchase Plan based on fair values. The Company's financial statements as of and for the years ended December 31, 2007 and 2006 reflect the impact of SFAS 123(R). In accordance with the modified prospective transition method, the Company's financial statements for prior periods have not been restated to reflect, and do not include, the impact of SFAS 123(R). Share-based compensation expense recognized is based on the value of the portion of share-based payment awards that is ultimately expected to vest. Share-based compensation expense recognized in the Company's Consolidated Statement of Operations and Comprehensive Income for the years ended December 31, 2007 and 2006 included compensation expense for:

- Share-based payment awards granted prior to, but not yet vested as of December 31, 2006 based on the grant date fair value estimated in accordance with the pro forma provisions of SFAS 123, and
- Compensation expense for the share-based payment awards granted subsequent to December 31, 2006 based on the grant date fair value estimated in accordance with the provisions of SFAS 123(R). In conjunction with the adoption of SFAS 123(R), the Company elected to attribute the value of share-based compensation to expense using the straight-line method, which was previously used for its pro forma information required under SFAS 123. Share-based compensation expense related to stock options and SARS was $9.9 million and $7.3 million, before income taxes for the years ended December 31, 2007 and 2006, respectively.

Share-based compensation expense related to restricted stock grants and employee and director stock purchase plans was $5.6 million and $2.7 million for the years ended December 31, 2007 and 2006, respectively.

Upon adoption of SFAS 123(R), the Company elected to value share-based payment awards granted beginning in 2006 using the Black-Scholes option-pricing model (the "Black-Scholes model"), which was also previously used for the pro forma information required under SFAS 123. The Black-Scholes model requires the input of certain assumptions. The Company's stock options and the option component of the Employee Stock Purchase Plan shares have characteristics significantly different from those of traded options, and changes in the assumptions can materially affect the fair value estimates.

The expected term of stock options and SARS represent the weighted-average period the stock options and SARS are expected to remain outstanding. The expected term is based on the observed and expected time to post-vesting exercise and forfeitures of options by the Company's employees. The Company uses historical volatility in deriving the expected volatility assumption. The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant appropriate for the expected life of the Company's stock options and SARS. The dividend yield assumption is based on history and expectation of dividend payouts.

As the share-based compensation expense recognized in the Consolidated Statement of Operations and Comprehensive Income for the years ended December 31, 2007 and 2006 is based on awards ultimately expected to vest, it has been reduced for estimated forfeitures. SFAS 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Forfeitures were estimated based on historical experience.

SFAS 123(R) requires that share-based compensation cost is recorded in the financial statements in the same classifications as the related employees' cash compensation. Accordingly, upon adoption of SFAS 123(R), a portion of the share-based compensation cost related to unvested awards and new awards has been capitalized as part of the Company's Deferred Acquisition Costs. As of December 31, 2007 and 2006, approximately $2.7 million and $2.3 million, respectively, of share-based compensation cost is included in Deferred Acquisition Costs on the Consolidated Balance Sheet.

The effect of recording share-based compensation expense for the years ended December 31, 2007 and 2006 is as follows:

(In thousands, except per share amounts)	*For the Year Ended December 31,* 2007	2006
Stock-based compensation expense	**$15,507**	$ 10,028
Tax benefit	**(5,427)**	(3,510)
Net decrease in net income	**$10,080**	$ 6,518
Stock-based compensation cost capitalized (gross of amortization) as deferred acquisition costs	**$ 5,361**	$ 4,634
Effect on:		
Cash flows from operating activities	**$ 783**	$ 1,531
Cash flows from financing activities	**$ 5,925**	$ 8,646
Effect on:		
Net earnings per share — Basic	**$ 0.10**	$ 0.09
Net earnings per share — Diluted	**$ 0.01**	$ 0.01

14. REINSURANCE

In the normal course of business, the Company has entered into various reinsurance contracts with unrelated reinsurers. The Company participates in such agreements for the purpose of limiting loss exposure and diversifying business. Reinsurance contracts do not relieve the Company from its obligation to policyholders. The loss and loss adjustment expense reserves ceded under such arrangements were $170.0 million and $187.8 million as of December 31, 2007 and 2006, respectively.

The Company evaluates the financial condition of its reinsurers to minimize its exposure to losses from reinsurer insolvencies. The percentage of ceded reinsurance receivables (excluding amounts ceded to voluntary and mandatory pool mechanisms) that are with reinsurers rated "A" (Excellent) or better by A.M. Best Company, or are fully collateralized was 93.5% and 92.4% as of December 31, 2007 and 2006, respectively.

As of December 31, 2007, the Company did not have any aggregate unsecured reinsurance receivables due from a single reinsurer that exceeded 3% of shareholders' equity. Unsecured reinsurance receivables include amounts receivable for paid and unpaid losses and loss adjustment expenses and unearned premium less reinsurance receivables secured by collateral.

The effect of reinsurance on premiums written and earned is as follows:

(In thousands)	Written	Earned
For the Year Ended December 31, 2007:		
Direct Business	**$ 1,688,743**	**$ 1,600,280**
Reinsurance Assumed	**3,480**	**3,817**
Reinsurance Ceded	**232,590**	**224,854**
Net Premiums	**$ 1,459,633**	**$ 1,379,243**
Reinsurance Assumed as a Percentage of Net	**0.2%**	**0.3%**
For the Year Ended December 31, 2006:		
Direct Business	$ 1,488,839	$ 1,361,057
Reinsurance Assumed	4,409	4,301
Reinsurance Ceded	210,384	196,056
Net Premiums	$ 1,282,864	$ 1,169,302
Reinsurance Assumed as a Percentage of Net	0.3%	0.4%
For the Year Ended December 31, 2005:		
Direct Business	$ 1,260,693	$ 1,161,284
Reinsurance Assumed	4,222	4,012
Reinsurance Ceded	154,144	188,649
Net Premiums	$ 1,110,771	$ 976,647
Reinsurance Assumed as a Percentage of Net	0.4%	0.4%

15. COMPENSATION PLANS

The Company has a defined contribution Profit Sharing Plan, which includes a 401K feature, covering substantially all employees. Under the plan, employees may contribute up to an annual maximum of the lesser of 15% of eligible compensation or the applicable Internal Revenue Code limit in a calendar year. The Company makes a matching contribution in an amount equal to 75% of the participant's pre-tax contribution, subject to a maximum of 6% of the participant's eligible compensation. The Company may also make annual discretionary profit sharing contributions at each plan year end. Participants are fully vested in the Company's contribution upon completion of four years of service. The Company's total contributions to the plan were $2.3 million, $1.8 million and $1.3 million for the years ended December 31, 2007, 2006 and 2005, respectively.

The Company sponsors an unfunded nonqualified key employee deferred compensation plan. Under the plan, deferred compensation benefits are provided through deferrals of base salary and bonus compensation ("Employee Deferrals") and discretionary contributions by the Company ("Employer Contributions") for a select group of management and highly compensated employees of the Company and its subsidiaries. Each participant is permitted to specify an investment or investments from among permissible investments which shall be the basis for determining the gain or loss adjustment applicable to such participant's plan deferral account. A participant's interest in the portion of his or her plan deferral account that is attributable to Employee Deferrals are fully vested at all times. That portion of a participant's plan deferral account attributable to Employer Contributions generally will vest over the course of a five year period beginning on the last day of the first year after the plan year for which the Employer Contribution was made. The amounts in each participant's plan deferral account represent an obligation of the Company to pay the participant at some time in the future. The Company had a deferred compensation obligation pursuant to the plan amounting to $8.8 million and $6.8 million as of December 31, 2007 and 2006, respectively.

The Company also sponsors an unfunded nonqualified executive deferred compensation plan. Under the plan, deferred compensation benefits are provided by the Company through deferrals of base salary and bonus compensation for management and highly compensated executives designated by the Board of Directors. Each participant is permitted to specify an investment or investments from among permissible investments which shall be the basis for determining the gain or loss adjustment applicable to such participant's plan deferral account. A participant's benefit under the plan is the amount of such participant's plan deferral amount. The Company had a deferred compensation obligation pursuant to the plan amounting to $3.2 million and $3.8 million as of December 31, 2007 and 2006, respectively.

16. COMMITMENTS AND CONTINGENCIES

The Company is subject to routine legal proceedings in connection with its property and casualty insurance business. The Company also is not involved in any pending or threatened legal or administrative proceedings which management believes can reasonably be expected to have a material adverse effect on the Company's financial condition or results of operations.

Operating Leases:

The Company currently leases office space to serve as its headquarters location and 45 regional and field offices throughout the country. In addition, the Company leases certain computer equipment and licenses certain computer software. Rental expense for operating leases was $7.1 million, $5.5 million and $5.1 million for the years ended December 31, 2007, 2006 and 2005, respectively.

The future minimum rental payments required under operating leases that have initial or remaining non-cancelable lease terms in excess of one year as of December 31, 2007 were as follows:

(In thousands)	
Year Ending December 31:	
2008	$ 5,973
2009	5,595
2010	4,959
2011	4,625
2012 and Thereafter	7,803
Total Minimum Payments Required	$28,955

Open Commitments:

As of December 31, 2007, the Company has open commitments of $4.1 million under certain limited partnership, information technology and corporate sponsorship agreements.

Credit Agreement:

Effective June 29, 2007, the Company amended its unsecured Credit Agreement (the "Credit Agreement") which establishes a revolving credit facility providing for loans to the Company of up to $50.0 million in principal amount outstanding at any one time. The amended Credit Agreement has a maturity date of June 27, 2008 and contains an annual commitment fee of 6.0 basis points per annum on the unused commitments under the Credit Agreement. Each loan under the amended Credit Agreement will bear interest at a per annum rate equal to, at the Company's option, (i) Libor plus 0.35% or (ii) the higher of the administrative agent and lender's prime rate and the Federal Funds rate plus 0.50%. As of December 31, 2007, no borrowings have been made by the Company under this Credit Agreement.

The Credit Agreement contains various representations, covenants and events of default typical for credit facilities of this type. As of December 31, 2007, the Company was in compliance with all covenants contained in the Credit Agreement.

State Insurance Guaranty Funds:

As of December 31, 2007 and 2006, included in Other Liabilities in the Consolidated Balance Sheets were $13.2 million and $15.1 million, respectively, of liabilities for state insurance guaranty funds. As of December 31, 2007 and 2006, included in Other Assets in the Consolidated Balance Sheets were $0.2 million and $0.2 million, respectively, of related assets for premium tax offsets or policy surcharges. The related asset is limited to the amount that is determined based upon policy surcharges from policies in force.

State Insurance Facility Assessments:

The Company continually monitors developments with respect to state insurance facilities. The Company is required to participate in various state insurance facilities that provide insurance coverage to individuals or entities that otherwise are unable to purchase such coverage from private insurers. Because of the Company's participation, it may be exposed to losses that surpass the capitalization of these facilities and/or to assessments from these facilities.

Among other state insurance facilities, the Company is subject to assessments from Florida Citizens Property Insurance Corporation ("Florida Citizens"), which was created by the state of Florida to provide insurance to property owners unable to obtain coverage in the private insurance market. Florida Citizens, at the discretion and direction of its Board of Governors ("Florida Citizens Board"), can levy a regular assessment on participating companies for a deficit in any calendar year up to a maximum of the greater of 10% of the deficit or 10% of Florida property premiums industry-wide for the prior year. The portion of the total assessment attributable to the Company is based on its market share. An insurer may recoup a regular assessment through a surcharge to policyholders. If a deficit remains after the regular assessment, Florida Citizens can also fund any remaining deficit through emergency assessments in the current and subsequent years. Companies are required to collect the emergency assessments directly from residential property policyholders and remit to Florida Citizens as collected. In addition, Florida Citizens may issue bonds to further fund a deficit. Participating companies are obligated to purchase any unsold bonds issued by Florida Citizens.

In addition to Florida Citizens, the Company continues to monitor developments with respect to various other state facilities such as the Mississippi Windstorm Underwriting Association and the Texas Windstorm Insurance Association. The ultimate impact of the 2005 hurricane season on these facilities is currently uncertain, but could result in the facilities recognizing a financial deficit or a financial deficit greater than the level currently estimated by the facility. They may, in turn, have the ability to assess participating insurers when financial deficits occur, adversely affecting the Company's results of operations.

Florida Hurricane Catastrophe Fund:

The Company and other insurance companies writing residential property policies in Florida must participate in the Florida Hurricane Catastrophe Fund ("FHCF"). If the FHCF does not have sufficient funds to pay its ultimate reimbursement obligations to participating insurance companies, it has the authority to issue bonds, which are funded by assessments on generally all property and casualty premiums in Florida. By law, these assessments are the obligation of insurance policyholders, which insurance companies must collect. The FHCF assessments are limited to 6% of premiums per year beginning the first year in which reimbursements require bonding, and up to a total of 10% of premiums per year for assessments in the second and subsequent years, if required to fund additional bonding. Upon the order of the Florida Office of Insurance Regulation ("FLOIR"), companies are required to collect the FHCF assessments directly from their policyholders and remit them to the FHCF as they are collected.

17. SUMMARY OF QUARTERLY FINANCIAL INFORMATION — UNAUDITED

The following quarterly financial information for each of the three months ended March 31, June 30, September 30 and December 31, 2007 and 2006 is unaudited. However, in the opinion of management, all adjustments (consisting of normal recurring adjustments) necessary to present fairly the results of operations for such periods, have been made for a fair presentation of the results shown (in thousands, except share and per share data):

(In thousands, except share and per share data)	Three Months Ended March 31, 2007 [1]	June 30, 2007 [1]	September 30, 2007 [1]	December 31, 2007 [1]
Net Earned Premiums	$ 318,718	$ 337,315	$ 359,149	$ 364,061
Net Investment Income	$ 26,973	$ 28,522	$ 30,199	$ 31,530
Net Realized Investment Gain (Loss)	$ 1,757	$ 28,064	$ 2,817	$ (3,072)
Net Loss and Loss Adjustment Expenses	$ 150,505	$ 148,589	$ 144,805	$ 175,054
Acquisition Costs and Other Underwriting Expenses	$ 96,904	$ 101,746	$ 101,252	$ 113,201
Net Income	$ 65,980	$ 94,401	$ 96,244	$ 70,188
Basic Earnings Per Share	$ 0.94	$ 1.34	$ 1.37	$ 0.99
Diluted Earnings Per Share	$ 0.89	$ 1.27	$ 1.30	$ 0.94
Weighted-Average Common Shares Outstanding	70,148,787	70,361,554	70,457,765	70,553,136
Weighted-Average Share Equivalents Outstanding	4,054,030	3,835,617	3,599,654	3,858,124
Weighted-Average Shares and Share Equivalents Outstanding	74,202,817	74,197,171	74,057,419	74,411,260

	Three Months Ended March 31, 2006 [2]	June 30, 2006 [2]	September 30, 2006 [2]	December 31, 2006 [2]
Net Earned Premiums	$ 276,546	$ 288,794	$ 296,366	$ 307,596
Net Investment Income	$ 20,062	$ 21,677	$ 23,833	$ 26,127
Net Realized Investment Loss	$ (394)	$ (2,412)	$ (6,976)	$ (79)
Net Loss and Loss Adjustment Expenses	$ 143,665	$ 108,755	$ 84,706	$ 131,086
Acquisition Costs and Other Underwriting Expenses	$ 77,017	$ 85,337	$ 89,052	$ 86,861
Net Income	$ 50,321	$ 74,857	$ 89,890	$ 73,781
Basic Earnings Per Share	$ 0.73	$ 1.07	$ 1.28	$ 1.05
Diluted Earnings Per Share	$ 0.70	$ 1.03	$ 1.22	$ 1.00
Weighted-Average Common Shares Outstanding	69,377,774	69,775,336	69,991,728	70,029,636
Weighted-Average Share Equivalents Outstanding	2,982,230	2,721,730	3,488,999	3,887,446
Weighted-Average Shares and Share Equivalents Outstanding	72,360,004	72,497,066	73,480,727	73,917,082

[1] Net Realized Investment Gain (Loss) for the three months ended March 31, 2007, June 30, 2007, September 30, 2007 and December 31, 2007 includes non-cash realized losses of $2.5 million, $0.1 million, $1.1 million, and $4.2 million, respectively, as a result of impairment evaluations.

[2] Net Realized Investment Loss for the three months ended March 31, 2006, June 30, 2006, September 30, 2006 and December 31, 2006 includes non-cash realized losses of $0.7 million, $0.6 million, $5.7 million, and $1.8 million, respectively, as a result of impairment evaluations.

18. SEGMENT INFORMATION

The Company's operations are classified into three reportable business segments which are organized around its three underwriting divisions:

- The Commercial Lines Underwriting Group which has underwriting responsibility for the commercial multi-peril package, commercial automobile, specialty property and inland marine, and antique/collector car insurance products;
- The Specialty Lines Underwriting Group which has underwriting responsibility for professional and management liability products; and
- The Personal Lines Group which has underwriting responsibilities for personal property insurance products for homeowners and manufactured housing markets in Florida, and the National Flood Insurance Program for bother personal and commercial policy holders.

Each business segment's responsibilities include: pricing, managing the risk selection process, and monitoring the loss ratios by product and insured. The reportable segments operate solely within the United States and have not been aggregated.

The segments follow the same accounting policies used for the Company's consolidated financial statements as described in the summary of significant accounting policies. Management evaluates a segment's performance based upon premium production and the associated loss experience which includes paid losses, an amount determined on the basis of claim adjusters' evaluation with respect to insured events that have occurred and an amount for losses incurred that have not yet been reported. Investments and investment performance including investment income and net realized investment gain; acquisition costs and other underwriting expenses including commissions, premium taxes and other acquisition costs; and other operating expenses are managed at a corporate level by the corporate accounting function in conjunction with other corporate departments and are included in "Corporate."

Following is a tabulation of business segment information for each of the past three years. Corporate information is included to reconcile segment data to the consolidated financial statements:

(In thousands)	Commercial Lines	Specialty Lines	Personal Lines	Corporate	Total
2007:					
Gross Written Premiums	$ 1,388,181	$ 245,220	$ 58,822	$ —	$ 1,692,223
Net Written Premiums	$ 1,266,547	$ 200,515	$ (7,429)	$ —	$ 1,459,633
Revenue:					
Net Earned Premiums	$ 1,174,779	$ 188,985	$ 15,479	$ —	$ 1,379,243
Net Investment Income	—	—	—	117,224	117,224
Net Realized Investment Gain	—	—	—	29,566	29,566
Other Income	—	—	2,363	1,198	3,561
Total Revenue	1,174,779	188,985	17,842	147,988	1,529,594
Losses and Expenses:					
Net Loss and Loss Adjustment Expenses	537,999	71,561	9,393	—	618,953
Acquisition Costs and Other Underwriting Expenses	—	—	—	413,103	413,103
Other Operating Expenses	—	—	1,407	10,834	12,241
Total Losses and Expenses	537,999	71,561	10,800	423,937	1,044,297
Income Before Income Taxes	636,780	117,424	7,042	(275,949)	485,297
Total Income Tax Expense	—	—	—	158,484	158,484
Net Income	$ 636,780	$ 117,424	$ 7,042	$ (434,433)	$ 326,813
Total Assets	$ —	$ —	$ 89,063	$ 4,010,875	$ 4,099,938
2006:					
Gross Written Premiums	$ 1,169,468	$ 227,567	$ 96,213	$ —	$ 1,493,248
Net Written Premiums	$ 1,080,248	$ 181,358	$ 21,258	$ —	$ 1,282,864
Revenue:					
Net Earned Premiums	$ 966,281	$ 173,974	$ 29,047	$ —	$ 1,169,302
Net Investment Income	—	—	—	91,699	91,699
Net Realized Investment Loss	—	—	—	(9,861)	(9,861)
Other Income	—	—	2,031	599	2,630
Total Revenue	966,281	173,974	31,078	82,437	1,253,770
Losses and Expenses:					
Net Loss and Loss Adjustment Expenses	343,575	109,462	15,175	—	468,212
Acquisition Costs and Other Underwriting Expenses	—	—	—	338,267	338,267
Other Operating Expenses	—	—	1,407	11,230	12,637
Total Losses and Expenses	343,575	109,462	16,582	349,497	819,116
Income Before Income Taxes	622,706	64,512	14,496	(267,060)	434,654
Total Income Tax Expense	—	—	—	145,805	145,805
Net Income	$ 622,706	$ 64,512	$ 14,496	$ (412,865)	$ 288,849
Total Assets	$ —	$ —	$ 133,182	$ 3,305,355	$ 3,438,537
2005:					
Gross Written Premiums	$ 960,344	$ 205,306	$ 99,265	$ —	$ 1,264,915
Net Written Premiums	$ 904,707	$ 159,112	$ 46,952	$ —	$ 1,110,771
Revenue:					
Net Earned Premiums	$ 778,407	$ 151,678	$ 46,562	$ —	$ 976,647
Net Investment Income	—	—	—	63,709	63,709
Net Realized Investment Gain	—	—	—	9,609	9,609
Other Income	—	—	943	521	1,464
Total Revenue	778,407	151,678	47,505	73,839	1,051,429
Losses and Expenses:					
Net Loss and Loss Adjustment Expenses	375,590	93,824	34,592	—	504,006
Acquisition Costs and Other Underwriting Expenses	—	—	—	263,759	263,759
Other Operating Expenses	—	—	370	16,754	17,124
Goodwill Impairment Loss	—	—	25,724	—	25,724
Total Losses and Expenses	375,590	93,824	60,686	280,513	810,613
Income Before Income Taxes	402,817	57,854	(13,181)	(206,674)	240,816
Total Income Tax Expense	—	—	—	84,128	84,128
Net Income	$ 402,817	$ 57,854	$ (13,181)	$ (290,802)	$ 156,688
Total Assets	$ —	$ —	$ 227,122	$ 2,700,704	$ 2,927,826

Summarized revenue information by product grouping for the Company's three reportable business segments for the years ended December 31, 2007, 2006 and 2005 is as follows:

(In thousands)	2007	2006	2005
Commercial Lines Net Earned Premiums			
Commercial Package	$ 1,069,843	$ 892,633	$ 699,514
Specialty Property	59,628	45,060	38,048
Commercial Auto	21,801	22,733	23,574
Antique/Collector Auto	19,904	814	—
All Other	3,603	5,041	17,271
Total Commercial Lines	1,174,779	966,281	778,407
Specialty Lines Net Earned Premiums			
Management Liability	104,254	79,392	61,170
Professional Liability	84,731	94,582	90,508
Total Specialty Lines	188,985	173,974	151,678
Personal Lines Net Earned Premiums			
Homeowners and Manufactured Housing	15,479	29,047	46,562
National Flood Insurance Program	—	—	—
Total Personal Lines Net Earned Premiums	15,479	29,047	46,562
Other Income	2,363	2,031	943
Total Personal Lines	17,842	31,078	47,505
Corporate			
Net Investment Income	117,224	91,699	63,709
Net Realized Investment Gain (Loss)	29,566	(9,861)	9,609
Other Income	1,198	599	521
Total Corporate	147,988	82,437	73,839
Total Revenue	$ 1,529,594	$ 1,253,770	$ 1,051,429

19. SUBSEQUENT EVENT

On February 26, 2008, the Company received a complaint filed on February 14, 2008 with the U.S. District Court for the Southern District of Florida by seven individuals. These individuals purported to act on behalf of a class of similarly situated persons who had been issued insurance policies by Liberty American Select Insurance Company, formerly known as Mobile USA Insurance Company ("LASIC"). The complaint, which is alleged to be a "class action complaint," was filed against Philadelphia Insurance and its subsidiaries, LASIC, Liberty American Insurance Company and Liberty American Insurance Group, Inc. The complaint requests an unspecified amount of damages "in excess of $5,000,000" and equitable relief to prevent the defendants from committing what are alleged to be unfair business practices. The plaintiffs allege that from the period from at least as early as September 1, 2003 through December 31, 2006 they and other policyholders sustained property damage covered under policies issued by LASIC, and that LASIC improperly denied or paid only a portion of the policyholders' claims for which they were entitled to be reimbursed.

The Company believes that it has valid defenses to the claims made in the complaint, and that the claims may not be entitled to be brought as a class action. The Company will vigorously defend against such claims. Although there is no assurance as to the outcome of this litigation or as to its effect on the Company's financial position, the Company believes, based on the facts currently known to it, that the outcome of this litigation will not have a material adverse effect on its financial position

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Securities Exchange Act of 1934. Under the supervision and with the participation of our management, including the principal executive officer and principal financial officer, we have conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation under the framework in Internal Control-Integrated Framework, we have concluded that the internal control over financial reporting was effective as of December 31, 2007. Our management's assessment of the effectiveness of internal control over financial reporting as of December 31, 2007 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which is included herein.

Because of its inherent limitations, internal control over the financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Philadelphia Consolidated Holding Corp.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income and comprehensive income, of shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Philadelphia Consolidated Holding Corp. and its Subsidiaries at December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in Note 1 to the consolidated financial statements, the Company changed the manner in which it accounts for share-based compensation in 2006.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
February 22, 2008

MARKET AND DIVIDEND INFORMATION FOR COMMON STOCK

The Company's common stock, no par value, trades on The NASDAQ Global Select Market under the symbol "PHLY". As of February 8, 2008, there were 1,492 holders of record of the Company's common stock. The high and low sales prices of the common stock, as reported by the National Association of Securities Dealers, were as follows:

	2007		2006	
Quarter	High	Low	High	Low
First	**48.000**	**42.250**	36.810	31.530
Second	**46.940**	**39.900**	34.260	29.820
Third	**42.470**	**30.300**	40.090	30.420
Fourth	**46.720**	**36.640**	45.990	38.410

The Company did not declare cash dividends on its common stock in 2007 or 2006, and currently intends to retain its earnings to enhance future growth. Any future payment of dividends by the Company will be determined by the Board of Directors, and will be based on general business conditions and legal and regulatory restrictions.

As a holding company, the Company is dependent upon dividends and other permitted payments from its subsidiaries to pay any cash dividends to its shareholders. The ability of the Company's Insurance Subsidiaries to pay dividends to the Company is subject to regulatory limitations (see Note 2 to the Company's Consolidated Financial Statements and the section of "Management's Discussion and Analysis of Financial Condition and Results of Operations" captioned "Liquidity and Capital Resources").

STOCK PRICE PERFORMANCE

The graph below compares the cumulative total shareholder return on the Company's common stock with the cumulative total return of the NASDAQ Stock Market (U.S.) ("NASDAQ — U.S.") Index and the NASDAQ Insurance Stocks Index ("NASDAQ — INS"). The comparison assumes $100 was invested on December 31, 2002 in the Company's common stock and in each of the foregoing indices and assumes reinvestment of dividends monthly.


$400
350
300
250
200
150
100
50
0
Philadelphia Consolidated Holding Corp.
NASDAQ (U.S.)
NASDAQ Insurance Stocks
2002
2003
2004
2005
2006
2007

Subsidiaries

Philadelphia Indemnity Insurance Company
Philadelphia Insurance Company
Maguire Insurance Agency, Inc.
PCHC Investment Corp.
Liberty American Insurance Group, Inc.
Liberty American Select Insurance Company
Liberty American Insurance Company
Liberty American Insurance Services, Inc.
MHIA Premium Finance Company

Independent Registered Public Accounting Firm

PricewaterhouseCoopers LLP
Philadelphia, PA

SEC Form 10-K

A copy of the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission may be obtained without charge by written request to:

Joseph J. Barnholt, Assistant Vice President
Philadelphia Consolidated Holding Corp.
One Bala Plaza, Suite 100
Bala Cynwyd, PA 19004

Transfer Agent & Registrar

American Stock Transfer & Trust Co.
6201 15th Avenue
Brooklyn, NY 11219
(718) 921-8275

Common Stock

Listed: NASDAQ
Quoted: (PHLY)
Newspaper: PhilConHldg

Annual Meeting

Friday, May 16, 2008
10:00 a.m.
Hilton Philadelphia City Avenue
4200 City Avenue
Philadelphia, PA 19131



PHILADELPHIA INSURANCE COMPANIES

Focus on the things that matter,
we'll handle the risk



PHILADELPHIA INSURANCE COMPANIES

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Board of Directors

From left to right

Michael J. Morris
Retired Chairman and Chief Executive Officer, Transport International Pool Corp.

Donald A. Pizer
Retired Former Partner
Ernst & Young LLP

Paul R. Hertel, Jr.
Retired Chairman of Executive Committee,
Paul Hertel & Company, Inc.

Elizabeth H. Gemmill
Chairman of the Board,
Philadelphia University
President, Warwick Foundation

Sean S. Sweeney
Executive Vice President and Chief Marketing Officer,
Philadelphia Consolidated Holding Corp.

James J. Maguire
Chairman of the Board and Founder, Philadelphia Consolidated Holding Corp.

James J. Maguire, Jr.
President and Chief Executive Officer, Philadelphia Consolidated Holding Corp.

Ronald R. Rock
CEO, Knowledge Rules, Inc.

Shaun F. O'Malley
Chairman Emeritus
Price Waterhouse, LLP

Michael J. Cascio
Retired President and Chief Executive Officer, OPUS Re

Aminta Hawkins Breaux, Ph.D.
Vice President for Student Affairs,
Millersville University

Officers

James J. Maguire*
Chairman of the Board and Founder[1][2]

James J. Maguire, Jr.*
President and CEO[1][2]

Sean S. Sweeney*
Executive Vice President and Chief Marketing Officer[1][2]

Craig P. Keller*
Executive Vice President,
Secretary, Treasurer and CFO[1][2]

Christopher J. Maguire*
Executive Vice President and Chief Underwriting Officer[1][2]

T. Bruce Meyer*
President and CEO,
Liberty American Insurance Group

William J. Benecke
Senior Vice President, Claims[1][2]

John W. Glomb
Senior Vice President, Underwriting[1][2]

Coleman V. Henry
Senior Vice President, Underwriting[1][2]

Timothy J. Maguire
Senior Vice President,
Western Territory[1][2]

Robert D. O'Leary, Jr.
Senior Vice President,
Eastern Territory[1][2]

Robert Pottle
Senior Vice President,
Midwestern Territory[1][2]

Deborah A. Sutton
Senior Vice President,
Corporate Operations[1][2]

James F. Tygh
Senior Vice President and Chief Actuarial Officer[1][2]

Michael J. Barrile
Vice President, Claims[1][2]

Charles E. Brogan, Jr.
Vice President,
Mid-Atlantic Region[1][2]

Jeffrey M. Collins
Vice President, Underwriting[2]

John P. Doyle
Vice President, Underwriting[2]

Jeffrey E. Frick
Vice President, Underwriting[2]

Frank L. Giardina
Vice President,
Information Services[2]

Karen A. Gilmer-Pauciello
Vice President and Controller[1][2]

Bruce W. Gurney
Vice President, Underwriting[2]

Thomas R. Herendeen
Vice President, Underwriting[2]

Bryan N. Hughes
Vice President,
Southeast Region[1][2]

Michael W. Kelly
Vice President,
Internal Audit[2]

Kenneth C. Klassy
Vice President,
Northwest Region[1][2]

Brent P. Kruse
Vice President,
North Central Region[2]

Michael P. Kuhney
Vice President, Underwriting[2]

Cynthia B. Lasprogata
Vice President, Claims[2]

Bryan R. Luci
Vice President, Sunbelt Region[1][2]

James S. Maloy
Vice President, Florida Region[1][2]

N. Brooks Martin
Vice President,
Northeast Region[2]

William W. Misita
Vice President, Marketing[2]

Robert J. Morgan
Vice President, Underwriting[2]

Brian J. O'Reilly
Vice President, Metro Region[1][2]

Teresa M. Panichelli
Vice President,
Information Services[2]

Charles K. Pedone
Vice President,
Western Region[1][2]

Mark A. Plousis
Vice President, Underwriting[2]

Lisa A. Prinz
Vice President,
Underwriting Services[2]

Stuart G. Sadwin
Vice President, Actuarial[2]

Neal F. Schmidt
Vice President, Underwriting[2]

Trenton G. Sharp
Vice President,
Southwest Region[1][2]

Daniel M. Shea
Vice President,
Northeast Region[2]

Steven G. Silvers
Vice President,
Ohio Valley Region[1][2]

Robert J. Wehrle
Vice President, Underwriting[2]

Stephen E. Westhead
Vice President,
Central Region[1][2]

Shannon M. Weston
Vice President,
Rocky Mountain Region[2]

* *Executive Officer* [1] *Officer of Philadelphia Consolidated Holding Corp.* [2] *Officer of Maguire Insurance Agency, Inc.*

Design: Creative Strategy Group | cg-design.com



PHILADELPHIA INSURANCE COMPANIES

One Bala Plaza, Suite 100 • Bala Cynwyd, PA 19004
610.617.7900 • 877 GETPHLY • 610.617.7940 fax
www.phly.com


This is a
green
ANNUAL REPORT
www.GreenAnnualReport.com

Philadelphia Insurance Companies saved the following resources by producing this Green Annual Report™:


9.62 trees preserved for the future


27.77 lbs water-borne waste not created


4,085 gals wastewater flow saved


452 lbs solid waste not generated


890 lbs net greenhouse gases prevented


6,812,155 BTUs energy not consumed


END


Mixed Sources
Product group from well-managed forests, controlled sources and recycled wood or fiber
FSC